UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

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☐   Soliciting Material under §240.14a-12

Peoples Bancorp Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Peoples Bancorp Inc. • 138 Putnam Street • P.O. Box 738
Marietta, OH 45750-0738
Telephone: (740) 374-6136
www.peoplesbancorp.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PEOPLES BANCORP INC.
Marietta, Ohio
March 20, 2014

Dear Fellow Shareholders:

The Annual Meeting of Shareholders (the "Annual Meeting") of Peoples Bancorp Inc. ("Peoples") will be held at 10:00 a.m., Eastern Daylight Saving Time, on Thursday, April 24, 2014, in the Ball Room of the Lafayette Hotel, 101 Front Street in Marietta, Ohio (Interstate 77, Ohio exit 1), for the following purposes:

1. To elect the following directors for terms of three years each:

Nominee		Term Will Expire In
Tara M. Abraham	(for re-election)	2017
James S. Huggins	(for re-election)	2017
Dr. Brenda F. Jones	(for re-election)	2017

2. To consider and vote upon a non-binding advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in the accompanying proxy statement for the Annual Meeting.

3. To consider and vote upon a proposal to approve the Peoples Bancorp Inc. Employee Stock Purchase Plan.

4. To consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2014.

5. To transact any other business that properly comes before the Annual Meeting. Peoples' Board of Directors (the "Board") is not aware of any other business to come before the Annual Meeting.

If you were a holder of record of common shares of Peoples at the close of business on February 24, 2014, you will be entitled to vote in person or by proxy at the Annual Meeting.

You are cordially invited to attend the Annual Meeting. Your vote is important, regardless of the number of common shares you own. Whether or not you plan to attend the Annual Meeting in person, it is important that your common shares be represented. ***Please complete, sign, date and return your proxy card in the postage-paid envelope provided as promptly as possible. Alternatively, refer to the instructions on the proxy card for details about transmitting your voting instructions electronically via the Internet or by telephone.*** Returning the proxy card or transmitting your voting instructions electronically does not deprive you of the right to attend the Annual Meeting and to vote your common shares in person in the manner described in the accompanying proxy statement.

Peoples' 2013 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended December 31, 2013, accompanies this notice and the proxy statement for the Annual Meeting.

By Order of the Board,

M. Ryan Kirkham

M. Ryan Kirkham
Corporate Secretary

To obtain directions to attend the Annual Meeting and vote in person, please call Investor Relations at 740-374-6136.

PEOPLES BANCORP INC.
PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 24, 2014

GENERAL INFORMATION	1
Mailing	1
SHAREHOLDER PROPOSALS FOR 2015 ANNUAL MEETING	1
VOTING INFORMATION	2
Who can vote at the Annual Meeting?	2
How do I vote?	2
How do I vote if my common shares are held through the Peoples Bancorp Inc. Retirement Savings Plan?	2
How will my common shares be voted?	3
How do I change or revoke my proxy?	3
If I vote in advance, can I still attend the Annual Meeting?	3
What constitutes a quorum and what is the vote required with respect to the proposals to be considered at the Annual Meeting?	3
Who pays the costs of proxy solicitation?	4
NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS	5
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	5
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	8
TRANSACTIONS WITH RELATED PERSONS	8
PROPOSAL NUMBER 1: ELECTION OF DIRECTORS	9
Recommendation and Vote Required	10
EXECUTIVE OFFICERS	13
THE BOARD AND COMMITTEES OF THE BOARD	14
Independence of Directors	14
Executive Sessions	14
Meetings of the Board and Attendance at Annual Meetings of Shareholders	15
Committees of the Board	15
Audit Committee	15
Compensation Committee	16
Executive Committee	17
Governance and Nominating Committee	17
Risk Committee	18
NOMINATING PROCEDURES	19
SHAREHOLDER COMMUNICATIONS WITH THE BOARD	20
PROPOSAL NUMBER 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION	20
Recommendation and Vote Required	21
PROPOSAL NUMBER 3: APPROVAL OF THE PEOPLES BANCORP INC. EMPLOYEE STOCK PURCHASE PLAN	21
General	21
Summary of Operation of the Employee Stock Purchase Plan	22
Administration of the Employee Stock Purchase Plan	22
Eligibility	22
Participation	22
Effect of Termination of Employment on Election to Participate	23
Release from Stock Accounts	23
Adjustments Upon Changes in Capitalization	24

No Promise of Future Awards   24

Costs and Expenses   24

Amendment, Modification and Termination of the Employee Stock Purchase Plan   24

Effect of Termination of Employee Stock Purchase Plan   24

Income Tax Consequences   24

Recommendation and Vote Required   25

EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS   25

Executive Summary of Previous Year's Performance and Compensation   25

Compensation Philosophy and Objectives   31

Role of Executive Officers in Compensation Decisions   32

Setting Executive Compensation   32

2013 Executive Compensation Components   33

Base Salary   34

Cash and Equity-Based Incentive Program   34

Retirement and Other Benefits   37

Perquisites and Other Personal Benefits   39

Change in Control Agreements   40

Tax and Accounting Implications   40

Deductibility of Executive Compensation   40

Non-Qualified Deferred Compensation   40

Accounting for Equity-Based Compensation   40

Other Information   41

Summary   41

COMPENSATION COMMITTEE REPORT   41

Discussion of Risk Review and Assessment   41

SUMMARY COMPENSATION TABLE FOR 2013   43

EQUITY COMPENSATION PLAN INFORMATION   45

GRANTS OF PLAN-BASED AWARDS FOR 2013   46

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2013   48

OPTION EXERCISES AND STOCK VESTED FOR 2013   50

PENSION BENEFITS FOR 2013   50

NON-QUALIFIED DEFERRED COMPENSATION FOR 2013   50

OTHER POTENTIAL POST EMPLOYMENT PAYMENTS   53

Payments Made Upon Termination   53

Payments Made Upon Retirement   53

Payments Made Upon Death or Disability   53

Payments Made Upon a Change in Control   53

DIRECTOR COMPENSATION   56

Compensation Paid to Board Members   57

2013 Fiscal Year   57

2014 Fiscal Year   57

Other Information Regarding Equity-Based Compensation   58

Deferred Compensation Plan for Directors   58

All Other Compensation   58

Stock Ownership Guidelines   58

DIRECTOR COMPENSATION FOR 2013   59

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	60
AUDIT COMMITTEE REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013	60
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	61
Fees	61
Pre-Approval Policy	61
PROPOSAL NUMBER 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	62
Recommendation and Vote Required	62
HOUSEHOLDING OF ANNUAL MEETING MATERIALS	62
OTHER MATTERS	63
APPENDIX A	A-1

PEOPLES BANCORP INC.
138 Putnam Street
P.O. Box 738
Marietta, Ohio 45750-0738
(740) 374-6136
www.peoplesbancorp.com

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 24, 2014

GENERAL INFORMATION

We are sending this proxy statement and the accompanying proxy card to you as a shareholder of Peoples Bancorp Inc. ("Peoples") because Peoples' Board of Directors (the "Board") is soliciting your proxy to vote at the Annual Meeting of Shareholders, to be held on Thursday, April 24, 2014, at 10:00 a.m., Eastern Daylight Saving Time (the "Annual Meeting"). The Annual Meeting will be held in the Ball Room of the Lafayette Hotel, 101 Front Street in Marietta, Ohio (Interstate 77, Ohio exit 1). This proxy statement summarizes the information that you will need in order to vote.

Peoples has two wholly-owned subsidiaries: Peoples Bank, National Association ("Peoples Bank") and Peoples Investment Company. Peoples Bank's operating subsidiaries include an insurance agency subsidiary, Peoples Insurance Agency, LLC, and an asset management subsidiary, PBNA, L.L.C. Peoples Investment Company also owns a capital management subsidiary, Peoples Capital Corporation. In 2003, Peoples established Peoples Bancorp Foundation, Inc. as an independent charitable foundation to provide financial assistance and grants to local organizations within Peoples' market area.

Mailing

We mailed this proxy statement and the accompanying proxy card on or about March 20, 2014 to all shareholders entitled to vote their common shares at the Annual Meeting. Other than the common shares, there are no voting securities of Peoples outstanding. We also sent with this proxy statement Peoples' 2013 Annual Report to Shareholders, which includes the Annual Report on Form 10‑K for the fiscal year ended December 31, 2013 (the "2013 Annual Report"). **Additional copies of the 2013 Annual Report may be obtained, without charge, by sending a written request to: M. Ryan Kirkham, Corporate Secretary, Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738. A copy of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013, can be obtained through the "SEC Filings - Documents" section of the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com and is also on file with the Securities and Exchange Commission (the "SEC") and available on the SEC's website at www.sec.gov.**

SHAREHOLDER PROPOSALS
FOR 2015 ANNUAL MEETING

Proposals by shareholders intended to be presented at the 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting") must be received by the Corporate Secretary of Peoples no later than November 20, 2014, to be eligible for inclusion in Peoples' proxy, notice of meeting, proxy statement and Notice of Internet Availability of Proxy Materials relating to the 2015 Annual Meeting. Peoples will not be required to include in its proxy, notice of meeting, proxy statement or Notice of Internet Availability of Proxy Materials, a shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by the applicable SEC rules.

The SEC has promulgated rules relating to the exercise of discretionary voting authority under proxies solicited by the Board. If a shareholder intends to present a proposal at the 2015 Annual Meeting without inclusion of that proposal in Peoples' proxy materials, and does not notify the Corporate Secretary of Peoples of the proposal by February 3, 2015, or if Peoples meets other requirements of the applicable SEC rules, the proxies solicited by the Board for use at the 2015 Annual Meeting will confer discretionary authority to vote on the proposal should it then be raised at the 2015 Annual Meeting.

In each case, written notice must be given to Peoples' Corporate Secretary, at the following address: Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, Attention: Corporate Secretary.

Shareholders desiring to nominate candidates for election as directors at the 2015 Annual Meeting must follow the procedures described in the section captioned **"NOMINATING PROCEDURES."**

VOTING INFORMATION

Who can vote at the Annual Meeting?

Only holders of common shares of record at the close of business on February 24, 2014, are entitled to receive notice of and to vote at the Annual Meeting. At the close of business on February 24, 2014, there were 10,900,227 common shares outstanding and entitled to vote. Other than the common shares, there are no voting securities of Peoples outstanding.

Each common share entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting. There is no cumulative voting with respect to the election of directors.

How do I vote?

Your common shares may be voted by one of the following methods:

- by traditional paper proxy card;
- by submitting voting instructions via the Web site identified on your proxy card;
- by submitting voting instructions by telephone; or
- in person at the Annual Meeting.

Submitting Voting Instructions via the Internet or by Telephone. If you are a shareholder of record (*i.e.*, if your common shares are registered with Peoples in your own name), you may submit voting instructions via the Internet or by telephone, by following the instructions stated on your proxy card. If your common shares are registered in the name of a broker, a financial institution or another nominee (*i.e.*, you hold your common shares in "street name"), your nominee may be participating in a program that allows you to submit voting instructions via the Internet or by telephone. If so, the voting form your nominee sent you will provide instructions for submitting your voting instructions via the Internet or by telephone. The last-dated proxy or voting instructions you submit (by any means) will supersede any previously submitted proxies and voting instructions. Also, if you submit voting instructions via the Internet or by telephone and later decide to attend the Annual Meeting, you may revoke your previously submitted voting instructions and vote in person at the Annual Meeting.

The deadline for submitting voting instructions via the Internet or by telephone as a shareholder of record is 11:59 p.m., Central Daylight Saving Time, on April 23, 2014. For shareholders whose common shares are registered in the name of a broker, a financial institution or another nominee, please consult the instructions provided by your nominee for information about the deadline for submitting voting instructions via the Internet or by telephone.

Voting in Person. If you attend the Annual Meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Annual Meeting.

If you hold your common shares in "street name" through a broker, a financial institution or another nominee, then that nominee is considered the shareholder of record for voting purposes and will give you instructions for voting your common shares. As a beneficial owner, you have the right to direct that nominee how to vote the common shares held in your account. Your nominee may only vote the common shares of Peoples that your nominee holds for you in accordance with your instructions. If you have instructed a broker, a financial institution or another nominee to vote your common shares, the above-described options for revoking your proxy do not apply and instead you must follow the instructions provided by your nominee to change your vote.

If you hold your common shares in "street name" and wish to attend the Annual Meeting and vote in person, you must bring an account statement or letter from your broker, financial institution or other nominee authorizing you to vote on behalf of such nominee. The account statement or letter must show that you were the direct or indirect beneficial owner of the common shares on February 24, 2014, the record date for voting at the Annual Meeting.

How do I vote if my common shares are held through the Peoples Bancorp Inc. Retirement Savings Plan?

If you participate in the Peoples Bancorp Inc. Retirement Savings Plan (the "Retirement Savings Plan"), you will be entitled to instruct the trustee of the Retirement Savings Plan how to vote common shares that have been allocated to your account. If you are such a participant, you will receive a proxy card for the common shares allocated to your account in the Retirement Savings Plan. If you do not provide voting instructions to the trustee of the Retirement Savings Plan by 11:59 p.m., Central Daylight Saving Time, on April 20, 2014, the trustee will not vote the common shares allocated to your account.

How will my common shares be voted?

Those common shares represented by a properly executed proxy card that is received prior to the Annual Meeting or by properly authenticated Internet or telephone voting instructions that are submitted prior to the deadline for doing so, and not subsequently revoked, will be voted in accordance with your instructions by your "proxies" (the individuals named on your proxy card). If you submit a valid proxy card prior to the Annual Meeting, or timely submit your voting instructions via the Internet or by telephone, but do not complete the voting instructions, your proxy will vote your common shares as recommended by the Board, except in the case of broker non-votes, where applicable, as follows:

- **"FOR"** the election as Peoples directors of the nominees listed on pages 9 through 10 under **"PROPOSAL NUMBER 1: ELECTION OF DIRECTORS"**;

- **"FOR"** the non-binding advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in this proxy statement;

- **"FOR"** the approval of the Peoples Bancorp Inc. Employee Stock Purchase Plan; and

- **"FOR"** the ratification of the appointment of Ernst & Young LLP ("EY") as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2014.

No appraisal or dissenters' rights exist for any action proposed to be taken at the Annual Meeting. If any other matters are properly presented for voting at the Annual Meeting, the individuals appointed as proxies will vote on those matters, to the extent permitted by applicable law, in accordance with their best judgment.

How do I change or revoke my proxy?

Shareholders who submit proxies retain the right to revoke them at any time before they are exercised. Unless revoked, the common shares represented by such proxies will be voted at the Annual Meeting. You may revoke your proxy at any time before it is actually exercised at the Annual Meeting by:

- filing a written notice of revocation with the Corporate Secretary of Peoples at 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, which must be received prior to the Annual Meeting;

- executing and returning a later-dated proxy card, which must be received prior to the Annual Meeting;

- if you are a registered shareholder, accessing the designated Internet website prior to the deadline for transmitting voting instructions electronically;

- if you are a registered shareholder, using the designated toll-free telephone number prior to the deadline for transmitting voting instructions electronically; or

- attending the Annual Meeting and giving notice of revocation in person.

Attendance at the Annual Meeting will not, by itself, revoke your proxy.

The last-dated proxy or voting instructions you submit (by any means) will supersede all previously submitted proxies and voting instructions. If you hold your common shares in "street name" and instructed your broker, financial institution or other nominee to vote your common shares and you would like to revoke or change your vote, then you must follow the instructions received from your nominee to change your vote.

If I vote in advance, can I still attend the Annual Meeting?

Yes. You are encouraged to vote promptly, by returning your signed proxy card by mail or by submitting your voting instructions via the Internet or by telephone, so that your common shares will be represented at the Annual Meeting. However, appointing a proxy or submitting voting instructions does not affect your right to attend the Annual Meeting and vote your common shares in person.

What constitutes a quorum and what is the vote required with respect to the proposals to be considered at the Annual Meeting?

Under Peoples' Code of Regulations, a quorum is a majority of the voting shares of Peoples then outstanding and entitled to vote at the Annual Meeting. Other than the common shares, there are no voting shares outstanding. Common shares may be present in person or represented by proxy at the Annual Meeting. Both abstentions and broker non-votes are counted as being present for purposes of determining the presence of a quorum. There were 10,900,227 common shares outstanding and entitled to vote on February 24, 2014, the record date for the Annual Meeting. A majority of the outstanding common shares, or 5,450,114 common shares, present in person or represented by proxy, will constitute a quorum. A quorum must exist to conduct business at the Annual Meeting.

If a proposal is routine, a broker holding common shares for a beneficial owner in street name may vote on the proposal without receiving instructions from the beneficial owner. If a proposal is non-routine, a broker may vote on the proposal only if the beneficial owner has provided voting instructions. A "broker non-vote" occurs when a broker holding common shares for a beneficial owner is unable to vote on a proposal because the proposal is non-routine and the beneficial owner does not provide any voting instructions.

The ratification of the appointment of Peoples' independent registered public accounting firm is the only routine proposal. Each of the other proposals is a non-routine proposal on which a broker may vote only if the beneficial owner has provided voting instructions.

The following sets forth the votes required, and the impact of abstentions and broker non-votes, if any, on the four proposals:

Item	Vote Required	Impact of Abstentions and Broker Non-Votes, if any
Election of Directors	Under Ohio law and Peoples' Code of Regulations, the three nominees for election as directors of Peoples receiving the greatest number of votes "**FOR**" their election will be elected as directors of Peoples in the class whose terms will expire in 2017.	• Common shares as to which the authority to vote is withheld will be counted for quorum purposes but will not affect whether a nominee has received sufficient votes to be elected. • Broker non-votes will not count as a vote on the proposal and will not affect the outcome of the vote.
Approval of Non-Binding Advisory Resolution to Approve Compensation of Peoples' Named Executive Officers	The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to approve the non-binding advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in this proxy statement.	• Abstentions have the same effect as a vote "**AGAINST**" the proposal. • Broker non-votes will not be counted in determining whether the proposal has been approved.
Approval of the Peoples Bancorp Inc. Employee Stock Purchase Plan	The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to approve the Peoples Bancorp Inc. Employee Stock Purchase Plan.	• Abstentions have the same effect as a vote "**AGAINST**" the proposal. • Broker non-votes will not be counted in determining whether the proposal has been approved.
Ratification of Appointment of Independent Registered Public Accounting Firm	The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to ratify the appointment of EY as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2014.	• Abstentions have the same effect as a vote "**AGAINST**" the proposal.

Peoples' policy is to keep confidential proxy cards, ballots, voting instructions submitted electronically and voting tabulations that identify individual shareholders. However, exceptions to this policy may be necessary in some instances to comply with applicable legal requirements and, in the case of any contested proxy solicitation, to verify the validity of proxies presented by any person and the results of the voting. Inspectors of election and any employees associated with processing proxy cards or ballots, reviewing voting instructions submitted electronically and tabulating the vote must acknowledge their responsibility to comply with this policy of confidentiality.

Who pays the costs of proxy solicitation?

Peoples will pay the costs of soliciting proxies on behalf of the Board other than the Internet access and telephone usage charges incurred by a shareholder when voting electronically. Although we are soliciting proxies by mailing these proxy materials to the holders of our common shares, the directors, officers and employees of Peoples and our subsidiaries also may solicit proxies by further mailings, telephone, electronic mail, facsimile or personal contact without receiving any additional compensation for such solicitations. Arrangements will also be made with brokerage firms, financial institutions and other nominees who are record holders of common shares of Peoples for the forwarding of solicitation materials to the beneficial owners of such common shares. Peoples will reimburse its transfer agent, as well as these brokers, financial institutions and other nominees, for their reasonable out-of-pocket costs in forwarding the proxy materials to the beneficial shareholders.

NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders of Peoples Bancorp Inc. to Be Held on April 24, 2014: **Peoples' Notice of Annual Meeting of Shareholders, this proxy statement and Peoples' 2013 Annual Report are available at www.peoplesbancorp.com by selecting the "Proxy Statement" or "2013 Annual Report" links next to the caption "Peoples Bancorp Inc. Proxy Materials".**

To obtain directions to attend the Annual Meeting and vote in person, please call Investor Relations at 740-374-6136.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 24, 2014 (except as otherwise noted), information concerning the beneficial ownership of common shares by the only persons known by Peoples to be the beneficial owner of more than 5% of Peoples' outstanding common shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,094,379 (2)	10.04%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	842,689 (3)	7.73%
Peoples Bank - Trustee 138 Putnam Street P.O. Box 738 Marietta, OH 45750-0738	555,898 (4)	5.10%

(1) The "Percent of Class" computation is based on 10,900,227 common shares outstanding and entitled to vote on February 24, 2014.

(2) Based on information contained in a Schedule 13G amendment dated January 8, 2014 and filed with the SEC on January 9, 2014, on behalf of BlackRock, Inc. to report the beneficial ownership by its subsidiaries (BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Fund Advisors, BlackRock Fund Management Ireland Limited, BlackRock Institutional Trust Company, N.A. and BlackRock Investment Management, LLC) of common shares of Peoples as of December 31, 2013. The Schedule 13G amendment reported that BlackRock, Inc. had sole voting power as to 697,371 common shares and sole investment power as to 1,094,379 common shares.

(3) Based on information contained in a Schedule 13G amendment, dated February 10, 2014 and filed with the SEC on that same date, on behalf of Dimensional Fund Advisors LP, a registered investment adviser, to report its beneficial ownership of common shares of Peoples as of December 31, 2013. The Schedule 13G amendment reported that Dimensional Fund Advisors LP had sole voting power as to 819,699 common shares and sole investment power as to 842,689 common shares, all of which common shares were held in portfolios of four registered investment companies to which Dimensional Fund Advisors LP furnishes investment advice and of certain other commingled group trusts and separate accounts for which Dimensional Fund Advisors LP serves as investment manager. The common shares reported were owned by the investment companies, trusts and accounts. Dimensional Fund Advisors LP disclaimed beneficial ownership of the reported common shares.

(4) Includes Peoples Bank's beneficial ownership through Trust and Investment Services, a division of Peoples Bank, in the following manner: 86,284 common shares with shared investment power and sole voting power; 447,257 common

shares with shared investment power and shared voting power; 15,766 common shares with sole investment power and sole voting power; and 6,591 common shares with sole investment power and shared voting power. The officers and directors of Peoples Bank and of Peoples disclaim beneficial ownership of the common shares beneficially owned by Peoples Bank through Trust and Investment Services.

The following table sets forth, as of February 24, 2014, certain information with respect to the common shares beneficially owned by each current director of Peoples (including each nominee for re-election as a director of Peoples), by each individual named in the Summary Compensation Table for 2013 and by all current executive officers and directors of Peoples as a group:

| | Amount and Nature of Beneficial Ownership (1) | | | |
Name of Beneficial Owner	Common Shares Presently Held	Common Shares Which Can Be Acquired Upon Exercise of Options/ SARs Currently Exercisable or Options/SARs First Becoming Exercisable Within 60 Days	Total	Percent of Class (2)
Tara M. Abraham	1,858 (3)	—	1,858	(4)
Carl L. Baker, Jr.	98,766 (5)	3,510	102,276	(4)
George W. Broughton	158,732 (6)	3,510	162,242	1.49%
Richard Ferguson	4,110 (7)	2,355	6,465	(4)
James S. Huggins	2,307 (8)	—	2,307	(4)
Dr. Brenda F. Jones	6,489 (9)	1,756	8,245	(4)
Timothy H. Kirtley (10)	9,247 (11)	—	9,247	(4)
Daniel K. McGill (10)	24,558 (12)	—	24,558	(4)
David L. Mead	7,258 (13)	600	7,858	(4)
Susan D. Rector	7,207 (14)	—	7,207	(4)
Theodore P. Sauber	119,531 (15)	2,355	121,886	1.12%
Carol A. Schneeberger (10)	41,979 (16)	4,798	46,777	(4)
Edward G. Sloane (10)	18,517 (17)	—	18,517	(4)
Charles W. Sulerzyski (10)	56,503 (18)	—	56,503	(4)
Thomas J. Wolf	28,758 (19)	3,510	32,268	(4)
All current directors and executive officers as a group (numbering 16)	590,887 (20)	22,394	613,281	5.63%

(1) Unless otherwise indicated in the footnotes to this table, the beneficial owner has sole voting and investment power with respect to all of the common shares reflected in the table. All fractional common shares have been rounded down to the whole common share. The mailing address of each of the current executive officers and directors of Peoples is 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738.

(2) The "Percent of Class" computation is based on the sum of (i) 10,900,227 common shares outstanding and entitled to vote on February 24, 2014 and (ii) the number of common shares, if any, as to which the named individual or group has the right to acquire beneficial ownership upon the exercise of options and/or stock appreciation rights ("SAR"s) which are currently exercisable or will first become exercisable within 60 days after February 24, 2014.

(3) Includes 51 common shares held jointly by Tara M. Abraham and her husband, as to which Ms. Abraham exercises shared voting and investment power. Does not include 1,267 common shares accrued to Ms. Abraham's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Ms. Abraham has no voting or investment power.

(4) Reflects beneficial ownership of less than 1% of the outstanding common shares.

(5) Includes 9,507 common shares held in an investment account by Carl L. Baker, Jr., as to which Mr. Baker exercises sole voting and investment power. Includes 8,352 common shares held by B & N Coal, Inc., as to which Mr. Baker exercises shared voting and investment power. Includes (i) 6,943 common shares held by Mr. Baker as Trustee of the

Gilbert Baker Trust, as to which Mr. Baker exercises sole voting and investment power; (ii) 44,924 common shares held by Mr. Baker as Trustee of the Jewell Baker Trust, as to which Mr. Baker exercises sole voting and investment power; (iii) 9,005 common shares held by Mr. Baker as Trustee of the Mary Baker Trust, as to which Mr. Baker exercises sole voting and investment power; and (iv) 5,259 common shares held by Mr. Baker as Trustee of Baker Investments LLC, as to which Mr. Baker exercises sole voting and investment power. Does not include 327 common shares accrued to Mr. Baker's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Baker has no voting or investment power.

(6) Includes 12,686 common shares held in an IRA account by Peoples Bank as custodian, as to which George W. Broughton exercises sole voting and investment power. Does not include 16,333 common shares held of record and beneficially owned by Mr. Broughton's wife, as to which Mr. Broughton has no voting or investment power and disclaims beneficial ownership. Does not include 1,616 common shares accrued to Mr. Broughton's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Broughton has no voting or investment power.

(7) Includes 106 common shares allocated to the account of Richard Ferguson in the Ferguson Consulting, LLC retirement savings plan, as to which Mr. Ferguson has the power to direct the voting and investment. Does not include 8,918 common shares accrued to Mr. Ferguson's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Ferguson has no voting or investment power.

(8) Includes 103 common shares held jointly by James S. Huggins and his wife, as to which Mr. Huggins exercises shared voting and investment power. Includes 200 common shares held jointly in an investment account by Mr. Huggins and his wife, as to which Mr. Huggins exercises shared voting and investment power.

(9) Does not include 18,878 common shares accrued to Dr. Brenda F. Jones' bookkeeping account under the Deferred Compensation Plan for Directors, as to which Dr. Jones has no voting or investment power.

(10) Executive officer of Peoples during the 2013 fiscal year and named in the Summary Compensation Table for 2013.

(11) Includes (i) 2,667 not yet vested restricted shares which were granted to Timothy H. Kirtley on January 29, 2013 and will vest as described in the **"OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2013"** table on page 48 (the "Equity Awards Table"); and (ii) 2,860 not yet vested restricted shares which were granted to Mr. Kirtley on February 4, 2014 and will vest as described in the Equity Awards Table. Mr. Kirtley has voting power and the right to receive dividends with respect to all of the reported restricted shares.

(12) Includes 1,737 common shares allocated to the account of Daniel K. McGill in the Retirement Savings Plan, as to which Mr. McGill has the power to direct the voting and investment. Also includes (i) 10,000 not yet vested restricted shares which were granted to Mr. McGill on October 30, 2012 and will vest as described in the Equity Awards Table; (ii) 2,334 not yet vested restricted shares which were granted to Mr. McGill on January 29, 2013 and will vest as described in the Equity Awards Table; and (iii) 2,860 not yet vested restricted shares which were granted to Mr. McGill on February 4, 2014 and will vest as described in the Equity Awards Table. Mr. McGill has voting power and the right to receive dividends with respect to all of the reported restricted shares.

(13) Includes 3,500 common shares held in an investment account by David L. Mead, as to which Mr. Mead exercises sole voting and investment power. Does not include 9,860 common shares accrued to Mr. Mead's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Mead has no voting or investment power.

(14) Includes 950 common shares held in an investment account by Susan D. Rector, as to which Ms. Rector exercises sole voting and investment power.

(15) Includes 1,964 common shares held in an investment account by Theodore P. Sauber, as to which Mr. Sauber exercises sole voting and investment power. Includes 54,561 common shares held in the Carol J. Sauber Trust, as to which Theodore P. Sauber exercises sole investment and voting power. Includes 61,671 common shares held in the Theodore P. Sauber Trust, as to which Mr. Sauber exercises sole investment and voting power.

(16) Includes 8,688 common shares held jointly by Carol A. Schneeberger and her husband, as to which Ms. Schneeberger exercises shared voting and investment power. Includes 15,998 common shares allocated to the account of Ms. Schneeberger in the Retirement Savings Plan, as to which Ms. Schneeberger has the power to direct the voting and investment. Also includes (i) 2,667 not yet vested restricted shares which were granted to Ms. Schneeberger on January 29, 2013 which vest as described in the Equity Awards Table; and (ii) 2,860 restricted shares which were granted to Ms. Schneeberger on February 4, 2014 and will vest as described in the Equity Awards Table. Ms. Schneeberger has voting power and the right to receive dividends with respect to all of the reported restricted shares.

(17) Includes 7,748 common shares allocated to the account of Edward G. Sloane in the Retirement Savings Plan, as to which Mr. Sloane has the power to direct the voting and investment. Includes 1,000 common shares held in an

investment account by Mr. Sloane, as to which Mr. Sloane exercises sole voting and investment power. Also includes (i) 2,334 not yet vested restricted shares which were granted to Mr. Sloane on January 29, 2013 and will vest as described in the Equity Awards Table; and (ii) 2,860 not yet vested restricted shares which were granted to Mr. Sloane on February 4, 2014 and will vest as described in the Equity Awards Table. Mr. Sloane has voting power and the right to receive dividends with respect to all of the reported restricted shares.

(18) Includes 10,502 common shares held in an investment account by Charles W. Sulerzyski, as to which Mr. Sulerzyski exercises sole voting and investment power. Also includes (i) 7,500 not yet vested restricted shares which were granted to Mr. Sulerzyski on May 1, 2011 and will vest as described in the Equity Awards Table; (ii) 7,404 not yet vested restricted shares which were granted to Mr. Sulerzyski on January 29, 2013 and will vest as described in the Equity Awards Table; (iii) 2,000 not yet vested restricted shares which were granted to Mr. Sulerzyski on January 28, 2014 and will vest as described in the Equity Awards Table; and (iv) 8,904 not yet vested restricted shares which were granted to Mr. Sulerzyski on February 4, 2014 and will vest as described in the Equity Awards Table. Mr. Sulerzyski has voting power and the right to receive dividends with respect to all of the reported restricted shares.

(19) As of February 24, 2014, 20,000 common shares held by Thomas J. Wolf had been pledged as security for a loan.

(20) Includes common shares held jointly by current directors and executive officers with other persons, as well as an aggregate of 25,483 common shares allocated to the accounts of the current executive officers of Peoples in the Retirement Savings Plan. See notes (3), (5) through (9), and (11) through (19) above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that Peoples' directors and executive officers, and any persons beneficially holding more than 10 percent of Peoples' outstanding common shares, file statements with the SEC reporting their initial beneficial ownership of common shares and any subsequent changes in their beneficial ownership. Peoples is required to disclose in this proxy statement any late statements, if any statements were not filed within the time periods mandated by the SEC. Based solely on Peoples' review of (i) Section 16(a) statements filed on behalf of these persons for their transactions during Peoples' 2013 fiscal year and (ii) written representations received from these persons that no other Section 16(a) statements were required to be filed by them for transactions during Peoples' 2013 fiscal year, Peoples believes that all Section 16(a) filing requirements applicable to Peoples' executive officers and directors, and persons holding more than 10 percent of Peoples' outstanding common shares, were complied with except:

- Tara M. Abraham, Carl L. Baker, Jr., George W. Broughton, Richard Ferguson, James S. Huggins, Dr. Brenda F. Jones, David L. Mead, Susan D. Rector, Theodore P. Sauber and Thomas J. Wolf each filed late one Form 4 reporting one acquisition of restricted common shares which occurred on February 28, 2013 and was reported on March 5, 2013.

TRANSACTIONS WITH RELATED PERSONS

During the 2013 fiscal year, Peoples Bank entered into banking transactions and lending relationships with certain executive officers and directors of Peoples, with members of their respective immediate families and with corporations or organizations as to which directors of Peoples serve as executive officers or beneficially own more than 10% of the equity securities. All such loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates charged and collateral required, as those prevailing at the time for comparable loans with persons not related to Peoples or Peoples Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features to Peoples or Peoples Bank.

The above loans were subject to Peoples Bank's written policies, procedures and standard underwriting criteria applicable to loans generally, and were made in accordance with the Federal Reserve Board's Regulation O ("Regulation O") requiring prior approval of each loan by the Peoples Bank Board of Directors.

The Board has adopted the Peoples Bancorp Inc. Related Person Transaction Policy (the "Related Person Transaction Policy"), a copy of which can be found on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. The purpose of the Policy is to set forth the guidelines and procedures under which certain related person transactions must be reviewed and approved or ratified by the Audit Committee. A "related person transaction" is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which: (1) Peoples or one of our subsidiaries was, is or will be a party or participant, or had, has or will have a direct or indirect interest; (2) the amount involved exceeds or is expected to exceed $120,000, or if the limitations prescribed by Regulation O apply, such lesser amount, if any, as may be prescribed by Regulation O; and (3) a related person had, has or will have a direct or indirect interest. A "related person" is a person who is or was a director, an executive officer, a nominee for director, or five percent or greater shareholder of Peoples at any time since the beginning of Peoples' last fiscal year or at the time of the occurrence or at any time during the existence of the transaction, and their immediate family members. Related person transactions deemed pre-approved or ratified, as appropriate, include: (1) transactions where the related person's interest arises solely from ownership of common shares if all shareholders receive the same benefit; (2) transactions involving compensation to an executive officer if the executive officer is not an immediate family member of another executive officer or director of Peoples and the compensation has been approved by the Compensation Committee or the Board; and (3) transactions involving compensation to Peoples' directors if the compensation is required to be reported pursuant to Item 402(k) of SEC Regulation S-K. Loans to directors and executive officers and their related interests made and approved pursuant to the terms of Regulation O are also deemed to be pre-approved under the Related Person Transaction Policy.

Under the Policy, all related person transactions will be referred to the Audit Committee for review and approval or disapproval. The Audit Committee may approve or ratify a related person transaction only if the Audit Committee determines that the related person transaction is in the best interests of Peoples. In making this determination, the Audit Committee will review and consider all information available to it which it deems relevant, including:

- the related person's interest in the transaction;

- the approximate dollar value of the amount involved in the transaction;

- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- whether the transaction was undertaken in the ordinary course of business of Peoples or the applicable subsidiary of Peoples;

- whether the transaction is on terms no less favorable to Peoples or the applicable subsidiary of Peoples than terms that could have been reached with an unrelated third party;

- the purpose of, and the potential benefits to Peoples or the applicable subsidiary of Peoples of, the transaction;

- the impact of the transaction on the related person's independence; and

- any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances.

The following transaction was identified and approved by the Audit Committee pursuant to the Related Person Transaction Policy:

- James S. Huggins, who is a director of Peoples, is a partner with Theisen Brock, LPA, a law firm that renders a variety of legal services to Peoples and our subsidiaries. During the 2013 fiscal year, Peoples and our subsidiaries paid Theisen Brock approximately $183,000 in legal fees and expenses, which were incurred in the ordinary course of business. In addition, Theisen Brock, either directly or through its wholly-owned title agency subsidiaries, received title examination fees and title insurance premiums totaling approximately $214,000 in connection with the closing of mortgage loans made by Peoples Bank to its customers during the 2013 fiscal year, which fees and premiums were paid by the customers directly to Theisen Brock. In his capacity as a partner with Theisen Brock, Mr. Huggins received a portion of the fees and premiums described in this paragraph.

PROPOSAL NUMBER 1:
ELECTION OF DIRECTORS

As of the date of this proxy statement, there were 11 members of the Board: four directors in the class whose terms expire at the Annual Meeting, three directors in the class whose terms will expire at the 2015 Annual Meeting and three directors in the class whose terms will expire at the 2016 Annual Meeting.

On January 21, 2014, Peoples received notification from Theodore P. Sauber of his intention to retire from the Board when his term ends at the Annual Meeting. Mr. Sauber is in the class whose term expires at the Annual Meeting. At the February 27, 2014 Board meeting, upon the recommendation of the Governance and Nominating Committee, the Board fixed the number of directors of Peoples at ten, to be effective at the Annual Meeting, to reflect the number of directors who will be serving on the Board following Mr. Sauber's retirement.

The Board proposes that each of the three nominees identified below be re-elected for a new three-year term and until the nominee's successor is duly elected and qualified, or until the nominee's earlier resignation, removal from office or death. The Governance and Nominating Committee recommended each nominee for re-election. Proxies cannot be voted at the Annual Meeting for more than three nominees.

Recommendation and Vote Required

The three nominees for election as directors receiving the greatest number of votes **"FOR"** election as a director of Peoples will be elected to serve in the class whose terms expire in 2017. Except in the case of broker non-votes, common shares represented by properly executed and returned proxy cards will be voted as specified or, if no instructions are given, **"FOR"** the election of the Board's nominees, or properly authenticated Internet and telephone voting instructions that are submitted prior to the deadline for doing so. Common shares as to which the authority to vote is withheld and broker non-votes will not be counted toward the election of directors, or toward the election of the individual nominees specified on the proxy card and in the voting instructions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE "FOR" THE ELECTION OF ALL NOMINEES LISTED BELOW.

The following table gives certain information, as of the date of this proxy statement, concerning each nominee for re-election as a director of Peoples. Unless otherwise indicated, each individual has had the same principal occupation for more than five years. Each individual also serves as a director of Peoples Bank.

Nominee	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Nominee For Term Expiring In
Tara M. Abraham	47	Chairman and Co-CEO of Accel Inc., a contract packaging company in New Albany, Ohio. Board Member of the Women's Business Enterprise National Council ("WBENC") since 2009. WBENC is a national organization representing 11,000 certified women-owned businesses and over 250 Fortune 1000 corporations. Ms. Abraham was appointed in 2011 to the National Women's Business Council ("NWBC") in Washington, DC to serve a three-year term representing WBENC. The NWBC is a nonpartisan federal advisory council created to serve as an independent source of advice and policy recommendations to the President, the U.S. Congress, and the U.S. Small Business Administration on economic issues of importance to women business owners.	2012	2017

Ms. Abraham brings to the Board the perspective of an entrepreneur and successful business operator in a market served by Peoples. She is both an accomplished entrepreneur and a dedicated supporter and advocate of women-owned businesses.

James S. Huggins	57	Shareholder/Partner and attorney-at-law, Theisen Brock, LPA, a law firm located in Marietta, Ohio.	2012	2017

Mr. Huggins brings to the Board over 32 years of experience as a practicing attorney in the areas of commercial law, creditor's rights, and oil and gas law. In addition to his expertise in these areas, he brings to the Board a wealth of knowledge of the Marietta, Ohio and Parkersburg, West Virginia market areas, having lived and worked in Marietta, Ohio since 1981.

Dr. Brenda F. Jones	60	Ophthalmologist, Marietta Healthcare Physicians, Inc., located in Marietta, Ohio. Owner and CEO of Youthtopia LLC, a beverage company, located in Marietta, Ohio since May 2012.	2009	2017

Dr. Jones has effectively led a medical corporation for 21 years as a sole practitioner. She brings those leadership skills to Peoples and provides a small business owner's perspective to the Board on business and management matters. In addition, Dr. Jones' experience in the medical field brings to the Board valuable insight into an important market segment served by Peoples.

While it is contemplated that all nominees will stand for re-election at the Annual Meeting, if one or more nominees at the time of the Annual Meeting should be unable to serve or for good cause will not serve as a candidate for re-election as a director, the individuals designated as proxies on the proxy card or in the voting instructions will have full discretion to vote the common shares represented by the proxies they hold for the re-election of the remaining nominees and for the election of any substitute nominee or nominees designated by the Board following recommendation by the Governance and Nominating Committee. The Board knows of no reason why any of the nominees named above would be unavailable or unable to serve if re-elected to the Board.

The following table gives certain information, as of the date of this proxy statement, concerning the current directors of Peoples who will continue to serve after the Annual Meeting. Unless otherwise indicated, each individual has had the same principal occupation for more than five years. Each individual also serves as a director of Peoples Bank.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
Carl L. Baker, Jr.	51	President and Chief Executive Officer, B & N Coal, Inc., a mining, reclamation and construction business, located in southeastern Ohio. Co-Owner of Sharon Stone Company, a limestone and slag producer, located in Noble and Washington Counties, Ohio. Owner of Dexter Hardwoods, Inc., a hardwood sawmill, located in Noble County, Ohio. Partner in Belpre Sand & Gravel Company, a sand and gravel operation, located in Little Hocking, Washington County, Ohio.	2000	2015

Mr. Baker's management and leadership in these businesses provide valuable insights into some of the core regional business types served by Peoples, which allows Mr. Baker to help guide Peoples in his role as a director. He brings a diverse background and executive experience to the Board.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
George W. Broughton	56	Owner and President of GWB Specialty Foods, LLC, an ice cream, frozen food, and coffee service distributor. Owner and President of Broughton Commercial Properties, LLC, a commercial properties rental company. Chairman of Broughton Foundation, a nonprofit charitable foundation, and Broughton Park, a park facility owned by the Broughton Foundation and made available to the public. President and Controller of George Broughton Family LLP, an asset management company. Owner and President of GWB Oil & Gas LLC, an independent oil and gas producing company. All of these entities are based in Marietta, Ohio. Director of Peoples Bancorp Foundation, Inc. since December 2003. Mr. Broughton has served as Vice Chairman of the Board of Peoples since July 2013.	1994	2015

Mr. Broughton brings substantial experience in various small business ventures representing a number of different industries to the Board. His extensive executive experience and proven general business and leadership skills are valuable to the Board and enhance its overall capabilities. Mr. Broughton's service as a director of Peoples Bank for 23 years allows him to provide valuable perspective to the Board as to issues affecting local and regional businesses in Peoples' market area.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
Richard Ferguson	67	Owner of Ferguson Consulting, LLC, a Columbus, Ohio-based professional practice that focuses on business valuations and forensic accounting services. Mr. Ferguson has been a Certified Public Accountant since 1976 and a Certified Valuation Analyst since 1996. Mr. Ferguson has served as Chairman of the Board of Peoples since July 2008 and of Peoples Bank since July 2012.	2004	2015

Mr. Ferguson brings significant financial expertise and business knowledge to the Board, both through his business experience and his professional certifications. His extensive financial experience, expertise, and background are also invaluable for the Audit Committee.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
David L. Mead	58	Associate Professor on the business faculty of Marietta College, located in Marietta, Ohio, since August 2011. Formerly interim President and Chief Executive Officer of Peoples from August 2, 2010 until April 4, 2011, interim President and Chief Executive Officer of Peoples Bank from August 6, 2010 until April 4, 2011, and interim President of Peoples Insurance Agency, LLC from December 2010 until April 4, 2011. Prior to his service with Peoples and our subsidiaries, Mr. Mead served as Vice President for Business Affairs at Otterbein College, located in Westerville, Ohio, from September 2006 until June 2010; Associate Professor of Finance at Marietta College from August 2004 to September 2006; Chief Financial Officer and Treasurer of First Place Financial Corp., headquartered in Warren, Ohio, from December 2002 to June 2004; and Treasurer of First Place Bank, headquartered in Warren, Ohio, from May 2002 to December 2002. Mr. Mead has been a Certified Public Accountant since 1978.	2006	2016

Mr. Mead's previous role as interim President and Chief Executive Officer of Peoples has provided him with intimate knowledge of the Peoples organization and its operations. Mr. Mead's 24 years of banking experience and his previous executive positions with bank holding companies provide significant value to the collective knowledge of our organization and the Board. His extensive experience, professional certification as a Certified Public Accountant, financial expertise and background are also assets to the Board. In addition, Mr. Mead's service as a director of Peoples Bank since 2005 and Peoples since 2006 has provided valuable perspective to the Board in the areas of financial oversight, audit, accounting, and general financial knowledge relevant to the financial services industry.

Susan D. Rector	55	Attorney-At-Law, Partner in the law firm of Ice Miller LLP (formerly Schottenstein, Zox & Dunn Co., LPA) in Columbus, Ohio where she has practiced law since 1987.	2011	2016

Ms. Rector brings to the Board valuable experience as an attorney, practicing primarily in the areas of intellectual property law, information technology law and business transactions, including business formation, restructurings, and mergers and acquisitions. Her extensive experience in assisting both start-up and established businesses with complex technology, information technology and e-commerce issues provide significant value to the Board as the Internet and mobile operations of Peoples Bank continue to grow. She also has over 21 years experience serving on nonprofit boards where she has focused on trustee nominations, board governance and oversight.

Charles W. Sulerzyski	56	President and Chief Executive Officer of Peoples and Peoples Bank since April 4, 2011. Member of the Board of Managers of Peoples Insurance Agency, LLC since 2011. Formerly Regional President of the Great Lakes Region for KeyBank, N.A., a national bank located in Cleveland, Ohio, from 2005 to 2010; Managing Director at Marsh & McClennan, Inc., a company located in New York, New York, which provides risk and insurance services and solutions, from 2000 to 2005; and Executive Vice President, Community Banking Group, at The Provident Bank, Cincinnati, Ohio from 1996 to 2000. Director of Peoples Bancorp Foundation, Inc. since May 2011.	2011	2015

Mr. Sulerzyski's role as President and Chief Executive Officer of Peoples and Peoples Bank provides him with intimate knowledge of the organization and its operations through his day-to-day management responsibilities. In addition, Mr. Sulerzyski's service as a director allows him to share this valuable day-to-day perspective with the full Board. Mr. Sulerzyski's experience as a financial services executive for more than 32 years also allows him to bring extensive industry knowledge in banking, insurance and investment organizations to the Board.

Thomas J. Wolf	67	President of seven holding companies for 16 McDonald's Restaurants in Kentucky and West Virginia. Chairman of the Board for Fifth Avenue Broadcasting Co., Inc., a holding company for four radio stations in Huntington, West Virginia.	2004	2016

Mr. Wolf's 39 years of entrepreneurial experience in building and managing a business that employs over 1,000 people in Kentucky and West Virginia is an asset to the Board. This experience allows Mr. Wolf to provide key input to the Board, from a management and marketing perspective, as well as insight into Peoples' Kentucky and West Virginia markets.

There are no family relationships among any of the directors, nominees for election as a director and executive officers of Peoples.

None of the directors or nominees for election as a director of Peoples is or has been involved in legal proceedings required to be reported or disclosed in this proxy statement.

EXECUTIVE OFFICERS

The following individuals serve as the executive officers of Peoples as of the date of this proxy statement. Each executive officer is elected annually and serves at the pleasure of the Board. The age of each executive officer as of the date of this proxy statement, the positions presently held by each executive officer with Peoples and our principal subsidiaries, and each executive officer's individual business experience are set forth below.

Name	Age	Position
Charles W. Sulerzyski	56	President and Chief Executive Officer
Edward G. Sloane	53	Executive Vice President, Chief Financial Officer and Treasurer
Timothy H. Kirtley	44	Executive Vice President, Chief Credit Officer
Daniel K. McGill	59	Executive Vice President, Chief Commercial Banking Officer
Carol A. Schneeberger	57	Executive Vice President, Chief Administrative Officer
Richard W. Stafford	48	Executive Vice President, Sales and Marketing

Mr. Sulerzyski was appointed President and Chief Executive Officer of both Peoples and Peoples Bank on April 4, 2011. Mr. Sulerzyski serves as a member of the boards of Peoples and Peoples Bank, and as a member of the board of managers of Peoples Insurance Agency, LLC. From April 2011 to April 2012, he served as President of Peoples Insurance Agency, LLC. Prior to joining Peoples, he served as Regional President of the Great Lakes Region for KeyBank, N.A., a national bank located in Cleveland, Ohio, from 2005 to 2010. From 2000 to 2005, Mr. Sulerzyski was a Managing Director at Marsh & McClennan, Inc., a company located in New York, New York, which provides risk and insurance services and solutions; and from 1996 to 2000, he served as Executive Vice President, Community Banking Group, for The Provident Bank, in Cincinnati, Ohio.

Mr. Sloane, a Certified Public Accountant, joined Peoples in May 2008 when he was appointed as Executive Vice President, Chief Financial Officer and Treasurer of Peoples and Peoples Bank. Prior to joining Peoples, Mr. Sloane served from 2006 to 2008 as Senior Vice President of Strategic Planning and Analysis for WesBanco, Inc., a West Virginia bank holding company located in Wheeling, West Virginia. From 1991 to 2006, Mr. Sloane served as Controller of WesBanco, Inc. He has over 27 years of experience in the financial services industry in various roles of increasing responsibility in the accounting, finance, mergers and acquisitions, asset/liability management, and strategic planning areas.

Mr. Kirtley joined Peoples in August 2011 when he was appointed Executive Vice President, Chief Credit Officer of both Peoples and Peoples Bank. Prior to joining Peoples, he served as Executive Vice President, Chief Credit Officer of Delaware County Bank & Trust Co., in Lewis Center, Ohio, from March 2009 to August 2011. From February 2007 to March 2009, Mr. Kirtley served as Vice President, CRE Portfolio Manager for Fifth Third Bank in Columbus, Ohio. From 2002 to February 2007, he was Vice President, Regional Credit Officer for U.S. Bank in Columbus, Ohio.

Mr. McGill joined Peoples in September 2009 when he was appointed Executive Vice President, Chief Commercial Lending Officer of both Peoples and Peoples Bank. In January 2012, Mr. McGill's title was changed to Chief Commercial Banking Officer. Prior to joining Peoples, Mr. McGill worked for FirstMerit Bank, National Association, in Akron, Ohio, starting in 1994, and served as President and Chief Executive Officer of the Central Region of FirstMerit Bank, National Association from 1997 to July 2009.

Ms. Schneeberger, a Certified Public Accountant, serves as Executive Vice President, Chief Administrative Officer of Peoples and Executive Vice President, Chief Administrative Officer and Cashier of Peoples Bank, positions she has held since July 2011. From April 1999 to July 2011, she served as Executive Vice President, Operations of Peoples, and from February 2000 to July 2011, she served as Executive Vice President, Operations and Cashier of Peoples Bank. From April 2007 to May 2008, Ms. Schneeberger served as interim Chief Financial Officer and Treasurer of both Peoples and Peoples Bank. From October 1988 to April 1999, Ms. Schneeberger was Vice President of Operations of Peoples. Prior thereto, she was Auditor of Peoples from August 1987 to October 1988 and Auditor of Peoples Bank from January 1986 to October 1988. Ms. Schneeberger joined Peoples Bank in 1977.

Mr. Stafford joined Peoples in February 2010 when he was appointed Executive Vice President, Retail Banking of both Peoples and Peoples Bank. In March 2012, Mr. Stafford's title was changed to Executive Vice President, Sales and Marketing. Prior to joining Peoples, Mr. Stafford served as Senior Vice President of Retail Banking and Chief Operating Officer of Citizens First Bancorp, Inc., a Michigan bank holding company located in Port Huron, Michigan, from 2005 to January 2010.

None of the executive officers of Peoples is or has been involved in legal proceedings required to be reported or disclosed in this proxy statement.

THE BOARD AND COMMITTEES OF THE BOARD

The Board has adopted the Peoples Bancorp Inc. Corporate Governance Guidelines, a copy of which can be found in the "Corporate Governance" section of Peoples' website at www.peoplesbancorp.com. The Board has also adopted the Code of Ethics for Directors, Officers and Employees of Peoples Bancorp Inc. and its Subsidiaries ("Code of Ethics"), a copy of which can also be found in the "Corporate Governance" section of Peoples' website at www.peoplesbancorp.com.

Independence of Directors

The rules (the "NASDAQ Rules") of The NASDAQ Stock Market LLC ("NASDAQ") require that a majority of the members of the Board be independent directors. The definition of an independent director for purposes of the NASDAQ Rules includes a series of objective criteria, which the Board has used in determining whether its members are independent.

Peoples is led by Charles W. Sulerzyski, who serves as President and Chief Executive Officer and a director, and Richard Ferguson, an independent director who serves as a non-executive Chairman of the Board, a position he has held since July 2008. George W. Broughton, an independent director, serves as a non-executive Vice Chairman of the Board, a position he has held since July 2013. The Board is comprised of Mr. Sulerzyski and ten non-management directors, nine of whom are independent. Peoples believes that the independent directors provide objective oversight of management performance as a key component of efficient corporate governance and overall risk management. The Board has determined that the most effective leadership structure for Peoples is for a different person to serve as each of the Chief Executive Officer and the Chairman of the Board, coupled with independent chairs of the Audit, Risk, Compensation, and Governance and Nominating Committees. The Board regularly deliberates and discusses what it believes is the appropriate leadership structure and the role and responsibilities of the Chairman of the Board based upon the needs of Peoples in order to provide effective oversight of management.

In addition to considering the objective criteria, as required by the NASDAQ Rules, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual's exercise of independent judgment in carrying out the responsibilities of a director. In making these independence determinations, the Board has reviewed, considered and discussed each director's business and personal relationships, both direct and indirect, with Peoples and our subsidiaries, and the compensation and other payments each director and such director's immediate family members have, both directly and indirectly, received from or made to Peoples and our subsidiaries and presently expect to receive from or make to Peoples and our subsidiaries. Based on that review, consideration and discussion, the Board has determined that at least a majority of its members qualify as independent directors. The Board has further determined that each of the following directors has no financial or personal ties, either directly or indirectly, with Peoples or our subsidiaries (other than compensation received in the individual's capacity as a director of Peoples and our subsidiaries, non-preferential banking relationships in the ordinary course of business with Peoples Bank, ownership of common shares of Peoples as described in this proxy statement and, in the case of Mr. Mead, service for a period of approximately nine months as interim President and Chief Executive Officer of Peoples and Peoples Bank) and thus qualifies as independent: Tara M. Abraham; Carl L. Baker, Jr.; George W. Broughton; Richard Ferguson; Dr. Brenda F. Jones; David L. Mead; Susan D. Rector; Theodore P. Sauber; and Thomas J. Wolf.

The Board has determined that, due to his status as a partner in the law firm of Theisen Brock, James S. Huggins does not qualify as an independent director either under the applicable NASDAQ Rules or for purposes of Rule 16b-3 under the Exchange Act or Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The amount and variety of work Theisen Brock performed and continues to perform for Peoples, and Mr. Huggins' role with Theisen Brock, were recognized and considered by the Board in its evaluation of Mr. Huggins' qualifications as a director.

Charles W. Sulerzyski does not qualify as an independent director because he serves as an executive officer of Peoples and Peoples Bank.

Executive Sessions

In accordance with applicable NASDAQ Rules, the independent directors were given the opportunity to meet in executive session during each meeting of the Board and at such other times as the independent directors deemed necessary. Each executive session is presided over by the Chairman of the Board.

Meetings of the Board and Attendance at Annual Meetings of Shareholders

The Board held a total of 13 meetings during the 2013 fiscal year. Each incumbent director attended 80% or more of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served, in each case during his or her period of service.

Peoples encourages all incumbent directors and director nominees to attend each annual meeting of shareholders. All of the directors serving on the Board at that time attended Peoples' last annual meeting of shareholders held on April 25, 2013.

Committees of the Board

The Board has five standing committees: Audit, Compensation, Executive, Governance and Nominating, and Risk. The Audit Committee and the Risk Committee are charged with the majority of the risk oversight responsibilities of the Board. Each of the standing committees is chaired by a separate independent director. The Risk Committee is the committee providing the primary oversight of significant risks on an enterprise-wide level within all the defined risk categories, as discussed below. However, the Audit Committee's duties do include overseeing a substantial portion of management's actions to address compliance, legal and operational risks. The Compensation Committee evaluates, with Peoples' senior risk officer, all risks posed by Peoples' compensation programs and makes all reasonable efforts required to limit any unnecessary risks these programs pose to Peoples and ensure that the programs do not encourage participants to take unnecessary or excessive risks that threaten the value of Peoples. These evaluations continue in accordance with guidance from applicable federal regulators. The Audit, Compensation and Risk Committees are focused on maintaining our key risks within acceptable tolerances and work in concert to provide enterprise-wide oversight. Each committee's role and its interaction with the full Board regarding the committee's oversight responsibilities are described more fully below. Through these committees and the effective working relationships with management, the Board is able to effectively monitor and maintain an active role in the oversight of the key aspects of the risks to which Peoples is exposed.   Peoples believes that this risk oversight structure, coupled with Peoples' leadership structure of having an independent director serve as Chairman of the Board, maximizes the independence and objectivity of the Board in carrying out its functions.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act and conducts its business pursuant to a written charter adopted by the Board. A copy of the current charter of the Audit Committee is posted on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. At least annually, the Audit Committee reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board as necessary to reflect changes in regulatory requirements, authoritative guidance and evolving practices. Among other duties set forth in its charter, the Audit Committee is responsible for:

- overseeing the accounting and financial reporting processes of Peoples;

- overseeing the audits of the consolidated financial statements of Peoples;

- appointing, terminating, compensating and overseeing the work of Peoples' independent registered public accounting firm, including resolving any disagreements between Peoples' management and Peoples' independent registered public accounting firm regarding financial reporting;

- pre-approving all audit and non-audit services provided by Peoples' independent registered public accounting firm;

- discussing with management, the auditors performing Peoples' internal audit function (the "Internal Auditors") and Peoples' independent registered public accounting firm the adequacy and effectiveness of the accounting and financial controls of Peoples;

- reviewing and concurring in the appointment, replacement, reassignment or dismissal of the Internal Auditors, the scope of the internal audit, and the operation and performance of the Internal Auditors;

- reviewing all transactions with related persons required to be reported to the Audit Committee under Peoples' Related Person Transaction Policy for potential conflict of interest situations, and approving such transactions as appropriate;

- reviewing Peoples' earnings press releases, financial information and earnings guidance provided to analysts and rating agencies, and financial statements and related disclosures in Peoples' periodic reports;

- setting hiring policies for employees or former employees of Peoples' independent registered public accounting firm;

- establishing and reviewing the procedures for the receipt, retention and treatment of complaints received by Peoples regarding accounting, internal accounting controls or auditing matters;

- reviewing with the Internal Auditors and Peoples' counsel, legal and regulatory matters that may have a material impact on Peoples' consolidated financial statements, related compliance policies of Peoples and compliance with Peoples' Code of Ethics and programs and reports received from regulatory agencies;

- assisting the Board in the oversight of:

  - the performance of Peoples' independent registered public accounting firm, and

  - the independent registered public accounting firm's qualifications and independence;

- preparing the report of the Audit Committee required to be included in Peoples' annual proxy statement;

- preforming the duties required by applicable laws and regulations to be performed by the audit committee for Peoples Bank, in its capacity as a national banking association;

- performing the duties required by applicable laws and regulations to be performed by the fiduciary audit committee for Peoples Bank, in its capacity as a bank exercising fiduciary powers; and

- other duties and responsibilities as may be delegated to the Audit Committee by the Board.

The Audit Committee held four meetings during the 2013 fiscal year. The **"AUDIT COMMITTEE REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013"** appears beginning on page 60.

The Audit Committee is currently comprised of Thomas J. Wolf (Chair), Tara M. Abraham, Carl L. Baker, Jr., Richard Ferguson, Dr. Brenda F. Jones and Theodore P. Sauber, each of whom also served on the Audit Committee throughout the entire 2013 fiscal year. The Board has determined that each of the current members of the Audit Committee qualifies as an independent director for purposes of Rule 10A-3 under the Exchange Act and under the applicable NASDAQ Rules.

The Board has concluded that each member of the Audit Committee is capable of (i) understanding accounting principles generally accepted in the United States ("US GAAP") and financial statements, (ii) assessing the general application of US GAAP in connection with the accounting for estimates, accruals and reserves, (iii) analyzing and evaluating Peoples' consolidated financial statements, (iv) understanding internal controls over financial reporting, and (v) understanding audit committee functions. Based upon his background, knowledge, qualifications, experience and profession, the Board has determined that Richard Ferguson qualifies as an "audit committee financial expert" under the SEC's rules, and as "financially sophisticated" for purposes of the applicable NASDAQ Rules.

Compensation Committee

The Compensation Committee is currently comprised of four directors: George W. Broughton (Chair), Carl L. Baker, Jr., David L. Mead and Susan D. Rector, each of whom also served on the Compensation Committee throughout the entire 2013 fiscal year. Messrs. Baker and Broughton, and Ms. Rector qualify as (i) "independent directors" under the applicable NASDAQ Rules, including those specifically applicable to members of a compensation committee, (ii) "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and (iii) "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. Mr. Mead qualifies as an "independent director" under the applicable NASDAQ Rules, including those specifically applicable to members of a compensation committee, and a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act; however, he does not qualify as an "outside director" under Section 162(m) of the Internal Revenue Code because he formerly served as Peoples' interim President and Chief Executive Officer. As a result, Mr. Mead may not participate in actions taken by the Compensation Committee having Section 162(m) implications.

The Compensation Committee is organized and conducts its business pursuant to a written charter adopted by the Board. A copy of the current charter of the Compensation Committee is posted on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. The Compensation Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary.

The primary function of the Compensation Committee is to review and approve, on behalf of the Board, recommendations regarding all forms of compensation to be provided to the executive officers and directors of Peoples and our subsidiaries, including incentive-based compensation, equity-based compensation, bonus compensation, perquisites, employee benefits and salary programs. In carrying out this function, the Compensation Committee is responsible for reviewing and approving individual goals and objectives, and recommending to the Board corporate goals and objectives relevant to the compensation of Peoples' executive officers and other officers designated by the Board, evaluating such officers' performance in light of those goals and objectives, and determining compensation based on that evaluation. The Compensation Committee administers Peoples' 1995 Stock Option Plan (the "1995 Plan"), 1998 Stock Option Plan (the "1998 Plan"), 2002 Stock Option Plan (the "2002 Plan"), Second Amended and Restated 2006 Equity Plan (the "2006 Plan"), and the incentive program, and approves grants of awards under the 2006 Plan and the incentive program in compliance with applicable securities and tax laws. Since April 13, 2006, no further awards could be granted under the 1995 Plan, the 1998 Plan or the 2002 Plan, although awards remain outstanding under each of those plans. The Compensation Committee also undertakes such other responsibilities as the full Board may from time to time prescribe.

The Compensation Committee held seven meetings during the 2013 fiscal year. Its Chair determines the agenda for the meetings of the Compensation Committee with the assistance of Peoples' Chief Administrative Officer. The Director of Human Resources who serves as the Secretary to the Compensation Committee. The Compensation Committee reviewed and approved management's recommendations on all forms of compensation provided to the executive officers. The Compensation Committee also reviewed recommendations regarding all forms of compensation for directors of Peoples and our subsidiaries and made recommendations to the Board for its consideration. Additionally, the Compensation Committee reviewed and approved all equity-based compensation and cash incentives under Peoples' incentive programs, as well as perquisites, employee benefits, salary programs, and human resources policies and procedures for employees of Peoples and our subsidiaries. The Compensation Committee also reviewed and approved the goals and objectives for the 2013 fiscal year relevant to the compensation of Peoples' executive officers, and recommended the 2013 fiscal year corporate performance goals to the Board, which were subsequently approved by the Board. The Compensation Committee evaluated the executive officers' performance in light of those goals and objectives and determined the compensation earned by each executive officer based on that evaluation. The Compensation Committee periodically reviews and discusses Peoples' management succession and development activities with the full Board.

The Compensation Committee has the authority to retain one or more compensation consultants or advisors to assist in the evaluation of director and executive officer compensation. The Compensation Committee has sole authority to retain and terminate any such compensation consultant or advisor, including sole authority to approve the fees and other retention terms of any consultant or advisor. The Compensation Committee has engaged McLagan, an Aon Hewitt Company, a compensation and benefits consultant serving the financial services industry. The Compensation Committee has direct access to the consultant and may engage the consultant on an as needed basis for advice with respect to the amount and form of executive and director compensation. McLagan provides no services to Peoples or our subsidiaries other than those provided to or at the request of the Compensation Committee. Please see the discussion of the consulting services provided to the Compensation Committee by McLagan in the section captioned "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS - Setting Executive Compensation**".

At its February 27, 2014 meeting, the Compensation Committee conducted an assessment to evaluate whether the work performed and to be performed by McLagan raises a conflict of interest or compromises the independence of McLagan. This assessment included the consideration of the six factors listed in SEC Rule 10C-1(b)(4)(i) through (vi) and NASDAQ Rule 5605(d)(3)(D)(i) through (vi). Based upon its assessment, the Compensation Committee unanimously determined that the work performed and to be performed by McLagan has not raised and did not raise any conflict of interest or compromise the independence of McLagan for purposes of the applicable NASDAQ Rules and SEC rules.

The **"COMPENSATION DISCUSSION AND ANALYSIS"** regarding executive compensation for the 2013 fiscal year appears beginning on page 25, and the **"COMPENSATION COMMITTEE REPORT"** for the 2013 fiscal year appears beginning on page 41.

Executive Committee

The Executive Committee is currently comprised of Richard Ferguson (Chair), Carl L. Baker, Jr., George W. Broughton, David L. Mead, Susan D. Rector, Charles W. Sulerzyski and Thomas J. Wolf, each of whom also served on the Executive Committee throughout the entire 2013 fiscal year. The Executive Committee is organized and conducts its business pursuant to a written charter adopted by the Board. A copy of the current charter of the Executive Committee is posted on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. The Executive Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary. The Executive Committee held no meetings during the 2013 fiscal year.

The responsibilities of the Executive Committee include exercising, during the intervals between the meetings of the Board, all the powers of the Board in the management of the business, properties and affairs of Peoples, including authority to take all action provided in Peoples' Code of Regulations to be taken by the Board, not delegated to another Board committee, provided, however, that the foregoing is subject to the applicable provisions of law and the limitations contained in its charter.

Governance and Nominating Committee

The Governance and Nominating Committee is currently comprised of: Susan D. Rector (Chair), George W. Broughton, Dr. Brenda F. Jones and Theodore P. Sauber, each of whom also served on the Governance and Nominating

Committee throughout the entire 2013 fiscal year. The Board has determined that each of the current members of the Governance and Nominating Committee qualifies as an independent director under applicable NASDAQ Rules.

The Governance and Nominating Committee is organized and conducts its business pursuant to a written charter adopted by the Board, a copy of which can be found on the "Corporate Governance" section of Peoples' website at www.peoplesbancorp.com. The Governance and Nominating Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary. The Governance and Nominating Committee held three meetings during the 2013 fiscal year.

The Governance and Nominating Committee is primarily responsible for:

- establishing and articulating qualifications, desired background and selection criteria for members of the Board consistent with any eligibility requirements set forth in Peoples' Code of Regulations, and may consider such factors as it deems appropriate;

- evaluating Board candidates recommended by shareholders and periodically reviewing the procedures used by the Governance and Nominating Committee in such evaluation process;

- screening and making recommendations to the Board of qualified candidates for election, nomination or appointment to the Board, including nominees for re-election as directors and candidates to fill vacancies;

- recommending assignments to committees of the Board and chairs of Board committees for consideration by the Board;

- reviewing with the Chairman of the Board, or another director designated by the Board, issues involving potential conflicts of interest and/or any change of status of directors pursuant to applicable law and the applicable provisions of Peoples' Code of Ethics, Peoples' Code of Regulations or Peoples' Corporate Governance Guidelines;

- periodically administering and reviewing with the Chairman of the Board, or another director designated by the Board, an evaluation of the processes and performance of the Board and the Board's committees, and reporting such review to the Board;

- recommending to the Board for its consideration the number of members to serve on the Board;

- periodically reviewing Peoples' Code of Ethics and the Related Person Transaction Policy and recommending changes, as deemed necessary or appropriate by the Governance and Nominating Committee, to the Board for approval;

- reviewing and reporting to the Board on board education opportunities and additional corporate governance matters as necessary or as directed by the Chairman of the Board or the Board as a whole;

- overseeing the orientation and education of new and continuing members of the Board; and

- developing and recommending to the Board a set of corporate governance guidelines applicable to Peoples.

Risk Committee

The Risk Committee is currently comprised of: Carl L. Baker, Jr. (Chair), Tara M. Abraham, George W. Broughton, Richard Ferguson, James S. Huggins, David L. Mead, Theodore P. Sauber and Thomas J. Wolf, each of whom also served on the Risk Committee throughout the entire 2013 fiscal year.

The Risk Committee is organized and conducts its business pursuant to a written charter adopted by the Board, which is posted on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. The primary responsibilities of the Risk Committee are:

- reviewing and annually approving Peoples' enterprise risk management framework;

- ensuring that policies, procedures and guidelines are designed and implemented so as to manage risk to Peoples in all forms, including credit, market, liquidity, compliance and legal, operational, strategic and reputation risks;

- overseeing management's implementation and enforcement of Peoples' risk management policies, procedures, and guidelines;

- monitoring Peoples' internal risk management function; and

- ensuring that Peoples' risk management activities are parallel to, and reconcile with, Peoples' strategic plan.

The Risk Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary. The Risk Committee held four meetings during the 2013 fiscal year.

NOMINATING PROCEDURES

As described above, Peoples has a standing Governance and Nominating Committee that has the responsibility to identify and recommend to the full Board individuals qualified to become directors. Each candidate must satisfy the eligibility requirements set forth in Peoples' Code of Regulations. To be eligible for election as a director, an individual must be a shareholder of Peoples. Peoples' Corporate Governance Guidelines require that directors establish a financial stake in Peoples by developing a meaningful ownership position in Peoples over time as is appropriate given the director's personal financial circumstances; provided, however, that within five years after the date of his or her initial election to the Board, or by December 31, 2015, whichever is later, each director must own at least 5,000 common shares of Peoples or common shares of Peoples having a market value of $100,000, whichever is less.

Beyond the above qualifications, the Governance and Nominating Committee will consider such factors as it deems appropriate in evaluating potential individuals for Board membership, including a consideration of the individual's contribution to the diversity of the Board. When considering potential candidates for the Board, the Governance and Nominating Committee strives to assure that the composition of the Board, as well as its practices and operation, contribute to value creation and to the effective representation of Peoples' shareholders. The Governance and Nominating Committee may consider those factors it deems appropriate in evaluating director candidates.

In considering candidates for the Board, the Governance and Nominating Committee evaluates the entirety of each candidate's credentials. The Governance and Nominating Committee believes that all members of the Board should have the highest character and integrity, a reputation for working constructively with others, sufficient time to devote to Board matters and no conflict of interest that would interfere with performance as a director. When identifying nominees to serve as directors, the Governance and Nominating Committee will consider candidates in light of the current composition and needs of the Board. Factors that will be given weight in the consideration may include diversity in business and professional experience, skills, gender, ethnic background, as well as experience and or residence in Peoples' diverse market areas. Each of these factors will be considered in order to provide the greatest benefit to the shareholders of Peoples by selecting directors with the most exemplary credentials relative to Peoples' business and markets.

Because of the importance placed on the directors' business and professional experience and skills, a director who changes his or her principal occupation, position or responsibility from that held when elected to the Board is expected to volunteer to resign from the Board. Although Peoples does not believe that it will be necessary in every instance that a director who makes such a change should leave the Board, the Governance and Nominating Committee is afforded the opportunity to review the appropriateness of continued Board service under the new circumstances and make a recommendation to the full Board.

In addition, Peoples' Corporate Governance Guidelines provide that a director must submit his or her resignation effective as of the next annual meeting of shareholders following his or her 70th birthday; provided, however, that this requirement does not apply to any director who was age 70 or older on November 15, 2012.

A director must advise the Chairman of the Board and the Chair of the Governance and Nominating Committee in advance of accepting an invitation to serve as a director of another public company. The Governance and Nominating Committee will then review whether such other board membership may unduly impact the ability of the director to fulfill his or her responsibilities as a director of Peoples and, if so, must make a recommendation to the full Board. Generally, the Board believes that a director of Peoples should not serve on more than three public company boards of directors (including the Board).

The Governance and Nominating Committee considers candidates for the Board from any reasonable source, including shareholder recommendations, and does not evaluate candidates differently based on who has made the recommendation. The Governance and Nominating Committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating director candidates.

Shareholders may recommend director candidates for consideration by the Governance and Nominating Committee by writing to the Corporate Secretary of Peoples at Peoples' executive offices in Marietta, Ohio. Such recommendation should provide the candidate's name, age, business address, residence address, principal occupation or employment and number of common shares beneficially owned. The recommendation should also describe the qualifications, attributes, skills or other qualities of the recommended director candidate. A written statement from the candidate consenting to be named as a director candidate and, if nominated and elected, to serve as a director should accompany any such recommendation.

Shareholders who wish to nominate an individual for election as a director at an annual meeting of the shareholders of Peoples must comply with Peoples' Code of Regulations regarding shareholder nominations. Shareholder nominations must be made in writing and delivered or mailed to the Corporate Secretary of Peoples not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if less than 21 days notice of the meeting is given to the shareholders, the nomination must be mailed or delivered to the Corporate Secretary no later than the close of business on the seventh day following the day on which the notice of the meeting was mailed to the shareholders. Nominations for the Annual Meeting must be received by April 10, 2014. Each nomination must contain the following information to the extent known by the nominating shareholder:

- the name, age, business address and residence address of each proposed nominee;

- the principal occupation or employment of each proposed nominee;

- the number of shares of capital stock of Peoples beneficially owned by each proposed nominee and by the nominating shareholder; and

- any other information required to be disclosed with respect to a nominee for election as a director under the SEC's proxy rules.

Each nomination must be accompanied by the written consent of the proposed nominee to serve as a director of Peoples if elected. Nominations not made in accordance with the above requirements and Peoples' Code of Regulations will not be considered.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

Any communication to the Board or to individual directors may be sent to the Board or one or more individual directors in one of two ways. It may be mailed, in care of Peoples' Corporate Secretary, to Peoples' headquarters in Marietta, Ohio, and the mailing envelope must contain a clear notation indicating that the enclosed correspondence is a "Shareholder-Board Communication" or a "Shareholder-Director Communication" as appropriate. In addition, shareholders may utilize the "Investor Relations" page of the Peoples' website that is monitored by the Corporate Secretary to communicate with the Board or individual directors. All such communications, whether via mail or the website, must identify the author as a shareholder of Peoples and clearly state whether the intended recipients are all members of the Board or certain specified individual directors. The Corporate Secretary will make copies of all such communications and circulate them to the appropriate director or directors without any screening. Any correspondence marked "personal and confidential" will be delivered by the Corporate Secretary to the intended recipient(s) without opening.

PROPOSAL NUMBER 2:
ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and corresponding SEC rules enable Peoples' shareholders to vote to approve, on an advisory and non-binding basis, the compensation of Peoples' named executive officers as disclosed in this proxy statement in accordance with SEC rules. Accordingly, the following resolution will be submitted for shareholder approval at the Annual Meeting:

"RESOLVED, that the shareholders of Peoples Bancorp Inc. ("Peoples") approve, on an advisory basis, the compensation of Peoples' named executive officers as disclosed in Peoples' proxy statement for its 2014 Annual Meeting of Shareholders pursuant to Item 402 of SEC Regulation S-K, included in the "**COMPENSATION DISCUSSION AND ANALYSIS**", the "**SUMMARY COMPENSATION TABLE FOR 2013**", and the related executive compensation tables, notes and narratives."

The Board believes that Peoples' compensation policies and procedures, which are reviewed and approved by the Compensation Committee, are effective in aligning the compensation of Peoples' named executive officers with Peoples' short-term goals and long-term success, and that such compensation and incentives are designed to attract, retain and motivate Peoples' key executives who are directly responsible for Peoples' continued success. The Board believes that Peoples' compensation policies and practices do not threaten the value of Peoples or the investments of our shareholders, or create incentives to engage in behaviors or business activities that are reasonably likely to have a material adverse impact on Peoples. The Board further believes that Peoples' culture focuses executives on sound risk management and appropriately rewards executives for performance. The Board further believes that Peoples' compensation policies and procedures are reasonable in comparison both to Peoples' peer bank holding companies and to Peoples' performance during the 2013 fiscal year.

Similar "Say on Pay" proposals were approved by a significant majority of the common shares voted at each of Peoples' 2013 Annual Meeting of Shareholders, 2012 Annual Meeting of Shareholders, 2011 Annual Meeting of Shareholders, 2010 Annual Meeting of Shareholders and 2009 Annual Meeting of Shareholders.

Shareholders are encouraged to carefully review the information provided in this proxy statement regarding the compensation of Peoples' named executive officers in the section captioned "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" beginning on page 25 of this proxy statement.

Because your vote is advisory, the outcome of the vote will not: (i) be binding upon the Board or the Compensation Committee with respect to future executive compensation decisions, including those relating to Peoples' named executive officers, or otherwise; (ii) overrule any decision made by the Board or the Compensation Committee; or (iii) create or imply any additional fiduciary duty by the Board or the Compensation Committee. However, the Compensation Committee expects to take into account the outcome of the vote when considering future executive compensation arrangements.

Recommendation and Vote Required

THE BOARD UNANIMOUSLY RECOMMENDS THAT PEOPLES' SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF PEOPLES' NAMED EXECUTIVE OFFICERS.

The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required to approve the non-binding advisory resolution to approve the compensation paid to Peoples' named executive officers as disclosed in this proxy statement. Proxies received by Peoples and not revoked prior to or at the Annual Meeting will be voted in favor of this non-binding, advisory resolution unless otherwise instructed by the shareholder. The effect of an abstention is the same as a vote "AGAINST" the proposal. Broker non-votes will not be counted in determining whether the proposal has been approved.


PROPOSAL NUMBER 3:
APPROVAL OF THE PEOPLES BANCORP INC. EMPLOYEE STOCK PURCHASE PLAN


General

Upon recommendation by the Compensation Committee, on February 27, 2014, the Board adopted the Peoples Bancorp Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"), subject to approval by the shareholders of Peoples.

The Employee Stock Purchase Plan provides a means for employees of Peoples and employees of Peoples' subsidiaries to authorize payroll deductions on a voluntary basis to be used for the periodic purchase of common shares of Peoples. All employees participating in the Employee Stock Purchase Plan will have equal rights and privileges. Under the Employee Stock Purchase Plan, eligible employees will be able to purchase common shares of Peoples at a price (the "Purchase Price") equal to at least 85% of the fair market value of the common shares at the end of the applicable offering period. For purposes of the Employee Stock Purchase Plan, the fair market value of the Peoples' common shares on a particular date will be the reported "closing price" on The NASDAQ Global Select Market® on that date if it is a trading day and otherwise, on the next trading day. On March 12, 2014, the fair market value of the Peoples common shares was $25.26.

The purposes of the Employee Stock Purchase Plan are to increase shareholder value by providing participants with an opportunity to acquire or increase an ownership interest in Peoples and to foster Peoples' long term financial success by aiding in the attraction and retention of outstanding individuals upon whose judgment, interest and dedication the successful conduct of Peoples' business largely depends.

The Board believes that the Employee Stock Purchase Plan will encourage broader ownership of Peoples' common shares by employees of Peoples and our subsidiaries, and thereby provides an incentive for employees to contribute to the continued profitability and success of Peoples. In particular, the Board believes that the Employee Stock Purchase Plan offers a convenient means for employees who might not otherwise purchase and hold common shares of Peoples to do so and that the discounted purchase price feature of the Employee Stock Purchase Plan will provide a meaningful inducement to participate. The Board also believes that employees' continuing economic interest, as shareholders, in the performance and success of Peoples will enhance their entrepreneurial spirit, which can greatly contribute to long‑term profitability.

The maximum number of common shares of Peoples that may be purchased under the Employee Stock Purchase Plan will be 300,000 common shares, subject to adjustment as described below in **"Summary of Operation of the Employee Stock Purchase Plan - Adjustments Upon Changes in Capitalization"** beginning on page 24 of this proxy statement. Common shares purchased under the Employee Stock Purchase Plan may be either authorized but unissued, (i.e., newly-issued) common shares not reserved for any other purpose, or treasury shares.

The following summary of the material provisions of the Employee Stock Purchase Plan is qualified in its entirety by reference to specific provisions of the Employee Stock Purchase Plan, the full text of which is attached to this proxy statement as Appendix A.

Summary of Operation of the Employee Stock Purchase Plan

Administration of the Employee Stock Purchase Plan

The Employee Stock Purchase Plan will be administered by a committee (the "ESPP Committee") appointed by the Board, which ESPP Committee may include individuals who are not members of the Board. The ESPP Committee will have the authority to interpret the Employee Stock Purchase Plan and construe its terms, adopt rules and regulations relating to the Employee Stock Purchase Plan and make all determinations under the Employee Stock Purchase Plan. The ESPP Committee will determine whether to have an offering period and, if so, the date on which such offering period is to commence and will establish the number of common shares that may be acquired during such offering period. The ESPP Committee will establish and maintain an account for each participant in the Employee Stock Purchase Plan (each, a "Plan Account") to which payroll deductions will be credited and amounts debited when applied to purchase common shares. The ESPP Committee will also establish with the transfer agent for Peoples' common shares (the "Transfer Agent") a Stock Account for each participant which will be credited with common shares purchased until those common shares are released as provided under the Employee Stock Purchase Plan.

The ESPP Committee will also administer procedures through which eligible employees may enroll in the Employee Stock Purchase Plan. The Employee Stock Purchase Plan provides that each offering period will commence on such date as may be determined from time to time by the ESPP Committee and will consist of one calendar quarter, unless a different period is established by the ESPP Committee and announced to eligible employees before the beginning of the applicable offering period.

The ESPP Committee will be permitted to delegate ministerial duties associated with the Employee Stock Purchase Plan to any person (including employees of Peoples or its subsidiaries) as the ESPP Committee deems appropriate.

Eligibility

Any individual who is a common law employee of Peoples, or of any subsidiary of Peoples that has been designated by the ESPP Committee as a subsidiary whose employees are eligible to participate in the Employee Stock Purchase Plan (each such subsidiary, a "Designated Subsidiary"), on the first day of the applicable offering period and agrees to comply with the terms of the Employee Stock Purchase Plan will be eligible to participate in the Employee Stock Purchase Plan; provided that such individual does not own stock of Peoples possessing 5% or more of the total combined voting power or value of all classes of stock of Peoples or any of Peoples' subsidiaries. The Board currently anticipates that each of Peoples' operating subsidiaries will be a "Designated Subsidiary" for purposes of the Employee Stock Purchase Plan, and that approximately 600 employees of Peoples and its subsidiaries will be eligible to participate in the Employee Stock Purchase Plan.

Participation

An eligible employee will be permitted to enroll for an offering period (i.e., become a participant in the Employee Stock Purchase Plan) by delivering the appropriate written election to participate to the ESPP Committee within the period specified by the ESPP Committee before the offering period commences. After initial enrollment in the Employee Stock Purchase Plan, a participant will be automatically re-enrolled for subsequent offering periods unless he or she files a notice of revocation at least 15 calendar days before a new offering period begins, terminates employment or otherwise becomes ineligible to participate.

Upon enrollment in the Employee Stock Purchase Plan, a participant must elect the rate at which the participant will make payroll contributions for the purchase of common shares of Peoples. Elections must be stated in whole dollars, may not authorize a deduction of less than $10 per pay period unless the ESPP Committee specifies a different minimum and may not authorize deductions which will permit the participant to purchase common shares with a fair market value of more than $25,000 for a calendar year. All employee contributions will be made by means of direct payroll deduction and from taxable compensation. The contribution rate elected by a participant will continue in effect until modified by the participant, except that a participant may only change the participant's previously elected contribution rate effective as of the first day of an offering period which begins at least 15 calendar days after the revised election has been delivered to the ESPP Committee.

A participant's contributions will be credited to the Plan Account maintained on the participant's behalf. As of the last day of each offering period, the value of each participant's Plan Account will be divided by the Purchase Price established for that offering period. Each participant will be deemed to have purchased the number of whole and fractional (rounded to the nearest one-tenth) common shares of Peoples produced by this calculation. If application of the procedures described in the preceding two sentences results in the purchase by all participants during that offering period of an aggregate number of common shares greater than the number of common shares offered during that offering period, the ESPP Committee will allocate the available common shares among participants and any cash remaining in participants' Plan Accounts will be credited to the next offering period. If application of the procedures described above results in the purchase by all participants during that offering period of a number of common shares less than the number of common shares available for purchase for that offering period, the excess common shares will be available for purchase during any subsequent offering period.

As promptly as practicable after the end of each offering period, Peoples will deliver, or cause to be delivered, the common shares purchased by a participant during that offering period to the Transfer Agent for deposit into that participant's Stock Account for the Employee Stock Purchase Plan. No interest will be credited on payroll contributions pending investment in common shares. Cash dividends paid on common shares of Peoples credited to a participant's Stock Account will be automatically reinvested in additional whole and fractional common shares. The Transfer Agent will either purchase such common shares in the market or directly from Peoples as directed by the ESPP Committee; however, no discounts will apply to any dividend reinvestment purchases. Each participant's Stock Account will be credited with any common shares distributed as a dividend or distribution in respect of common shares previously credited to the participant's Stock Account.

Participants will be entitled to vote the number of whole and fractional common shares credited to their respective Stock Accounts. A participant's rights under the Employee Stock Purchase Plan will be nontransferable, except upon death of the participant.

Effect of Termination of Employment on Election to Participate

A participant whose employment with Peoples and its subsidiaries is terminated will be deemed to have withdrawn from the Employee Stock Purchase Plan. Any cash amounts credited to his or her Plan Account for the offering period during which the termination of employment occurs will be released to the participant (or to the participant's beneficiary, in the event of the participant's death) within 30 days following the participant's termination of employment. No common shares will be purchased for a participant in any offering period that ends after the participant's termination of employment.

Release from Stock Accounts

Common shares acquired through the Employee Stock Purchase Plan will be held in a participant's Stock Account and may not be transferred until the earliest of (i) the first day of the calendar quarter first commencing after the date the participant terminates employment with Peoples and its subsidiaries, (ii) 12 full calendar months after the date on which the common shares were purchased and credited to the participant's Stock Account or (iii) the date on which a change in control affecting Peoples occurs. Upon any such event, all whole common shares held in a participant's Stock Account will be released from the Stock Account and treated in the manner elected by the participant in accordance with the rules prescribed by the ESPP Committee and the Transfer Agent. Any fractional common shares held in a participant's Stock Account will be converted to cash in an amount equal to the fair market value of the fractional common share on the applicable date described in clause (i) or clause (ii) of the first sentence in this paragraph and released to the participant.

Under the Employee Stock Purchase Plan, a "change in control" of Peoples will be deemed to occur when the first of the following events occurs:

- the date that any person, or more than one person acting as a group, acquires ownership of common shares of Peoples that, together with common shares of Peoples held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the common shares of Peoples;

- the date that any one person, or more than one person acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or persons) ownership of common shares of Peoples possessing 35% or more of the total voting power of the common shares of Peoples;

- the date that a majority of members of the Board is replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

- the date that any one person, or more than one person acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or persons) assets from Peoples that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of Peoples immediately prior to such acquisition or acquisitions.

Adjustments Upon Changes in Capitalization

The aggregate number of common shares available under the Employee Stock Purchase Plan (as well as any share-based limits under the Employee Stock Purchase Plan) and the respective Purchase Price, number of common shares and other share-based limitations applicable to outstanding or subsequently issued rights to purchase common shares under the Employee Stock Purchase Plan, will be appropriately adjusted by the ESPP Committee in the event of any share dividend, share split, recapitalization (including payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares or other similar corporate change affecting the common shares of Peoples.

No Promise of Future Awards

The Employee Stock Purchase Plan provides and confirms that the right to purchase common shares under the Employee Stock Purchase Plan will be made available by Peoples on a voluntary and discretionary basis, and Peoples makes no commitment to make a right to purchase common shares available in the future.

Costs and Expenses

Peoples will pay the costs and expenses incurred in the administration of the Employee Stock Purchase Plan and maintenance of Plan Accounts as well as any fees of the Transfer Agent and any brokerage fees and commissions for purchases, including purchases upon reinvestment of dividends and distributions. Peoples will not, however, pay any brokerage fees or commissions relating to sales of common shares acquired under the Employee Stock Purchase Plan by any participant.

Amendment, Modification and Termination of the Employee Stock Purchase Plan

The Employee Stock Purchase Plan will automatically terminate after all available common shares have been sold. In addition, the Board may terminate, suspend or amend the Employee Stock Purchase Plan at any time without further shareholder approval, except to the extent that shareholder approval is required to satisfy applicable requirements imposed by Rule 16b-3 under the Exchange Act, applicable requirements of Section 423 of the Internal Revenue Code or applicable NASDAQ Rules. The Employee Stock Purchase Plan will continue until terminated by action of the Board although, as noted above, the number of common shares which may be delivered under the Employee Stock Purchase Plan is limited.

Effect of Termination of Employee Stock Purchase Plan

If the Employee Stock Purchase Plan is terminated effective on a day other than the last day of any offering period, the offering period during which such termination occurs will end on the same day. Any cash balances held in Plan Accounts and Stock Accounts when the Employee Stock Purchase Plan is terminated will be released to the participants for whom Plan Accounts were established, and no common shares of Peoples will be sold through the Employee Stock Purchase Plan for that offering period. All common shares held in Stock Accounts will be released as described above in "**Summary of Operation of the Employee Stock Purchase Plan - *Release from Stock Accounts***" beginning on page 23 of this proxy statement.

If the Employee Stock Purchase Plan is terminated as of the last day of any offering period, the ESPP Committee will apply the terms of the Plan through the end of that offering period. No further common shares will be offered under the Employee Stock Purchase Plan for any subsequent offering period and all common shares then held in Stock Accounts will be released as described above in "**Summary of Operation of the Employee Stock Purchase Plan - *Release from Stock Accounts***" beginning on page 23 of this proxy statement.

Income Tax Consequences

The following is a brief summary of the general U.S. federal income tax consequences of participation in the Employee Stock Purchase Plan. This summary is based on U.S. federal income tax laws and regulations in effect on the date of this proxy statement and does not purport to be a complete description of the U.S. federal income tax laws. In addition, this summary is not intended to be exhaustive, does not constitute tax advice, and does not describe federal employment, state, local or foreign tax consequences of participating in the Employee Stock Purchase Plan.

The Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Under such an arrangement, no taxable income will be recognized by a participant, and no deductions will be allowable to Peoples, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until either there is a sale or other disposition of the common shares of Peoples acquired under the Employee Stock Purchase Plan or in the event the participant should die while still owning the purchased common shares.

If a participant sells or otherwise disposes of the purchased common shares of Peoples within two years after his or her entry date into the offering period in which the common shares were acquired or within one year after the actual purchase date of those common shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the

24

amount by which the closing selling price of the common shares on the purchase date exceeded the Purchase Price paid for those common shares, and Peoples will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal in amount to such excess. The participant also will recognize a capital gain to the extent the amount realized upon the sale of the common shares exceeds the sum of the aggregate Purchase Price for those common shares and the ordinary income recognized in connection with his or her acquisition.

If a participant sells or disposes of the purchased common shares of Peoples more than two years after his or her entry date into the offering period in which the common shares were acquired and more than one year after the actual Purchase Date of those common shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of (1) the amount by which the closing sales price of the common shares on the sale or disposition date exceeded the Purchase Price paid for those common shares, or (2) 15% (or such lesser discount as the ESPP Committee may establish) of the closing selling price of the common shares on the participant's entry date into the offering period in which those common shares were acquired. Any additional gain upon the sale or disposition of the purchased common shares will be taxed as a long-term capital gain. Peoples will not be entitled to an income tax deduction with respect to such disposition.

If a participant still owns the purchased common shares of Peoples at the time of death, then his or her estate will recognize ordinary income in the year of death equal to the lesser of (1) the amount by which the closing selling price of the common shares on the date of death exceeds the Purchase Price paid for those common shares, or (2) 15% (or such lesser discount as the ESPP Committee may establish) of the closing selling price of the common shares on the participant's entry date into the offering period in which those common shares were acquired.

IRS CIRCULAR 230 DISCLOSURE: IN ORDER TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE U.S. INTERNAL REVENUE SERVICE, ANY U.S. FEDERAL INCOME TAX ADVICE CONTAINED IN THE FOREGOING IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE U.S. INTERNAL REVENUE CODE OR PROMOTING, MARKETING, OR RECOMMENDING TO ANOTHER PERSON, ANY TRANSACTION OR OTHER MATTER ADDRESSED HEREIN.

Recommendation and Vote Required

THE COMPENSATION COMMITTEE AND THE BOARD UNANIMOUSLY RECOMMEND THAT PEOPLES' SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN.

The affirmative vote of the majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required to approve the Employee Stock Purchase Plan. Broker non-votes will not be counted in determining whether the proposal has been approved. The effect of an abstention is the same as a vote "**AGAINST**" the proposal.

**EXECUTIVE COMPENSATION:
COMPENSATION DISCUSSION AND ANALYSIS**

Executive Summary of Previous Year's Performance and Compensation

In 2013, Peoples continued to make progress on our five-year strategic plan. Our team built upon the results we achieved in 2012, and took actions in 2013 designed to continue to position Peoples for future growth and increased value for our shareholders. These actions were demonstrated by our increasing market value and dividend payout. This occurred while maintaining our focus on the safety and soundness of our company. The Compensation Committee and management believe that the following information demonstrates to our shareholders our commitment to appropriately rewarding performance and providing incentives for responsible growth and risk management. In 2012, Peoples achieved an improved level of performance relative to prior years, which was reflected in the Compensation Committee's decisions with respect to compensation, resulting in increased payments under our incentive programs. In 2013, we once again achieved performance levels which exceeded those of recent years, although our return to shareholders was not as high as in 2012. These results were anticipated by Peoples, as the expected cost of several strategic initiatives had been reflected in our 2013 budget. Accordingly, and by design, our executive compensation decisions and program designs reflected these results with generally lower incentive payouts for 2013 than had been awarded for 2012.

The performance levels in 2013 were designed so that the target level of awards would be paid if Peoples met our budgetary goals, which represented our target level of performance. The performance goals for 2013 represented strategic decisions made by Peoples to invest in acquisitions, the sales process, branch renovations, and other key initiatives that we believe position Peoples for future growth.

We believe our compensation programs and philosophy are appropriately designed to reward performance, protect the interests of our shareholders, and provide appropriate incentives to executive management which do not encourage excessive risk-taking as they lead Peoples to continued success. We believe in tying compensation to the results achieved. The following information provides highlights of our annual results, our compensation decisions, and how our discretionary decisions, established programs, and corporate results came together in the compensation decisions discussed below.

Total Annual Return:

The value we return to our shareholders is an important component of our compensation philosophy. Peoples' corporate performance is benchmarked via many key metrics in order to provide a view of the more specific performance components that combine to drive the total annual return for our shareholders. Long-term growth in total shareholder return is one of the components of our compensation strategy. The following graph demonstrates Peoples' progress toward higher total annual returns for our shareholders.

Total Annual Return as of December 31, 2013

Total Annual Return includes the impact of dividends

Performance relative to specific key metrics drives shareholder return:

We objectively review our performance in various categories to ensure that we are making progress towards our strategic goals. The metrics below provide an overall view of our performance in specific, measurable areas, which ultimately translate to the measurable total annual returns for our shareholders noted in the graph above.

The following table illustrates the progress made by Peoples during the four-year period ended December 21, 2013 with respect to several key performance metrics. As described above, our performance has improved as we recover, together with economic activity within our primary market area, from the general recessionary environment. Over the four-year period, performance levels in 2012 represented the high point in many of metrics, while by design and budget, the 2013 performance reflects the costs associated with our investments for future growth through acquisitions, in infrastructure and in other key areas.

	2013	2012	2011	2010
Net Income Available to Common Shareholders (in 000s)	$17,574	$20,385	$11,212	$3,529
Diluted Earnings per Common Share (1)	$1.63	$1.92	$1.07	$0.34
Return on Average Assets	0.91%	1.11%	0.69%	0.28%
Pre-Provision Net Revenue to Total Average Assets (2)	1.26%	1.41%	1.41%	1.76%
Return on Average Stockholders' Equity	7.92%	9.52%	5.72%	2.33%
Tier 1 Common Capital Ratio	12.42%	14.06%	12.82%	11.59%
Total Nonperforming Assets as a Percent of Total Assets	0.47%	0.82%	1.84%	2.48%

(1) These amounts are based on Net Income Available to Common Shareholders

(2) These amounts represent non-GAAP financial measures since pre-provision net revenue, which is defined as net interest income plus non-interest income minus non-interest expense, excludes the provision for loan losses and all gains and losses included in earnings. Additional information regarding the calculation of these measures can be found in "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013, under the caption "Pre-Provision Net Revenue".

Key Drivers of Shareholder Value:

Our four-year performance noted above has been driven by Peoples' execution of our strategic initiatives. Three areas of strength for Peoples are revenue growth, credit quality, and our diversified fee-generating businesses. We review our performance in both absolute terms and relative to our defined Peer Group. These metrics show how we drive the shareholder value detailed above.

- 2013 saw strong revenue growth, positioning Peoples in the third quartile of our Peer Group (as defined below), at a time when many in our industry saw decreased revenue.
- Peoples' credit quality, measured below by nonperforming assets as a percent of total loans and other real estate owned ("NPAs to Loans and OREO"), demonstrated our disciplined approach to lending.
- Our mix of fee income makes us less sensitive to fluctuations in net interest margin. Peoples' fee revenue to average assets ratio demonstrates the advantage provided to us by our strong trust and insurance businesses.


2013 Revenue Growth
3.5%
1.0%
PEBO
Peer Group


NPAs to Loans and OREO
0.81%
2.07%
PEBO
Peer Group


2013 Fee Revenue to Average Assets
1.90%
1.28%
PEBO
Peer Group

Source: SNL Financial
Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

Comparison to our Peer Group:

We benchmark ourselves using key metrics compared to our defined Peer Group in order to review Peoples' results on a relative basis - not just compared to our historical results. Our Peer Group is comprised of 21 financial services holding companies with total assets of between $1.1 Billion and $5.0 Billion, which are listed on page 33 (the "Peer Group").

Peoples' Rank Relative to Peer Group: Key Performance Metrics

	2012 Peer Group Ranking	2013 Peer Group Ranking
Return on Average Assets	62nd Percentile	24th Percentile
Return on Average Tangible Common Equity	72nd Percentile	33rd Percentile
Operating Revenue Growth	33rd Percentile	72nd Percentile
Net Charge-offs to Average Total Loans	100th Percentile	100th Percentile
Nonperforming Assets to Total Loans + Other Real Estate Owned (OREO)	81st Percentile	95th Percentile
Nonperforming Assets to Total Assets	90th Percentile	100th Percentile
Loans Held for Investment (HFI) Growth	48th Percentile	86th Percentile

Source: SNL Financial
Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

Other metrics illustrating Peoples' performance include the following:

· Improved asset quality: Nonperforming assets were 0.81% of total loans and OREO at December 31, 2013 versus 1.58% at December 31, 2012. Net recoveries were 0.35% of average total loans in 2013 versus net charge-offs of 0.12% of average total loans in 2012. Allowance for loan losses was 1.43% of loans, net of deferred fees and costs, at year-end 2013, compared to 1.81% at year-end 2012. The allowance for loan losses as a percent of nonperforming loans increased to 194.13%, compared to 119.75% at year-end 2012.

· Higher retail deposit balances and net deposit account growth: Retail deposit balances were up 7% at year-end 2013 compared to year-end 2012, primarily due to increases in non-interest bearing deposits.

· Increased loan balances and organic loan growth: Total gross loan balances increased over 20% at year-end 2013 compared to year-end 2012, which included 12% annualized organic growth.

· Execution of Peoples' acquisition strategy: Peoples completed four insurance agency acquisitions during 2013, and also acquired Ohio Commerce Bank located in Beachwood, Ohio ("Ohio Commerce"), adding approximately $96.6 million in loans and $110.9 million in deposits.

Pay for Performance:

The Compensation Committee and management believe that our executive compensation programs are designed to incentivize sound and fundamental growth of Peoples, which will lead to strong returns to the shareholders. In years where we have high performance relative to performance goals, compensation under our incentive programs will increase. When we do not meet the expectations and goals we determined as a company, incentive payouts will be reduced, as contemplated under our incentive program design.

The chart below shows incentive compensation payouts for the named executive officers based upon 2012 and 2013 results. In short - 2013 was a year of performance in accordance with our strategic plan. Annual results relative to target levels under our 2013 budget did not reach the levels achieved in 2012. Accordingly, incentive compensation for 2013 was generally less than that awarded for 2012.

Name	2012 Cash Incentive as % of 2012 Base Salary (1)	2013 Cash Incentive as % of 2013 Base Salary (2)	2012 Equity-Based Incentive as % of 2012 Base Salary (3)	2013 Equity-Based Incentive as % of 2013 Base Salary (4)
Charles W. Sulerzyski	69.1%	52.3%	57.7%	42.9%
Edward G. Sloane	45.8%	34.2%	35.5%	34.2%
Daniel K. McGill	42.3%	45.1%	33.2%	45.1%
Timothy H. Kirtley	47.7%	39.2%	43.6%	39.2%
Carol A. Schneeberger	50.9%	38.4%	41.6%	38.4%

(1) Amounts in this column reflect the percentage of 2012 base salary represented by cash incentive payments earned under the annual incentive program for 2012 performance and paid in 2013. Base salary is reported in the "Salary" column and the cash incentive payments earned are reported in the "Non-Equity Incentive Plan Compensation Column, in each case for 2012, in the "**SUMMARY COMPENSATION TABLE FOR 2013**" beginning on page 43 of this proxy statement.

(2) Amounts in this column reflect the percentage of 2013 base salary represented by cash incentive payments earned under the annual incentive program for 2013 performance and paid in 2014. Base salary is reported in the "Salary" column and the cash incentive payments earned are reported in the "Non-Equity Incentive Plan Compensation" column, in each case for 2013, in the "**SUMMARY COMPENSATION TABLE FOR 2013**" beginning on page 43 of this proxy statement.

(3) Amounts in this column reflect the percentage of 2012 base salary, represented by awards of restricted common shares, calculated using The NASDAQ Global Select Market® closing price of Peoples' common shares on the grant date, and were granted in 2013 for 2012 performance. Base salary is reported in the "Salary" column for 2012 and the restricted common shares award is reported in the "Stock Awards" column for 2013 in the **"SUMMARY COMPENSATION TABLE FOR 2013"** beginning on page 43 of this proxy statement.

(4) Amounts in this column reflect the percentage of 2013 base salary represented by awards of restricted common shares, calculated using The NASDAQ Global Select Market® closing price of Peoples' common shares on the grant date, and were granted in 2014 for 2013 performance. Base salary is reported in the "Salary" column for 2013 and the restricted shares award is reported in the "2/4/2014" row of the **"OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2013"** table beginning on page 48 of this proxy statement.

Pay for Performance: Our Key Compensation Decisions:

Because we believe in tying compensation to performance, the Compensation Committee made the following decisions regarding the named executive officers' compensation as a result of the absolute levels of performance for 2013, relative performance, and achievement of both annual and long-term goals described above. Additionally, the Compensation Committee considers Peoples' objectives in attracting, rewarding and retaining talent within the organization and providing incentives to the named executive officers to provide the leadership and execution of Peoples' strategic plan.

• Chief Executive Officer Compensation: Based upon the Compensation Committee's review of corporate and individual performance, Mr. Sulerzyski's base salary was increased from $450,000 to $461,000 on January 1, 2014. For 2013 performance, Mr. Sulerzyski was awarded an annual cash incentive equal to $235,350 (52.3% of base salary). For 2013 performance, Mr. Sulerzyski was also granted an award of 8,904 restricted shares under the equity-based long-term incentive program payout. The economic value of this grant was $193,039 (42.9% of base salary), based on The NASDAQ Global Select Market® closing price of Peoples' common shares on the grant date. Each of these awards was determined based on corporate and individual achievement of the threshold level or above in key metrics determined by the Compensation Committee and Board. With respect to individual goals, when threshold levels of achievement are not met, a named executive officer receives no payments with respect to those goals.

Name	2013 Base Salary ($)	2014 Base Salary ($)	2013 Cash Incentive	2013 Cash Incentive as % of Base Salary	2013 Restricted Shares Grant (# of Common Shares)
Mr. Sulerzyski	$450,000	$461,000	$235,350	52.3%	8,904

- Adjustment of Equity-Based Long-Term Incentive Program Payout Potential: The Compensation Committee reviewed Peer Group compensation data provided by McLagan, an Aon Hewitt Company ("McLagan"), its compensation consultant. After a comparison of Peoples' equity-based long-term incentive program payout percentages with those of Peoples' Peer Group, the Committee determined that the potential payout percentages in 2013 for Mr. Sulerzyski had not been in line with the Peer Group median. Consequently, the Compensation Committee approved an increase in the potential 2014 target and maximum payout potentials for Mr. Sulerzyski under the long-term incentive program as provided below:

Long-Term Incentive Program Payout Potentials (percentage of base salary)

2013	2014
Target: 40%	**Target**: 48%
Maximum: 60%	**Maximum**: 72%

- Discretionary Share Grant: Mr. Sulerzyski also received a grant of 2,000 time-vested restricted shares on January 28, 2014, which will vest on July 28, 2014 if he remains employed by Peoples. The economic value of this grant was $45,480, based on The NASDAQ Global Select Market® closing price of Peoples' common shares on the grant date. In accordance with the Compensation Committee's determination that Mr. Sulerzyski's payout percentages were not in line with the Peer Group median during 2013, the Compensation Committee estimated the amount that Mr. Sulerzyski's payout would have been in 2013, had the Peer Group median level of payout percentages been in effect at that time. The discretionary grant represents an additional 10% payout, bringing Mr. Sulerzyski's incentive compensation under the equity-based long-term incentive program for 2013 in line with the Compensation Committee's target, resulting in an adjusted equity-based incentive payout of 53% of base salary.

- Other Named Executive Officer Compensation: Compensation decisions for the other named executive officers are summarized in the table below. Cash incentive awards were based on achievement of corporate and individual goals, at varying levels from threshold, to target, to maximum. Restricted shares were granted to each named executive officer on February 4, 2014, and are subject to both time-based and performance-based vesting in that they will vest in three annual installments beginning on the first anniversary of the grant date, provided that Peoples must have maintained a well-capitalized status and had a positive net income for the fiscal year ended immediately prior to the vesting date.

Name	2013 Base Salary ($)	2014 Base Salary ($)	2013 Cash Incentive	2013 Cash Incentive as % of Base Salary	2013 Restricted Share Grant (# of Common Shares)
Mr. Sloane	$219,000	$224,000	$74,898	34.2%	2,860
Mr. McGill	$234,000	$240,000	$105,534	45.1%	2,860
Mr. Kirtley	$210,000	$215,000	$82,320	39.2%	2,860
Ms. Schneeberger	$215,000	$220,000	$82,560	38.4%	2,860

- The Compensation Committee reviewed and considered the non-binding advisory vote of shareholders, (which approved the compensation of Peoples' named executive officers as disclosed in the Proxy Statement for the 2013 Annual Meeting of Shareholders), and focused on continuing to design executive compensation programs intended to meet the best interests of the shareholders of Peoples. The results of the advisory vote were 6,966,885 common shares voting for the advisory resolution to approve the named executive officer compensation for 2012, an approval rate of 80.42% of common shares voted. The Compensation Committee believes this result reflects a well-considered executive compensation program.

- The Compensation Committee engaged McLagan to perform a review of executive compensation in order to ensure that Peoples' incentive programs and base salaries continue to be aligned appropriately with Peoples' Peer Group, and that those programs provide proper incentives and opportunities to achieve the Compensation Committee's stated compensation goals.

The Compensation Committee has responsibility for establishing, implementing and continually monitoring adherence with Peoples' compensation philosophy as described below. The Compensation Committee believes that the total compensation paid during 2013 to the named executive officers is reasonable, competitive and aligned with the best interests of Peoples' shareholders. The Compensation Committee believes all employees should be rewarded for executing on goals designed to create long-term shareholder value without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

The Compensation Committee believes that this discussion and analysis will provide the shareholders with information about the results upon which the Compensation Committee relied in making compensation decisions relative to 2013 performance. The Compensation Committee further believes that its actions were consistent with the compensation philosophy and objectives, demonstrating that Peoples' named executive officers continue to be incentivized to achieve results in the best interests of our shareholders. The Compensation Committee has determined that Peoples' compensation policies and practices do not threaten the value of Peoples or the investments of its shareholder,s or create incentives to engage in behaviors or business activities that are reasonably likely to have a material adverse impact on Peoples. Please see the discussion of the Compensation Committee's review in the "**COMPENSATION COMMITTEE REPORT - Discussion of Risk Review and Assessment**."

Compensation Philosophy and Objectives

The overall philosophy for Peoples is to provide a compensation program which balances market, shareholder and regulatory considerations. In designing our compensation plans, we take into account both absolute performance of Peoples, as well as relative improvement in the performance of Peoples during any given time period. The current performance plans are focused on both short-term and long-term goal achievement for Peoples through the use of cash and equity in combinations that are driven by both annual and long-term goals and objectives for Peoples and the individual named executive officers.

The goal of the compensation program for Peoples' named executive officers is the same as our goal in the operations of Peoples - to create long-term value for our shareholders. Toward this goal, we have designed and implemented a compensation program for the named executive officers to: (i) reward them for sustained positive financial and operating performance and leadership excellence; (ii) align their interests with those of our shareholders; (iii) attract qualified talent; and (iv) encourage strong performers to remain with Peoples for long and productive careers. The elements of our compensation program consist of base salary, cash and equity-based incentive compensation, retirement and other benefits, and perquisites and other personal benefits. We combine the compensation elements for each named executive officer in a manner we believe optimizes the named executive officer's contribution to Peoples and our shareholders, motivates the named executive officer to attain the business goals set by Peoples, and rewards the named executive officer for attaining such goals without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples

While the Compensation Committee oversees the compensation of all officers and employees, a primary focus of the Compensation Committee is the compensation for Peoples' executive officers and other senior officers. The intent is to reward all employees for continuous improvement, and identification and implementation of best practices but, specifically, to set up compensation plans for executive officers and senior officers to reward those employees for enhancing shareholder value through profitable revenue growth and responsible risk management. The compensation philosophy established by the Compensation Committee covers the direct forms of compensation and serves as a tool that the Board and management use to ensure that compensation programs are developed that are both competitive with respect to officer compensation and reasonable within the marketplace.

- Base Salary: Base salaries are benchmarked at the median of those of similarly-situated officers serving with members of Peoples' Peer Group (as defined on page 33). Based upon individual circumstances, actual base salary levels may be higher or lower than this "market median". For the purposes of the annual incentive program, and as used herein, "base salary" is defined as the base salary compensation paid during the calendar year.

- Total Cash Compensation: Total cash compensation represents base salary plus any annual cash incentive payout received. The long-term objective is for total cash compensation to be consistent with the market median of that received by similarly-situated officers serving with members of Peoples' Peer Group for achieving target performance at or above the 75th percentile of that received by such executive officers for achieving performance at the 75th percentile of the Peer Group.

- Total Direct Compensation: The objective is to grant equity-based awards only after performance goals for a fiscal year have been attained. Equity-based awards are granted with three-year pro-rata vesting based upon the achievement of a performance trigger in each of the years preceding a vesting date, which enhances employee retention and reduces the sensitivity to short-term performance. Total direct compensation is comprised of total cash compensation plus the grant date fair value of equity-based awards. The long-term goal for total direct compensation is that the total direct compensation ranking for each named executive officer, compared to the total direct compensation of the similarly-situated officers serving with members of Peoples' Peer Group, will reflect a percentile similar to that resulting when Peoples' performance, as measured by Return on Average Equity, Return on Average Assets, and other common measures used by the financial services industry, and especially community banks, is compared to that of the members of Peoples' Peer Group. For example, if target performance is achieved both at the individual and corporate level, it is expected that each executive officer's total direct compensation will approximate the market median of similarly-situated officers serving with members of Peoples' Peer Group and that Peoples' performance under the relevant measures will generally align with the median performance of members of the Peer Group.

No specific formula is used to determine the allocation between performance-based compensation, which includes annual cash incentives and the long-term equity-based incentives, and fixed compensation in the form of base salaries. However, the portion of the total direct compensation that could have been earned in the form of cash and equity-based incentives at target levels of performance emphasizes Peoples' focus on pay-for-performance during 2013. At 2013 target levels of performance, 47.4% of Mr. Sulerzyski's total direct compensation, and 37.5% of the other named executive officers' total direct compensation, would have been in the form of performance-based compensation.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions related to the named executive officers of Peoples and recommends to the Board any equity-based award grants for the non-employee directors. Annually, the President and Chief Executive Officer of Peoples reviews the performance of each named executive officer (excluding his own) by comparing the results attained to Compensation Committee-approved goals, as well as the overall performance of Peoples as compared to Board-approved corporate performance goals. Both corporate and individual goals are defined for threshold, target and maximum levels of performance. This data forms the basis for the recommendations of the President and Chief Executive Officer to the Compensation Committee with respect to the compensation of the other named executive officers, including base salary adjustments, and payout percentages for the annual cash incentive payments and equity-based awards. The Compensation Committee considers the President and Chief Executive Officer's recommendations and uses the Compensation Committee's own discretion in making the final compensation decisions with respect to the named executive officers, which may differ from the recommendations of the President and Chief Executive Officer.

Setting Executive Compensation

The Compensation Committee has the sole authority to engage the services of any compensation consultant or advisor. In order to ensure that Peoples provides total direct compensation that is performance-based and competitive with its stated Peer Group (as defined on page 33), its geographic peers and the financial services industry in general, from time to time, the Compensation Committee has engaged McLagan, an independent compensation and benefits consultant serving the financial services industry. McLagan provides market intelligence on industry compensation trends along with its views on specific compensation programs. In addition, from time to time and on a limited basis, McLagan has provided comparative market compensation data information to Peoples' management at its request. The amount paid for the consulting services has been nominal. All work completed by McLagan is reported to the Compensation Committee. Communications between the Compensation Committee and McLagan occur through (i) direct conversations between the Chairman of the Compensation Committee and McLagan, (ii) communications between the President and Chief Executive Officer, Chief Administrative Officer and/or the Secretary of the Compensation Committee and McLagan, and (iii) participation by McLagan in Compensation Committee meetings, including executive sessions with only directors present.

During 2013, McLagan provided information regarding market trends for incentive plan design and executive compensation. Likewise, McLagan provided advice and guidance to the Compensation Committee about the impact of regulatory limitations and legislative requirements on the compensation, benefits and goal-setting process for the named executive officers and Peoples' compensation plans for all other employees in addition to preparation and review of specified portions of the proxy materials. McLagan also provided a compensation study for certain executive officers and other senior officers, providing data on peer compensation with respect to base salaries, cash incentives and equity-based incentives. At the request of the Compensation Committee, a McLagan representative attended one Compensation Committee meeting in 2013.

On February 27, 2014, the Compensation Committee reviewed its 2013 relationship with McLagan. The Compensation Committee considered all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934, as amended, and NASDAQ Rule 5605(d)(3)(D)(i) through (vi), in order to evaluate whether the work performed by McLagan for Peoples raises a conflict of interest or compromises the independence of McLagan. Based upon this review, the Compensation Committee determined that McLagan's work does not raise a conflict of interest and that McLagan qualifies as independent for purposes of the applicable NASDAQ Rules and SEC Rules. The Compensation

Committee has also determined that since February 27, 2014, there have been no circumstances through the date of this proxy statement which would require the Compensation Committee to change its determinations.

The Compensation Committee has identified the following Peer Group for use in performance benchmarking. From time to time, the Compensation Committee uses this Peer Group for the purposes of executive compensation comparison and benchmarking. The Peer Group is comprised of 21 publicly-traded financial services holding companies with total asset sizes ranging from $1.1 Billion to $5.0 Billion. The members of this peer group are located in the states of Indiana, Kentucky, Michigan, New York, Ohio, Pennsylvania and West Virginia, and serve markets and/or geographic areas similar to those of Peoples.

Peer Group Member	Location	Total Assets ($ Billions)	Ticker Symbol
Tompkins Financial Corporation	Ithaca, NY	5.0	TMP
1st Source Corporation	South Bend, IN	4.7	SRCE
S&T Bancorp, Inc.	Indiana, PA	4.6	STBA
First Merchants Corporation	Muncie, IN	4.3	FRME
Community Trust Bancorp, Inc.	Pikeville, KY	3.6	CTBI
City Holding Company	Charleston, WV	3.4	CHCO
Lakeland Financial Corporation	Warsaw, IN	3.2	LKFN
First Financial Corporation	Terre Haute, IN	3.0	THFF
Financial Institutions, Inc.	Warsaw, NY	2.9	FISI
MainSource Financial Group, Inc	Greensburg, IN	2.8	MSFG
S.Y. Bancorp, Inc.	Louisville, KY	2.4	SYBT
First Defiance Financial Corp.	Defiance, OH	2.1	FDEF
German American Bancorp, Inc.	Jasper, IN	2.1	GABC
Canandaigua National Corporation	Canandaigua, NY	2.0	CNND
The Bank of Kentucky Financial Corporation	Crestview Hills, KY	1.9	BKYF
CNB Financial Corporation	Clearfield, PA	1.8	CCNE
Horizon Bancorp	Michigan City, IN	1.8	HBNC
Firstbank Corporation	Alma, MI	1.5	FBMI
Isabella Bank Corporation	Mt. Pleasant, MI	1.2	ISBA
LNB Bancorp, Inc.	Lorain, OH	1.2	LNBB
Farmers National Banc Corp.	Canfield, OH	1.1	FMNB

This 21-member group is referred to in this discussion and analysis as the "Peer Group." The Compensation Committee uses Peer Group data to analyze the overall competitiveness of the compensation of Peoples' executive officers in light of our compensation philosophy and objectives by comparing (i) the relative ranking of each executive officer's base salary and total direct compensation to the base salary and total direct compensation for similarly-situated officers serving members of the Peer Group for threshold, target and maximum levels of performance, and (ii) the level of performance achieved by Peoples compared to members of the Peer Group as measured by standard performance measures used by the financial services industry.

In view of the current economic and financial environment, the Compensation Committee has reviewed the design and operation of Peoples' compensation arrangements for 2013, including the compensation arrangements of Peoples' executive officers, with Peoples' senior risk officer. This review included the mix of base salary and performance-based compensation and the performance goals required to be attained for threshold, target and maximum levels of cash and equity-based payments, along with the corresponding payout potentials. The Compensation Committee has determined that these arrangements do not provide Peoples' executive officers with the incentive to engage in business activities or other behavior that would materially threaten the value of Peoples or the investments of its shareholders.

2013 Executive Compensation Components

For 2013, the principal components of compensation for the executive officers were:

- Base salary;

- Annual cash incentive compensation;

- Long-term equity-based incentive compensation;

- Retirement and other benefits; and

- Perquisites and other personal benefits.

Base Salary

The Compensation Committee believes that base salaries for the executive officers should be competitive with the median of the base salaries of similarly-situated officers of members of the Peer Group. Depending on individual experience, job performance and competitive market requirements with respect to those executive officers recently recruited, the actual base salary for a particular executive officer may be higher or lower than the median base salary for the similarly-situated Peer Group executive officer (typically in the range of the 40th to 60th percentile of the Peer Group). Potential individual executive officer base salary increases are reviewed annually by the Compensation Committee and are based on (i) the individual's overall contribution to Peoples' performance, (ii) the executive officer's attainment of specific individual business objectives during the preceding year, and (iii) adjustments, if such changes occur, in the overall responsibilities of the individual.

Specific individual business objectives for 2013 were approved for each executive officer by the Compensation Committee on November 15, 2012, and December 14, 2012. The individual business objectives were designed to complement Peoples' corporate goals and strategic plan for 2013, which were approved by the Board on November 15, 2012, particularly the Board's goals related to overall growth of Peoples. The individual business objectives were both quantitative in nature, such as achieving sales and revenue goals and cost containment, and qualitative in nature, such as the development, management and retention of key staff, and the assessment and development of quality products and services. These objectives are designed to grow core earnings while managing risk, which will, in turn, promote the long-term interests of Peoples' shareholders.

As noted previously in the Executive Summary, based on Peoples' 2013 financial performance and Peoples' compensation philosophy and objective of rewarding executive officers for enhancing shareholder value and meeting Peoples' strategic objectives through their individual contributions, the Compensation Committee chose to adjust the base salaries of the named executive officers for 2014. As a result, the Compensation Committee determined the 2014 annual base salary for each of the named executive officers would be increased, and approved the following base salaries: effective January 1, 2014: Mr. Sulerzyski - $461,250, Mr. Sloane - $224,000, Mr. McGill - $240,000, Mr. Kirtley - $215,000, and Ms. Schneeberger - $220,000. The Compensation Committee determined that increases to these executive officer base salaries were appropriate due both to Peoples' and the named executive officers' respective individual performance. The Compensation Committee believes that these increases in executive officer base salaries were in the best interests of Peoples and its shareholders.

Cash and Equity-Based Incentive Program

Executive officers are eligible to earn additional compensation under the incentive program. The incentive program was developed to reward performance by providing increasing awards as a percentage of base salary for increasing levels of performance and, conversely, by not paying incentives if performance goals are not met. The incentive program is designed to motivate and reward the executive officers for their contributions to business goals that the Compensation Committee believes drive earnings and create shareholder value without encouraging unnecessary and excessive risk-taking.

2013 Incentive Program Design

The 2013 program design was comprised of the annual incentive program and the long-term incentive program. The annual incentive program provides for cash awards calculated based upon corporate and individual performance using the annual incentive plan payout percentages assigned to each participant's incentive tier. In order to participate in the incentive program for a given fiscal year, the executive officer must have been employed by Peoples as of July 1st of the fiscal year and must also be employed by Peoples on the date of the award, which occurs in February or March of the year following the fiscal year being measured. Exceptions to these time periods may be approved at the discretion of the Compensation Committee.

On November 15, 2012 and December 15, 2012, the Compensation Committee approved the discretionary, or individual, goals for Peoples' executive officers and on November 15, 2012, the Board established the 2013 corporate incentive performance goals. The Board again adopted a "balanced scorecard" approach with performance, capital and credit components. The Board set the corporate performance goals for 2013 as shown in the table below, along with the weighting for each component. Peoples' corporate performance results for 2013 are also shown, which reflect the performance of Peoples in 2013. With respect to the annual incentive program, the corporate incentive goals for Mr. McGill are weighted at 35%, with line of business goals at a weighting of 35%. The other named executive officers' corporate incentive goals are weighted at 70%. Each of the named executive officers has a discretionary weighting of 30% with respect to individual performance.

	Weighting	Threshold	Target	Maximum	2013 Results
Net Income	30%	$11,466,000	$16,380,000	$20,475,000	$17,574,000
Total Revenue (Net Interest Income plus Non-Interest Income)	5%	$83,695,500	$92,995,000	$102,294,500	$92,605,000
Return on Average Assets	15%	0.60%	0.86%	1.08%	0.91%
Tier 1 Common Capital Ratio	5%	11.95%	13.28%	14.61%	12.42%
Criticized Assets	15%	$100,000,000	$90,000,000	$80,000,000	$64,921,000
Discretionary (Individual Performance)	30%				Varies by Executive Officer

The discretionary measure is unique to each executive officer and consists of quantitative and qualitative measures. In addition, goals tied to the attainment of the long-term strategic plan were included in each executive officer's discretionary measure with respect to the long-term portion of the incentive program. The Compensation Committee believes that these goals properly incentivized the executive officers to implement and attain the long-term strategic objectives of Peoples, including overall growth and high performance in the key metrics noted in the table above. These measures were intended to reflect results achieved for shareholders while ensuring that the compensation arrangement did not encourage unnecessary and excessive risk-taking that could threaten the value of Peoples. The absolute minimum level of corporate performance remained in effect for 2013 and was defined as a minimum level of earnings available to common shareholders of $0.97 per common share.

As noted above, Mr. McGill was assigned line of business goals for commercial banking. These goals consisted of quantitative measures related to commercial business performance, such as net income for commercial banking, commercial portfolio loan growth, and commercial portfolio asset quality.

Annual individual performance goals were established for each executive officer, the nature of which differed depending upon the executive officer's job responsibilities. The discretionary measure was unique to each executive officer and consisted of quantitative and qualitative measures such as setting, refining and executing the strategic direction of Peoples, hiring and developing the senior management team and leading Peoples' acquisition strategy for Mr. Sulerzyski; implementing management reporting processes, strengthening investor and market relationships, and executing Peoples' acquisition strategy for Mr. Sloane; optimizing resources for the achievement of net revenue goals, actively participating in key corporate strategic initiatives and recruiting and retaining top performers for Mr. McGill; continuing construction and refinement of Peoples' credit culture, reducing commercial portfolio criticized assets, and supporting due diligence and integration of acquired institutions for Mr. Kirtley; and driving an appropriate compliance and risk management culture, exercise of leadership in the acquisition due diligence and integration processes, and designing development plans for top bank officers for Ms. Schneeberger. The goals assigned to the executive officers are intended to reflect results for shareholders while ensuring that the compensation arrangement does not encourage unnecessary and excessive risk-taking that could threaten the value of Peoples. Measurement of these goals was objective and/or subjective in nature, depending upon the nature of the respective goal. Payout percentages (expressed as a percentage of base salary) for various levels of performance are reviewed by the Compensation Committee on an annual basis.

There are three levels of incentive awards under the annual incentive program: threshold, target and maximum. The payout potentials for the 2013 annual incentive program, expressed as a percent of base salary, were as follows:

	Threshold Payout Potential	Target Payout Potential	Maximum Payout Potential
Chief Executive Officer	12.5%	50%	75%
Other Executive Officers	8.8%	35%	52.5%

The Compensation Committee retained the right to exercise discretion to increase or reduce the size of the payout of cash incentives, but did not exercise such discretion in 2013 with respect to the named executive officers. Incentive awards were paid after results with respect to the corporate performance goals were determined.

2013 Long-Term Incentive (Equity)

The long-term incentive program draws from a pool for equity-based awards in the form of restricted shares created by using corporate results and applying the long-term incentive payout percentages for each participant as described below. The pool of restricted shares was distributed to participants based upon corporate and individual results. The restricted shares awarded did not exceed those in the pool as created by the corporate results and payout percentages. Restricted shares from the pool were awarded to each participant based on the Compensation Committee's subjective determination of the participant's contribution to Peoples' future success and attainment of Peoples' strategic plan. In making this determination, the Compensation Committee also reviewed management's recommendations.

The pool is created based upon the level of achievement of corporate goals which determines the percentage applied to base salaries. Threshold, target and maximum payout potentials are used to create the pool and are determined annually by the Compensation Committee. The payout potentials for the 2013 long-term incentive program were as follows.

	Threshold Payout Potential	Target Payout Potential	Maximum Payout Potential
Chief Executive Officer	10%	40%	60%
Other Executive Officers	6.3%	25%	37.5%

The 2013 long-term incentive program requires each named executive officer to remain employed by Peoples for the full vesting period of any grant. This arrangement provides a valuable retention tool for the named executive officers. Additionally, annual vesting of share grants issued under the program requires that Peoples maintain a well-capitalized status and that Peoples report positive net income in the prior fiscal year.

Equity-based awards, if earned, are granted with an economic value based on The NASDAQ Global Select Market® closing price of Peoples' common shares on the date of the grant. The Compensation Committee approves equity-based grants to the executive officers and other officers. In the absence of a scheduled Compensation Committee meeting, the Board approves equity-based grants to executive officers and other officers. This situation occasionally occurs when awards to a single individual are granted as part of a recruitment package. The grant date is the date of the approval by the Compensation Committee or the Board or the second business date after which any material information has been publicly disclosed, whichever is later, and is tied to Peoples' trading windows. In certain cases, the Compensation Committee approves the use of equity-based grants to new hires or current executive officers as an incentive to attract or to retain executive or other senior management, as in the case of Mr. Sulerzyski, Mr. McGill, and Mr. Kirtley (as disclosed in the **SUMMARY COMPENSATION TABLE FOR 2013** on page 43). In the event of equity-based grants for new hires, the date of grant is the first business day of the month following the new employee's date of hire.

The following table indicates the corporate, line of business and individual performance weightings, as well as the annual cash incentive earned, and restricted shares granted under the 2013 incentive program based upon the results described in the table above.

Executive Officer	Corporate Weighting	Line of Business Weighting	Individual Weighting	2013 Annual Incentive Payout (1)	2013 Annual Incentive - Cash Incentive Earned	2013 Long-Term Incentive Payout (1)	2013 Long-Term Incentive - Total Restricted Shares Granted (2)
Charles W. Sulerzyski	70%	-	30%	52.3%	$235,350	42.9%	8,904
Edward G. Sloane	70%	-	30%	34.2%	$74,898	34.2%	2,860
Daniel K. McGill	35%	35%	30%	45.1%	$105,534	45.1%	2,860
Timothy H. Kirtley	70%	-	30%	39.2%	$82,320	39.2%	2,860
Carol A. Schneeberger	70%	-	30%	38.4%	$82,560	38.4%	2,860

(1) Payout calculated as a percentage of base salary.

(2) Restricted shares were granted on February 4, 2014 for 2013 long-term incentive program results.

2014 Program Design

On November 21, 2013, the Compensation Committee approved discretionary, or individual, goals for Peoples' executive officers, concurrent with the Board's establishment of the 2014 corporate incentive performance goals. The Board again adopted a "balanced scorecard" approach with performance, capital and credit components weighted as follows:

Net Income	30%
Total Revenue (Net Interest Income plus Non-Interest Income)	5%
Return on Average Assets	15%
Tier 1 Common Capital Ratio	5%
Criticized Assets	15%
Discretionary (Individual Performance)	30%

As noted in the Executive Summary located on page 30, the Compensation Committee, after consultation with McLagan, reviewed and amended the long-term incentive program payout potentials for Mr. Sulerzyski as follows:

Long-Term Incentive Plan Payout Potentials (equity-based grants as percentage of base salary)

2013	2014
Target: 40%	**Target**: 48%
Maximum: 60%	**Maximum**: 72%

Retirement and Other Benefits

The executive officers participate in certain benefit programs available to all other employees of Peoples, subject to the same eligibility requirements as apply to all employees, including (i) the Peoples Bancorp Inc. Retirement Plan and Trust (the "Retirement Plan"), (ii) the Peoples Bancorp Inc. Retirement Savings Plan ("Peoples' 401(k) Plan"), (iii) the Peoples Bancorp Group Term Life Insurance Plan and (iv) medical and dental insurance plans provided by Peoples.

Retirement Plan

The Retirement Plan has a different benefit calculation for those individuals employed by Peoples before January 1, 2003, and those employed by Peoples on or after January 1, 2003 but before January 1, 2010. On December 17, 2009, the Board closed the Retirement Plan to new entrants hired on or after January 1, 2010. Ms. Schneeberger was employed by Peoples prior to January 1, 2003; whereas, Messrs. Sloane and McGill were employed by Peoples after January 1, 2003, but before January 1, 2010. Messrs. Sulerzyski and Kirtley were employed by Peoples after January 1, 2010, and do not participate in the Retirement Plan.

On January 27, 2011, the Compensation Committee amended the Retirement Plan so that benefit accruals ceased as of March 1, 2011. For purposes of vesting and benefit eligibility, service will continue to be credited in accordance with the terms of the Retirement Plan.

Compensation used to calculate the amount of pension benefit payable under the Retirement Plan included base salary, incentive pay, overtime pay, bonuses and any pre-tax savings under the Peoples' 401(k) Plan, as well as Peoples' Internal Revenue Code Section 125 cafeteria plan (collectively "annual compensation"). Benefit distribution options are identical for both groups of participants as is the vesting requirement in order to be eligible for a pension benefit under the Retirement Plan.

For those participants employed by Peoples before January 1, 2003, normal retirement occurs at the later of age 65 and five years of participation in the Retirement Plan. The pension benefit for normal retirees is calculated as follows:

(a) Forty percent (40%) of the participant's average compensation (annual compensation, providing the highest total for five consecutive years out of the last ten years of service), plus

(b) Seventeen percent (17%) of the excess of the participant's average compensation in excess of his/her Social Security-covered compensation; with

(c) The sum of the amounts calculated under (a) and (b) multiplied by the ratio of total years of service projected to normal retirement date to 30, such ratio not to exceed 1.

(d) The benefit amount in (c) multiplied by the ratio of total years of service with Peoples earned to date to total years of service projected to normal retirement date.

Participants earned no further accruals after March 1, 2011. Each component of the benefit formula, including average compensation, Social Security covered compensation, years of service earned to date and years of service projected to normal retirement date, was calculated as of March 1, 2011, and frozen as of that date.

For those participants employed by Peoples before January 1, 2003, early retirement can occur at age 50 if the participant has at least ten years of service with Peoples. The pension benefit for early retirees is calculated as follows:

(a) Forty percent (40%) of the participant's average compensation (annual compensation providing the highest total for five consecutive years out of the last ten years of service), plus

(b) Seventeen percent (17%) of the excess of the executive officer's average compensation in excess of his/her Social Security-covered compensation; with

(c) The sum of the amounts calculated under (a) and (b) multiplied by the ratio of total years of service projected to normal retirement date to 30, such ratio not to exceed 1.

(d) The benefit amount in (c) multiplied by the ratio of total years of service with Peoples earned to date to total years of service projected to normal retirement date, and reduced by one-fifteenth for each of the first five years and one-thirtieth for each of the next ten years by which the participant's early retirement date precedes the normal retirement date.

Participants earned no further accruals after March 1, 2011. Each component of the benefit formula, including average compensation, Social Security covered compensation, years of service earned to date and years of service projected to normal retirement date, was calculated as of March 1, 2011 and frozen as of that date.

For those participants employed by Peoples on or after January 1, 2003, and prior to January 1, 2010, normal retirement occurs at the later of age 65 and five years of participation in the Retirement Plan. The pension benefit for these normal retirees is calculated as follows:

(a) The Cash Balance Account (as such term is defined in the Retirement Plan) at the end of the prior plan year, plus

(b) Interest to the earlier of the end of the prior plan year or the end of the month containing the participant's date of termination of employment on the Cash Balance Account as of the end of the prior plan year based on the one-year constant maturity rate for the December preceding the determination year plus 50 basis points, plus

(c) An annual accrual equal to 2% of compensation for the plan year provided the participant earned a year of service during the plan year.

(d) The Cash Balance Account is converted at the date of termination of employment into a monthly life annuity benefit payable beginning at the participant's normal retirement date. Conversion calculations are based on actuarial equivalence factors specified in the Retirement Plan.

No compensation-related credits were added to any participant's account balances after March 1, 2011. However, interest credits, as described above, will continue to be added to a participant's account balance at the end of each plan year until the year in which the participant terminates employment with Peoples.

For those participants employed by Peoples on or after January 1, 2003, and prior to January 1, 2010, early retirement can occur at age 50 if the participant has at least ten years of service with Peoples. The pension benefit for these early retirees is calculated as follows:

(a) The Cash Balance Account at the end of the prior plan year, plus

(b) Interest to the earlier of the end of the prior plan year or the end of the month containing the executive officer's date of termination of employment on the Cash Balance Account as of the end of the prior plan year based on the one-year constant maturity rate for the December preceding the determination year plus 50 basis points, plus

(c) An annual accrual equal to 2% of compensation for the plan year provided the participant earned a year of service during the plan year; and

(d) The Cash Balance Account is converted at the date of termination of employment into a monthly life annuity benefit payable beginning at the participant's normal retirement date. Conversion calculations are based on actuarial equivalence factors specified in the Retirement Plan.

(e) The benefit is reduced by one-fifteenth for each of the first five years and one-thirtieth for each of the next ten years by which the participant's early retirement date precedes the normal retirement date.

No compensation-related credits were added to any participant's account balance after March 1, 2011. However, interest credits as described above will continue to be added to a participant's account balance at the end of each plan year until the year in which the participant terminates employment with Peoples.

None of the named executive officers participates in multiple defined benefit retirement plans. Under the terms of the Retirement Plan, participants are not granted extra years of credited service.

Peoples' 401(k) Plan

The executive officers are also eligible to participate in Peoples' 401(k) Plan, on the same basis as other employees. In 2013, the "company match" under Peoples' 401(k) Plan was 100% of the first 3% of an employee's contribution, and 50% of the next 2% that the employee contributed, the sum of which was subject to a maximum match of 4% of eligible compensation.

Nonqualified Deferred Compensation Plan

On July 25, 2013, the Peoples Board approved the Peoples Bancorp Inc. Nonqualified Deferred Compensation Plan (the "2013 Nonqualified Plan"). Participation in the 2013 Nonqualified Plan is limited to a select group of management and highly-compensated employees designated annually by the Compensation Committee. The 2013 Nonqualified Plan is offered for the purpose of providing a vehicle for the deferral and discretionary compensation in excess of statutory limits under the Peoples' 401(k) Plan to a select group of management and highly compensated employees. The 2013 Nonqualified Plan is an unfunded arrangement and is intended to be exempt from the participation, vesting, funding and fiduciary requirements set forth in Title I of the Employee Retirement Income Security Act ("ERISA"). Participants may elect to defer base salary, annual bonus and other compensation such as commissions, but not equity-based awards. After the applicable deadline, a deferral election is irrevocable for that Plan year unless otherwise permitted under the 2013 Nonqualified Plan. Generally, a participant must submit a deferral election by December 31 of the year before services are to be performed. The deferred compensation, if any, is credited to a bookkeeping account maintained on behalf of the participant. The participant is fully vested in the bookkeeping account which will be credited with earnings and losses based on the performance of the investment selections made by the participant for the account. The Compensation Committee determines the deemed investments with which participants may direct that their bookkeeping accounts be credited.

Peoples may make discretionary contributions to participants' bookkeeping accounts in such amount that would have been made pursuant to Peoples' 401(k) Plan as matching contributions if all amounts selected to be deferred under the 2013 Nonqualified Plan had been deferred under the Peoples' 401(k)Plan. Any such contributions will be credited to the participants' bookkeeping accounts during the first calendar quarter following the last day of the Plan year with respect to which the related compensation was deferred by participants and will vest in accordance with the vesting schedule under the Peoples' 401(k)Plan, provided that the amounts will become fully vested in the event of a participant's retirement or death and will be forfeited if a participant is terminated for cause.

The amount reflected in a participant's bookkeeping account will be distributed on the January 1 immediately following the participant's termination of employment in a single lump-sum payment; provided, however, that, at the time a participant makes an initial deferral election under the 2013 Nonqualified Plan, the participant may elect to receive distribution of the participant's account in up to ten substantially equal annual installments beginning on the January 1 immediately following the participant's termination and on each January 1 thereafter. If a participant dies before distribution of the amount reflected in the participant's bookkeeping account or complete distribution of the participant's account, then the participant's account will be distributed to the participant's beneficiary within 90 days after the participant's death.

2013 eligibility criteria required participants to have both a 2012 gross base compensation of $200,000 or greater, and an officer title of Vice President or higher at Peoples or any of its affiliates. Each of the named executive officers met these criteria. Mr. Sulerzyski, Mr. McGill, Mr. Kirtley and Ms. Schneeberger elected to participate in the 2013 Nonqualified Plan during 2013.

Insurance Plans

Additionally, the executive officers participate in the Peoples Bancorp Group Term Life Insurance Plan on the same basis as other employees. Peoples pays the premiums for all employees under this plan. If an employee dies, his or her beneficiary will be paid an amount equal to two times the employee's base salary at the time of death, up to a limit of $600,000.

The executive officers are also eligible to participate in medical and dental insurance plans provided by Peoples. These individuals participate on the same basis as other employees. The plans are contributory, and both the employees and Peoples pay for a portion of the cost of the health insurance premiums.

Perquisites and Other Personal Benefits

The Compensation Committee periodically reviews the level of perquisites and other personal benefits provided to the executive officers. Consistent with its overall compensation program, the Compensation Committee believes the perquisites and other personal benefits provided to the executive officers are reasonable and necessary to attract and retain employees for key positions which, in turn, promotes the long-term interests of our shareholders.

On January 12, 2006, the Compensation Committee adopted an Executive Health Program for the executive officers. The Executive Health Program provides an opportunity for each executive officer to participate in a comprehensive medical screening annually at the expense of Peoples. Participation in this program is voluntary. The objective of the Executive Health

Program is the early identification of potential health problems and the prompt, expert treatment of any medical problems detected, thereby mitigating the negative potential impact on Peoples' financial performance or current management succession plans. Some of the executive officers participate in a program under which Peoples offers a limited reimbursement for fitness club memberships. This program is available to all employees, and is part of an overall wellness initiative at Peoples. In 2013, all of the named executive officers participated in a wellness incentive program, available to all Peoples medical plan participants, which provided up to a one-time $1,250 payment to a Health Savings or Flexible Spending Account, depending upon individual compliance with the program's requirements, which include wellness related activities.

Based on business need, on a case-by-case basis, the Compensation Committee has granted the use of a company-paid automobile and/or country club membership to certain executive officers to further business development on behalf of Peoples and our shareholders. Personal use of a company-paid automobile is reported as income to the executive officer. Expenses relating to personal use of the country club amenities are either reimbursed to Peoples or paid by the named executive officer.

On a case-by-case basis, the Compensation Committee pays or reimburses executive officers for moving expenses and temporary housing as part of the executive's recruitment package. Peoples maintains an Excessive or Luxury Expenditures Policy that is subject to review and approval by the Board.

Change in Control Agreements

Peoples has entered into change in control agreements with Mr. Sulerzyski, Mr. Sloane, Mr. McGill, Mr. Kirtley and Ms. Schneeberger. The change in control agreements are designed to motivate the executive officers to act in the best interests of shareholders and to promote stability and continuity of the services of the named executive officers during a change in control. The change in control agreements are "double trigger" agreements that provide severance payments to an executive officer only if Peoples or its successor terminates the executive officer's employment without "cause" or the executive officer terminates his or her employment with "good reason" after the change in control. The Compensation Committee chose the "double trigger" to forego extra costs to Peoples or its successor if an executive officer continues in the same or a similar role after the change in control, while still motivating the executive officer to act in the best interests of the shareholders by providing for the executive officer even if he or she would not have the same or a similar role after the change in control. Additional information regarding the definition of a change in control, the additional event(s) that must occur in order for an executive officer to receive severance compensation following a change in control and potential payments under such agreements for the executive officers is provided under the section captioned "**OTHER POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL"** beginning on page 53.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code prohibits Peoples from claiming a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) and the four other most highly-compensated officers of Peoples, other than the chief financial officer, serving at the end of Peoples' fiscal year. The $1 million compensation deduction limitation does not apply to "performance-based compensation." Peoples does not have a policy that requires all compensation to its named executive officers in a fiscal year to be tax deductible. While the Compensation Committee carefully considers the net cost and value to Peoples of maintaining the deductibility of all compensation, it also desires the flexibility to reward named executive officers and other key employees in a manner that enhances Peoples' ability to attract and retain individuals as well as to create longer term value for shareholders. Thus, income tax deductibility is only one of several factors the Compensation Committee considers in making decisions regarding Peoples' compensation program. Peoples intends that awards made under the 2006 Plan qualify under Section 162(m) of the Internal Revenue Code.

Non-Qualified Deferred Compensation

Section 409A of the Internal Revenue Code imposes additional taxes, interest and penalties on non-qualified deferred compensation arrangements that do not satisfy its requirements. Peoples believes that it is administering its non-qualified deferred compensation arrangements in accordance with the requirements of Section 409A and has amended its non-qualified deferred compensation arrangements, including the change in control arrangements with the executive officers, to comply with the final regulations issued under Section 409A of the Internal Revenue Code. Peoples has not realized any material changes to its compensation program as a result of compliance with Section 409A.

Accounting for Equity-Based Compensation

Compensation costs for stock options, restricted share awards and stock appreciation rights are measured at the fair value of these awards on their grant date. Compensation expense for time-vested awards is recognized over the required

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service period, generally the vesting period for stock options and stock appreciation rights and the restriction period for restricted share awards. Compensation expense for time-vested awards granted to employees who are eligible for retirement is recognized through the date the employee is first eligible to retire or at the grant date, whichever is later. Compensation expense for performance-vested awards is recognized over the performance period, once management believes it is probable the performance requirements will be met. For all awards, only the expense for the portion of the awards expected to vest is recognized.

Other Information

Peoples has a stock holding requirement for the executive officers with respect to equity-based compensation awards, which will remain in effect during the time the individuals are employed by Peoples. The holding requirement is based upon a percentage of the "net shares" held by an executive officer following vesting or exercise of an equity-based compensation award. Such "net shares" represent the number of common shares an executive officer owns after paying for taxes through the withholding of common shares in the case of restricted shares, or if granted in the future, after paying for the exercise price and taxes through the withholding of common shares in the case of the exercise of stock options or other similar forms of equity-based awards. Each executive officer is required to maintain ownership of 50% of such net shares through the term of his or her employment. Other than this stock holding requirement with respect to equity-based compensation awards, Peoples has no equity or other security ownership requirements for executive officers.

Summary

The Compensation Committee believes that the best measure of whether the executive compensation program is achieving its intended goals is to look at the long-term performance of Peoples, as well as the relative improvements in performance during any given time period. Peoples' executive officers received payouts under the incentive compensation program based upon the levels of corporate and individual performance achieved for 2013. In light of the results previously described in this Compensation Discussion and Analysis, the Compensation Committee believes Peoples' compensation program for its named executive officers continues to be aligned with the interests of our shareholders. The incentive compensation program is a performance-based system that provides a balanced foundation for strong and effective leadership into the future and ensures alignment with long-term shareholder interests without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

In view of the current economic and financial environment, the Compensation Committee has reviewed the design and operation of Peoples' incentive compensation arrangements with Peoples' senior risk officer. This review included the 2013 performance goals required to be achieved for threshold, target and maximum levels of cash and equity-based incentive payments. The Compensation Committee has determined that these arrangements do not provide Peoples' executive officers with the incentive to engage in business activities or other behavior that would threaten the value of Peoples or the investments of our shareholders, or otherwise have a material adverse effect on Peoples.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Discussion of Risk Review and Assessment

Peoples' Senior Vice President, Director of Risk Management has conducted an assessment of Peoples' 2013 compensation programs and has reviewed, evaluated and discussed the assessment and the compensation programs with the Compensation Committee. The most recent review and discussion with the Compensation Committee with respect to Peoples' 2013 compensation programs occurred on September 25, 2013, and covered the senior management and executive compensation plans in which the named executive officers are eligible to participate. The review of these plans took into consideration: (i) products and services incented; (ii) the risk time horizon of those products and services; (iii) incentives paid as a percentage of total revenue; and (iv) incentives paid as a percentage of each participant's total compensation. Broad-based welfare and benefit plans that do not discriminate in scope, terms or operation in favor of named executive officers were excluded from the review.

The Compensation Committee believes that Peoples' overall compensation practices for its executive officers, which include the following elements, limit the ability of these officers to benefit from taking unnecessary and excessive risks:

- Balance between base salary, and cash and equity-based incentive compensation opportunities;

- Maximum payouts which limit overall payout potential;

- Balance between short-term (cash) and long-term (equity-based) incentive compensation opportunities;

- Use of a balanced scorecard approach in setting performance goals with interacting, complementary incentive objectives that discourage emphasis on any single objective;

- Peoples' tone at the top and culture of ethically doing the right thing;

- Grants of only full value equity awards for purposes of potential equity-based long-term incentive compensation; and

- Award of restricted shares with a performance-based vesting requirement based upon the achievement of minimum company performance metrics

In addition, the Compensation Committee believes there are controls around incentive programs for all employees that effectively discourage unnecessary and excessive risk-taking. All employee incentive programs allow for management discretion (or Compensation Committee discretion in the case of the incentive program in which executive officers are eligible to participate) to reduce or eliminate any award. The Compensation Committee reviews and approves all executive officer compensation plans and award opportunities, and the Board reviews and approves the corporate performance goals.

Most officers, including the named executive officers, and employees serving Peoples in support roles, such as accounting, loan operations and deposit operations, participate in the incentive program. Approximately 50% of Peoples' employees participate in the incentive program. Annual cash incentives, as well as equity-based incentives under the incentive program, are payable only when specific pre-determined performance goals are met. All participants in the incentive program have some portion of their award dependent on the selected corporate performance criteria. In addition, the potential incentives payable to senior officers having only compliance, risk, credit quality and internal control roles are tied to corporate goals under the incentive program with only a 25% weighting. The remainder of their potential incentives is driven by individual goals tied to their specific job functions. The Compensation Committee ultimately approves all incentive compensation paid to the named executive officers.

In addition to the incentive program, Peoples has (i) compensation plans for producers, including insurance agents and financial advisors, which include variable pay components (commission based on the sales of products underwritten or offered by independent third parties); (ii) compensation plans for home loan originators which include variable cash compensation components tied to the origination of one-to-four family real estate loans, the majority of which are sold into the secondary market; and (iii) other miscellaneous individual plans which are informal agreements that allow certain employees to earn amounts of cash incentive compensation without encouraging the employees to take unnecessary or excessive risk because their roles inherently do not have the opportunity for excessive levels of risk, either individually or in the aggregate, and the incentive compensation potential is not a substantial part of their respective total compensation.

The Compensation Committee believes that the elements of the incentive program and the other compensation plans, alone and/or combined with the systems of controls in place, such as separation of the valuation, authorization and payment of incentive compensation, as well as other components of compensation, do not encourage unnecessary or excessive risk-taking and do not encourage the manipulation of reported earnings to enhance the compensation of any employee.

Further, in light of the significant level of oversight and controls surrounding incentive programs and the significant amounts that would be required to impact Peoples' reported earnings, the Compensation Committee believes that, upon evaluation of the incentive opportunities for employees, including executive officers, any elements of the incentive program and other compensation and individual plans that have the potential to encourage the manipulation of reported earnings to enhance the compensation of any employee are appropriately mitigated.

Submitted by the Compensation Committee of the Board:
George W. Broughton (Chair), Carl L. Baker, Jr., David L. Mead and Susan D. Rector.

SUMMARY COMPENSATION TABLE FOR 2013

The table below summarizes the total compensation for each of the named executive officers for the fiscal years ended December 31, 2013, 2012, and 2011. Peoples has not entered into any employment agreements with any of the named executive officers.

(a)	(b)	(c)	(d)	(e)	(g)	(h)	(i)	(j)
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Stock Awards**	**Non-Equity Incentive Plan Compensation**	**Change in Pension Value and Non-Qualified Deferred Compensation Earnings**	**All Other Compensation**	**Total**
					(11)	(12)	(13)	
		($)	($)	($)	($)	($)	($)	($)
Charles W. Sulerzyski *President and Chief Executive Officer*	2013 2012 2011	$450,000 $420,000 $295,011	- - $50,000 (1)	$242,333 (5) $58,853 (6) $400,200 (7)	$235,350 $290,220 $39,679	- - -	$21,695 $11,792 $84,619	$949,378 $780,865 $869,509
Edward G. Sloane *Executive Vice President, Chief Financial Officer and Treasurer*	2013 2012 2011	$219,000 $215,000 $201,000	- - $25,000 (2)	$76,370 (5) $27,932 (6) $4,612 (8)	$74,898 $98,470 $27,939	$0 $70 $107	$11,450 $10,968 $8,959	$381,718 $352,440 $267,617
Daniel K. McGill *Executive Vice President, Chief Commercial Banking Officer*	2013 2012 2011	$234,000 $230,000 $212,000	- $50,000 (3) $25,000 (2)	$76,370 (5) $349,857 (9) $5,295 (8)	$105,534 $97,290 $32,012	$27 $25 $4,109	$17,843 $15,734 $16,865	$433,774 $742,906 $295,281
Timothy H. Kirtley *Executive Vice President, Chief Credit Officer*	2013 2012 2011	$210,000 $200,000 $68,975	- $20,000 (4) $20,000 (4)	$87,280 (5) $9,645 (6) $40,040 (10)	$82,320 $95,400 $9,668	- - -	$11,450 $14,617 $14,246	$391,050 $339,662 $152,929
Carol A. Schneeberger *Executive Vice President, Chief Administrative Officer*	2013 2012 2011	$215,000 $210,000 $198,333	- - $25,000 (2)	$87,280 (5) $28,747 (6) $13,179 (8)	$82,560 $106,900 $28,758	$788 $97,592 $240,513	$13,766 $10,801 $9,296	$399,394 $454,030 $515,079

(1)   Mr. Sulerzyski was paid a $50,000 employment sign-on bonus on April 4, 2011.

(2)   On December 30, 2011, each of Mr. Sloane, Mr. McGill and Ms. Schneeberger received a $25,000 payment under the Management Transition Bonus Plan which was in effect during the fiscal year ended December 31, 2011.

(3)   Mr. McGill was paid a $50,000 bonus on October 1, 2012 as part of a retention strategy specific to Mr. McGill.

(4)   Mr. Kirtley was paid a $20,000 employment sign-on bonus on September 26, 2011. Mr. Kirtley received a retention bonus of $20,000 on February 15, 2012 in accordance with his initial employment offer.

(5)   The amounts in column (e) for 2013 reflect the grant date fair value, computed in accordance with FASB ASC Topic 718 and based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for awards of restricted shares pursuant to the 2012 incentive program under Peoples' 2006 Plan and are reported for the fiscal year during which the restricted shares were granted. The reported amounts exclude the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 17. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

(6)   The amounts in column (e) for 2012 reflect the grant date fair value, computed in accordance with FASB ASC Topic 718 based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for awards of restricted shares pursuant to the 2011 incentive program under Peoples' 2006 Plan and are reported for the fiscal year during which the restricted shares were granted. The reported amounts exclude the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 17. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(7)   On May 2, 2011, Mr. Sulerzyski was granted 30,000 restricted shares. The restrictions lapsed as to 15,000 common shares on December 30, 2011, lapsed as to 7,500 common shares on May 2, 2013, and will lapse as to 7,500 shares on May 2, 2014 if Mr. Sulerzyski remains employed by Peoples on that date. The amount reported reflects the grant date

fair value, computed in accordance with FASB ASC Topic 718 based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date. The reported amount excludes the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 18. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(8)   The amounts in column (e) for 2011 reflect the grant date fair value, computed in accordance with FASB ASC Topic 718 based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for awards of restricted shares pursuant to the 2010 incentive program under Peoples' 2006 Plan and are reported for the fiscal year during which the restricted shares were granted. The reported amounts exclude the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 18. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(9)   The amount reported represents the total of two separate equity grants to Mr. McGill. With respect to the first grant, $32,007 of the sum in column (e) reflects the grant date fair value, computed in accordance with FASB ASC Topic 718 based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for an award of restricted shares pursuant to the 2012 incentive program under Peoples' 2006 Plan with a three-year time-based vesting period as to the restricted shares awarded. This award is reported for the fiscal year during which the restricted shares were granted. The reported amount excludes the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 17. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2012. With respect to the second grant, Mr. McGill was granted 15,000 restricted shares on October 30, 2012. The restrictions lapsed as to 5,000 common shares on October 30, 2013, and will lapse as to 5,000 common shares on each of October 30, 2014, and October 30, 2015 if Mr. McGill remains employed by Peoples on the applicable dates. The grant date fair value for this award was $317,850.   The reported amount excludes the impact of estimated forfeitures related to service-based vesting conditions as required by applicable SEC rules. See "Note 17. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(10) On September 1, 2011, in accordance with his initial offer of employment, Mr. Kirtley was granted 4,000 restricted shares. The restrictions lapsed as to 2,000 common shares on September 1, 2012, and as to 2,000 common shares on September 1, 2013, as Mr. Kirtley remained employed by Peoples on each date. The amount reported reflects the grant date fair value, computed in accordance with FASB ASC Topic 718 based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date. The reported amount excludes the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 18. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(11) The amounts in column (g) represent cash incentives earned under the incentive program and are reported for the fiscal year with respect to which the cash incentives were earned. The amounts shown for 2013 were paid February 21, 2014. The amounts shown for 2012 were paid February 22, 2013. The amounts shown for 2011 were paid February 24, 2012.

(12) The amounts in column (h) include, for the participating named executive officers, the increase in the actuarial present value of the named executive officer's accumulated benefits under the Retirement Plan determined using assumptions consistent with those used in "Note 12. Employee Benefit Plans" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and include amounts the executive officer may not be entitled to receive because such amounts are not vested. Mr. Sulerzyski and Mr. Kirtley do not participate in the Retirement Plan. No amounts are required to be reported in this column with respect to earnings on compensation deferred under the 2013 Nonqualified Plan by the named executive officers since those earnings do not represent "above-market" earnings for purposes of the applicable SEC rules. For Ms. Schneeberger, the amounts in column (h) also include the amount of interest accrued ($788 in 2013) on the cumulative amount of cash incentives deferred by each executive officer under the terms of the Amended and Restated Incentive Award Plan (the "Pre-2010 Incentive Plan") is also included in column (h) since the interest rate was above-market or preferential. Ms. Schneeberger is the only named executive officer who participates in the Pre-2010 Incentive Plan. For purposes of the fiscal year ended December 31, 2013, the actuarial present value of the accumulated benefits for Mr. Sloane and Ms. Schneeberger represented a net loss in value, resulting in a value of $0 reported in the table above for Mr. Sloane, and a value of $788, representing only the above-market interested accrued on the cumulative amount of cash incentives deferred by Ms. Schneeberger. With respect to Mr. Sloane, a decrease of $741. With respect to Ms. Schneeberger, a decrease of $107,657. The decreases occurred as a result of changes in interest rates and their effect upon the participant's accrued benefit.

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(13) All other compensation for each individual for 2013 includes: (i) Mr. Sulerzyski - Peoples' 401(k) Plan company match in the amount of $10,200, Executive Health Program payments made on his behalf in the amount of $3,495, $1,250 wellness incentive payment, and $6,750 in company matching contributions under the 2013 Nonqualified Plan; (ii) Mr. Sloane - Peoples' 401(k) Plan company match in the amount of $10,200 and $1,250 wellness incentive payment; (iii) Mr. McGill - Peoples' 401(k) Plan company match in the amount of $10,200, $5,085 in country club dues, Executive Health Program payments made on his behalf in the amount of $2,209 and $350 wellness incentive payment; (iv) Mr. Kirtley - Peoples' 401(k) Plan company match in the amount of $10,200 and $1,250 wellness incentive payment; and (v) Ms. Schneeberger - Peoples' 401(k) Plan company match in the amount of $10,200, Executive Health Program payments made on her behalf in the amount of $1,316 and $1,250 wellness incentive payment. See the disclosure under the caption "Nonqualified Deferred Compensation for 2013" beginning on page 50 of this Proxy Statement for more information concerning the calculation of earnings with respect to contributions made by Peoples and the named executive officers, and credited to the named executive officers' accounts under the 2013 Nonqualified Plan.

EQUITY COMPENSATION PLAN INFORMATION

The table below provides information as of December 31, 2013, with respect to compensation plans under which common shares of Peoples are authorized for issuance to directors, officers or employees in exchange for consideration in the form of goods or services. These compensation plans include:

(i) the Peoples Bancorp Inc. 1995 Stock Option Plan (the "1995 Plan");

(ii) the Peoples Bancorp Inc. 1998 Stock Option Plan (the "1998 Plan");

(iii) the Peoples Bancorp Inc. 2002 Stock Option Plan (the "2002 Plan");

(iv) the Peoples Bancorp Inc. Second Amended and Restated 2006 Equity Plan (the "2006 Plan"); and

(v) the Peoples Bancorp Inc. Second Amended and Restated Deferred Compensation Plan for Directors of Peoples Bancorp Inc. and Subsidiaries (the "Directors' Deferred Compensation Plan").

All of these compensation plans were approved by the shareholders of Peoples.

Plan Category	(a) Number of common shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of common shares remaining available for future issuance under equity compensation plans (excluding common shares reflected in column (a))
Equity compensation plans approved by shareholders	318,113 [1]	$ 27.42 [2]	512,476 [3]
Equity compensation plans not approved by shareholders	-	-	-
Total	**318,113**	**$ 27.42**	**512,476**

(1) Includes an aggregate of 92,709 common shares issuable upon the exercise of options granted under the 1995 Plan, the 1998 Plan and the 2002 Plan, and options and stock appreciation rights granted under the 2006 Plan; 157,330 restricted common shares granted under the 2006 Plan which are subject to time-based or performance-based vesting restrictions; and 68,074 common shares allocated to participants' bookkeeping accounts under the Directors' Deferred Compensation Plan.

(2) Represents weighted-average exercise price of outstanding options granted under the 1995 Plan, the 1998 Plan and the 2002 Plan, and options and stock appreciation rights granted under the 2006 Plan. The weighted-average exercise price does not take into account the common underlying participants' time-based or performance-based restricted stock awards, or bookkeeping accounts under the Directors' Deferred Compensation Plan.

(3) Includes 512,476 common shares remaining available for future grants under the 2006 Plan at December 31, 2013. No common shares were available for future grants under the 1995 Plan, the 1998 Plan and the 2002

Plan at December 31, 2013. No amount is included for potential future allocations to participants' bookkeeping accounts under the Directors' Deferred Compensation Plan since the terms of the Directors' Deferred Compensation Plan do not provide for a specified limit on the number of common shares which may be allocated to participants' bookkeeping accounts.

Additional information regarding Peoples' stock-based compensation plans can be found in "Note 17. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Since 1991, Peoples has maintained the Deferred Compensation Plan, which provides a non-employee director of Peoples the ability to defer all or part of the compensation, and related federal income tax, received for services provided as a director of Peoples or one of its subsidiaries. Since 1998, directors participating in the Deferred Compensation Plan have been permitted to allocate their deferrals between a cash account and a stock account. The cash account earns interest equal to Peoples Bank's three-year certificate of deposit interest rate. The stock account receives allocations to a bookkeeping account of Peoples' common shares on the first business day of each calendar quarter based upon amounts deferred during the previous calendar quarter and fair market value of Peoples' common shares and is credited with subsequent cash dividends on the common shares previously allocated to the account (which will be similarly credited to the bookkeeping account as Peoples' common shares). The only right a participant in the Deferred Compensation Plan for Directors has with respect to his or her cash account and/or stock account is to receive distributions upon termination of service as a director. Distribution of the deferred amounts is made in a lump sum or annual installments. The stock account is distributed in common shares of Peoples or in cash as elected by each participant and the cash account is distributed only in cash.

In addition, Peoples maintains the Peoples Bancorp Inc. Retirement Savings Plan, which is intended to meet the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended.

GRANTS OF PLAN-BASED AWARDS FOR 2013

(a) Name	(b) Grant Date	(c) Approval Date	(d) Threshold ($)	(e) Target ($)	(f) Maximum ($)	(g) Threshold ($)	(h) Target ($)	(i) Maximum ($)	(j) All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	(k) All Other Option Awards: Number of Securities Underlying Options (#)	(l) Exercise or Base Price of Option Awards ($/ Share)	(m) Grant Date Fair Value of Stock and Option Awards ($)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)						
Charles W. Sulerzyski	-	-	$56,250	$225,000	$337,500	$45,000	$180,000	$270,000	-	-	-	-
	1/29/13	1/24/13	-	-	-	-	-	-	11,106	-	-	$242,333
Edward G. Sloane	-	-	$19,272	$76,650	$114,975	$13,797	$54,750	-	-	-	-	-
	1/29/13	1/24/13	-	-	-	-	-	-	3,500	-	-	$76,370
Daniel K. McGill	-	-	$20,592	$81,900	$122,850	$14,742	$58,500	$87,750	-	-	-	-
	1/29/13	1/24/13	-	-	-	-	-	-	3,500	-	-	$76,370
Timothy H. Kirtley	-	-	$18,480	$73,500	$110,250	$13,230	$52,500	$78,750	-	-	-	-
	1/29/13	1/24/13	-	-	-	-	-	-	4,000	-	-	$87,280
Carol A. Schneeberger	-	-	$18,920	$75,250	$112,875	$13,545	$53,750	$80,625	-	-	-	-
	1/29/13	1/24/13	-	-	-	-	-	-	4,000	-	-	$87,280

(1)   Annual cash incentive potential available for payment through the incentive program if the indicated level of performance was achieved for the 2013 fiscal year. Refer to the discussion under the caption **"2013 Executive Compensation Components - *Cash and Equity-Based Incentive Program*"** beginning on page 34 of **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS"** for additional information regarding the incentive program. The annual cash incentive earned for the 2013 fiscal year is reported in column (g) of the **"SUMMARY COMPENSATION TABLE FOR 2013"**.

(2)   Economic value of equity-based grants available for award through the 2006 Plan if the indicated level of performance was achieved for the 2013 fiscal year. Equity-based incentive awards are denominated in dollars, rather than number of common shares. As a result, the threshold, target and maximum amounts are shown in "dollars" rather than the "number of common shares." At the time of payout, the economic value of the actual award earned is to be translated into awards

of restricted shares to be settled in common shares under Peoples' 2006 Plan. The awards are made after results in respect of the fiscal year's performance goals have been measured, and awards were granted on February 4, 2014. Refer to the discussion under the caption **"2013 Executive Compensation Components - *Cash and Equity-Based Incentive Program*"** beginning on page 34 of **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS"** for additional information regarding grants of equity-based awards.

(3)   The number of common shares shown in column (j) reflects the aggregate number of restricted shares granted through the incentive program under Peoples' 2006 Plan on January 29, 2013, based upon corporate and individual performance for the 2012 fiscal year. The economic value of the equity-based incentive awards earned was awarded in the form of performance-based restricted shares, using the closing price of Peoples' common shares on the grant date. One-third of these restricted shares vested on January 29, 2014. One-third will vest on January 29, 2015 if the named executive officer remains employed by Peoples on that date, and one-third will vest on January 29, 2016 if the named executive officer remains employed by Peoples on that date. The vesting on each anniversary of the grant date is also subject to the requirements that Peoples maintain a well-capitalized status under applicable regulatory standards and reports net income for the fiscal year ended immediately prior to the applicable anniversary of the grant date. The named executive officer has the right to vote the common shares underlying the restricted shares and is entitled to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, if any dividends are paid in common shares of Peoples, those common shares will be subject to the same restrictions on transfer as the restricted shares with respect to which they were issued. Refer to the discussion under the caption **"2013 Executive Compensation Components - *Cash and Equity-Based Incentive Program*"** beginning on page 34 of **"EXECUTIVE COMPENSATION: DISCUSSION AND ANALYSIS"** for additional information regarding grants of equity-based awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2013

The following table provides information relating to the option/SAR awards and restricted share awards held by the named executive officers at the end of the 2013 fiscal year. Each grant is shown separately for each named executive officer. The market value of the stock awards is based on the closing price of Peoples' common shares as reported on The NASDAQ Global Select Market® on December 31, 2013, which was $22.51.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs	Number of Securities Underlying Unexercised Options/ SARs	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options/ SARs	Option/ SAR Exercise Price	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
		(#)	(#)	(#)	($)		(#)	($)	(#)	($)
		Exercisable	Unexercisable							
Charles W. Sulerzyski	5/2/2011	-	-	-	-	-	7,500 (3)	$168,825	-	-
	1/31/2012	-	-	-	-	-	1,254 (4)	$28,228	-	-
	1/31/2012	-	-	-	-	-	2,509 (5)	$56,478	-	-
	1/29/2013	-	-	-	-	-	11,106 (6)	$242,333	-	-
	1/28/2014	-	-	-	-	-	2,000 (7)	$45,480	-	-
	2/4/2014	-	-	-	-	-	-	-	8,904 (11)	$193,030
Edward G. Sloane	2/7/2012	-	-	-	-	-	548 (8)	$12,225	-	-
	2/7/2012	-	-	-	-	-	1,097 (9)	$24,693	-	-
	1/29/2013	-	-	-	-	-	3,500 (6)	$76,370	-	-
	2/4/2014	-	-	-	-	-	-	-	2,860 (11)	$62,005
Daniel K. McGill	2/7/2012	-	-	-	-	-	628 (8)	$12,830	-	-
	2/7/2012	-	-	-	-	-	1,257 (9)	$25,681	-	-
	10/30/2012	-	-	-	-	-	10,000 (10)	$204,300	-	-
	1/29/2013	-	-	-	-	-	3,500 (6)	$76,370	-	-
	2/4/2014	-	-	-	-	-	-	-	2,860 (11)	$62,005
Timothy H. Kirtley	2/7/2012	-	-	-	-	-	189 (8)	$3,861	-	-
	2/7/2012	-	-	-	-	-	379 (9)	$7,743	-	-
	1/29/2013	-	-	-	-	-	4,000 (6)	$87,280	-	-
	2/4/2014	-	-	-	-	-	-	-	2,860 (11)	$62,005
Carol A. Schneeberger	2/10/2005	792 (1)	-	-	$27.38	2/10/2015	-	-	-	-
	2/9/2006	1,903 (1)	-	-	$28.25	2/9/2016	-	-	-	-
	2/13/2007	938 (2)	-	-	$29.25	2/13/2017	-	-	-	-
	2/20/2008	1,165 (2)	-	-	$23.77	2/20/2018	-	-	-	-
	2/7/2012	-	-	-	-	-	564 (8)	$11,523	-	-
	2/7/2012	-	-	-	-	-	1,129 (9)	$23,065	-	-
	1/29/2013	-	-	-	-	-	4,000 (6)	$87,280	-	-
	2/4/2014	-	-	-	-	-	-	-	2,860 (11)	$62,005

(1)   Represents common shares underlying stock options granted to Ms. Schneeberger.

(2)   SARs covering 938 common shares to be settled in common shares were approved by the Compensation Committee on February 8, 2007, granted on February 13, 2007, and vested February 13, 2010. SARs covering 1,165 common shares to be settled in

common shares were approved by the Compensation Committee on February 14, 2008, granted on February 20, 2008, and vested on February 20, 2011.

(3)   Restricted shares were approved by the Compensation Committee on March 8, 2011, and granted on May 2, 2011, with the vesting of those restricted shares occurring and to occur as follows: (i) 7,500 of the restricted shares vested on May 2, 2013 and (ii) 7,500 of the restricted shares will vest on May 2, 2014 if Mr. Sulerzyski remains employed by Peoples on that date.

(4)   The grant of an aggregate of 15,000 restricted shares was approved by the Compensation Committee on December 13, 2011, and the grant was made on January 31, 2012, with respect to individual performance for the 2011 fiscal year.   The restricted shares had a time-based vesting requirement and vested on January 31, 2014.

(5)   Restricted shares were approved by the Compensation Committee on December 13, 2011, and granted on January 31, 2012, with respect to individual performance for the 2011 fiscal year. The restricted shares had a performance-based vesting requirement and were to vest if the cumulative earnings per common share for the 2011, 2012 and 2013 fiscal years was greater than or equal to $2.83. These shares vested on January 31, 2014, following the certification of achievement of the performance goal by the Compensation Committee.

(6)   Restricted shares were approved by the Compensation Committee on January 24, 2013, and granted on January 29, 2013, with respect to individual performance for the 2012 fiscal year. One-third of the restricted shares has a time-based vesting requirement and vested on January 29, 2014, as the named executive officer remained employed by Peoples on that date. One-third of the restricted shares will vest on January 29, 2015 if the named executive officer remains employed by Peoples on that date, and one-third will vest on January 29, 2016 if the named executive officer remains employed by Peoples on that date. The vesting on each of January 29, 2015 and January 29, 2016 is also subject to the requirements that Peoples maintain a well-capitalized status under applicable regulatory standards and reports net income for the fiscal year ended immediately prior to the applicable anniversary of the grant date.

(7)   Restricted shares were approved by the Compensation Committee on January 23, 2014, granted on January 28, 2014, and will vest on July 28, 2014, provided Mr. Sulerzyski remains employed by Peoples on that date.

(8)   Restricted shares were approved by the Compensation Committee on February 7, 2012, and granted on February 7, 2012, with respect to individual performance for the 2011 fiscal year. The restricted shares had a time-based vesting requirement and vested on February 7, 2014.

(9)   Restricted shares were approved by the Compensation Committee on February 7, 2012, and granted on February 7, 2012, with respect to individual performance for the 2011 fiscal year. The restricted shares had a performance-based vesting requirement and were to vest if the cumulative earnings per common share for the 2011, 2012 and 2013 fiscal years was greater than or equal to $2.83. These restricted shares vested in 2014, following certification of achievement of the performance goal by the Compensation Committee.

(10)   Restricted shares were approved by the Compensation Committee on September 13, 2012, and granted on October 30, 2012. One-third of these restricted shares vested upon the first anniversary of the grant date, and the remaining two-thirds will vest in equal installments on each of the second and third anniversaries of the grant date, provided Mr. McGill remains employed by Peoples on each applicable anniversary date.

(11)   Restricted shares were approved by the Compensation Committee on January 30, 2014, and granted on February 4, 2014, with respect to individual performance for the 2013 fiscal year. They were considered "unearned" as they would not have been granted until after the end of the 2013 fiscal year. One-third of the restricted shares has a time-based vesting requirement and will vest on February 4, 2015, if the named executive officer remains employed by Peoples on that date. One-third of the restricted shares will vest on February 4, 2016 if the named executive officer remains employed by Peoples on that date, and one-third will vest on February 4, 2017 if the named executive officer remains employed by Peoples on that date. The vesting on each anniversary of the grant date is also subject to the requirements that Peoples maintain a well-capitalized status under applicable regulatory standards and reports net income for the fiscal year ended immediately prior to the applicable anniversary of the grant date. The market value of the unearned stock awards is based on the closing price of Peoples' common shares as reported on The NASDAQ Global Select Market® on February 4, 2014, which was $21.68.

OPTION EXERCISES AND STOCK VESTED FOR 2013

The following table provides information for the named executive officers relating to restricted shares that vested during the 2013 fiscal year, including the number of common shares acquired upon vesting and the value realized. The values shown below are before payment of any applicable withholding tax. None of the named executive officers exercised stock options or SARs during the 2013 fiscal year.

(a)	(b)	(c)	(d)	(e)
	Option Awards		**Stock Awards**	
Name	**Number of Common Shares Acquired on Exercise** (#)	**Valued Realized on Exercise** ($)	**Number of Shares Acquired on Vesting** (#)	**Value Realized on Vesting** ($)
Charles W. Sulerzyski	-	-	7,500	$150,675
Edward G. Sloane	-	-	351	$7,640
Daniel K. McGill	-	-	5,403	$123,772
Timothy H. Kirtley	-	-	2,000	$41,920
Carol A. Schneeberger	-	-	1,003	$21,832

PENSION BENEFITS FOR 2013

The table below shows the actuarial present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each named executive officer, participating under the Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in Peoples' Consolidated Financial Statements, as disclosed in "Note 12. Employee Benefit Plans" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Information regarding the Retirement Plan can be found in the discussion under the caption **"Retirement and Other Benefits"** beginning on page 37 of **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS."**

(a) Name	(b) Plan Name	(c) Number of Years of Credited Service (#)	(d) Present Value of Accumulated Benefit ($)	(e) Payments During Last Fiscal Year ($)
Charles W. Sulerzyski (1)	Retirement Plan	-	-	-
Edward G. Sloane	Retirement Plan	3	$10,580	-
Daniel K. McGill	Retirement Plan	1	$4,161	-
Timothy H. Kirtley (1)	Retirement Plan	-	-	-
Carol A. Schneeberger	Retirement Plan	34	$712,514	-

(1) Messrs. Sulerzyski and Kirtley were employed by Peoples after the Retirement Plan was closed to new entrants and, therefore, are not and will not be participants in the Retirement Plan.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2013

The following table provides information regarding two separate nonqualified deferred compensation plans maintained by Peoples. The first plan as to which information is provided in the following table reflects cash incentives earned by Ms. Schneeberger under the Pre-2010 Incentive Plan but which were deferred in accordance with the terms of the Pre-2010 Incentive Plan. No other named executive officer participated in the Pre-2010 Incentive Plan. Ms. Schneeberger was required to defer 25% of any annual cash incentives earned under the terms of the Pre-2010 Incentive Plan. If Ms. Schneeberger's employment had been terminated for any reason other than death, disability or retirement prior to the end of the applicable three-year deferral period, the deferred portion of the annual cash incentive would have been forfeited. Once the mandatory deferral period lapsed, Ms.

Schneeberger was permitted to either take a cash distribution or further defer receipt of the cash incentive, until she retires or her employment is terminated. Interest on the deferred compensation is accrued at a rate equal to 50% of Peoples' Return on Average Equity achieved during each calendar year throughout the deferral period. In addition to the mandatory 25% deferral, Ms. Schneeberger also had the option to (i) defer any remaining annual cash incentive compensation to be paid to her and (ii) further defer the mandatory amount after the original three-year period had lapsed until she retires or until her employment with Peoples is terminated. If Ms. Schneeberger qualifies as a "specified employee" for purpose of Section 409A of the Internal Revenue Code on the date of her separation from service, the distribution of the account will be delayed until the first business day of the seventh month following the date of separation of service. The amount Ms. Schneeberger elected to voluntarily defer was chosen by her prior to the beginning of the calendar year in which the cash incentive compensation was earned. Interest on the voluntarily deferred compensation is accrued at a rate equal to 50% of Peoples' Return on Average Equity achieved during each calendar year throughout the deferral period. Since 2010, the sole activity under the Pre-2010 Incentive Plan has been further deferrals of previously deferred mandatory amounts or payouts as described in this paragraph. Since 2011, no activity has occurred with respect to the Pre-2010 Incentive Plan, excepting earnings activity for pre-existing participants. Ms. Schneeberger remains the only named executive officer participating in the Pre-2010 Incentive Plan.

The second plan as to which information is provided in the following table is the 2013 Nonqualified Plan. Participation in the 2013 Nonqualified Plan is limited to a select group of management and highly-compensated employees designated annually by the Compensation Committee. The 2013 Nonqualified Plan is an unfunded arrangement and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements set forth in Title I of ERISA. Participants may elect to defer base salary, annual bonus and other compensation such as commissions, but not equity-based awards. After the applicable deadline, a deferral election is irrevocable for that Plan year unless otherwise permitted under the 2013 Nonqualified Plan. Generally, a participant must submit a deferral election by December 31 of the year before services are to be performed. The deferred compensation, if any, is credited to a bookkeeping account maintained on behalf of the participant. The participant is fully vested in the bookkeeping account which will be credited with earnings and losses based on the performance of the investment selections made by the participant for the account. The Compensation Committee determines the deemed investments which participants may direct that their bookkeeping accounts be credited with.

Peoples may make discretionary contributions to participants' bookkeeping accounts in such amount that would have been made pursuant to Peoples' 401(k) Plan as matching contributions if all amounts selected to be deferred under the 2013 Nonqualified Plan had been deferred under Peoples' 401(k) Plan. Any such contributions will be credited to the participants' bookkeeping accounts during the first calendar quarter following the last day of the Plan year with respect to which the related compensation was deferred by participants and will vest in accordance with the vesting schedule under Peoples' 401(k) Plan, provided that the amounts will become fully vested in the event of a participant's retirement or death, and will be forfeited if a participant is terminated for cause.

The amount reflected in a participant's bookkeeping account will be distributed on the January 1 immediately following the participant's termination of employment in a single lump-sum payment; provided, however, that, at the time a participant makes an initial deferral election under the 2013 Nonqualified Plan, the participant may elect to receive distribution of the participant's account in up to ten substantially equal annual installments beginning on the January 1 immediately following the participant's termination and on each January 1 thereafter. If a participant dies before distribution of the amount reflected in the participant's bookkeeping account or complete distribution of the participant's account, then the participant's account will be distributed to the participant's beneficiary within 90 days after the participant's death.

2013 eligibility criteria required participants to have both a 2012 gross base compensation of $200,000 or greater, and an officer title of Vice President or greater at Peoples or any of its affiliates. Each of the named executive officers met these criteria. Mr. Sulerzyski, Mr. McGill Mr. Kirtley and Ms. Schneeberger elected to participate in the 2013 Nonqualified Plan during 2013.

(a) Name	(b) Name of Plan	(c) Executive Contributions in Last Fiscal Year ($)(3)	(d) Registrant Contributions in Last Fiscal Year ($) (4)	(e) Aggregate Earnings in Last Fiscal Year ($)	(f) Aggregate Withdrawals/ Distributions ($)	(g) Aggregate Balance at Last Fiscal Year-End ($)
Charles W. Sulerzyski (1)	Pre-2010 Incentive Plan	-	-	-	-	-
Charles W. Sulerzyski	2013 Nonqualified Plan	$12,851	$6,750	$337 (5)	-	$19,938 (7)
Edward G. Sloane (1)	Pre-2010 Incentive Plan	-	-	-	-	-
Edward G. Sloane (2)	2013 Nonqualified Plan	-	-	-	-	-
Daniel K. McGill (1)	Pre-2010 Incentive Plan	-	-	-	-	-
Daniel K. McGill	2013 Nonqualified Plan	$4,388	-	$104 (5)	-	$4492 (7)
Timothy H. Kirtley (1)	Pre-2010 Incentive Plan	-	-	-	-	-
Timothy H. Kirtley	2013 Nonqualified Plan	$788	-	$20 (5)	-	$808 (7)
Carol A. Schneeberger	Pre-2010 Incentive Plan	-	-	$788 (6)	-	$20,682 (8)
Carol A. Schneeberger	2013 Nonqualified Plan	$310	-	-	-	$310 (7)

(1)   Messrs. Sulerzyski, Sloane, McGill, and Kirtley do not participate in the Pre-2010 Incentive Plan.

(2)   Mr. Sloane elected not to make any contributions to the 2013 Nonqualified Plan during 2013.

(3)   The amount reported in column (c) represents the aggregate income deferred and therefore contributed by each participant to the 2013 Nonqualified Plan for compensation earned during 2013.

(4)   The amount reported in column (d) represents the matching contribution made by Peoples to the participant's account, pursuant to the 2013 Nonqualified Plan. These matching contributions were made on March 6, 2014 with respect to the participant's 2013 contributions. These amounts are included in "All Other Compensation" for 2013 in the **"SUMMARY COMPENSATION TABLE FOR 2013"** beginning on page 43 of this Proxy Statement.

(5)   The amounts reported in column (e) with respect to Mr. Sulerzyski, Mr. McGill, and Mr. Kirtley represent the aggregate annual earnings on executive contributions during 2013. The amounts in this column are not reported in the **"SUMMARY COMPENSATION TABLE FOR 2013"**, as they are not above market or preferential.

(6)   The amount in column (e) for Ms. Schneeberger represents the aggregate earnings on the accumulated mandatory and voluntary deferrals of cash incentives. The interest rate for 2013 was 3.96 %. This amount is included in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column total for 2013 for Ms. Schneeberger reported in the **"SUMMARY COMPENSATION TABLE FOR 2013"** on page 43. This amount is also included as part of the aggregate earnings reported in the "Total" column for Ms. Schneeberger.

(7)   The amounts in column (g) represent the accumulated total of executive contributions, company matching contributions, and aggregate earnings with respect to the 2013 fiscal year for each of Messrs. Sulerzyski, McGill and Kirtley, and Ms. Schneeberger.

(8)   This amount represents the accumulated voluntary deferrals of cash incentives and earnings thereon with respect to Ms. Schneeberger.

OTHER POTENTIAL POST EMPLOYMENT PAYMENTS

The amount of compensation payable to each named executive officer upon voluntary termination, early retirement, normal retirement, involuntary not-for-cause termination, for cause termination, termination following a change in control of Peoples, and termination in the event of disability or death of the named executive officer is described below.

In the event of the retirement, disability or death of a named executive officer, or a change in control of Peoples, vesting is accelerated with regard to the mandatory deferrals of cash incentives earned under the Pre-2010 Incentive Plan and unvested outstanding equity-based awards. A named executive officer participating in the 2013 Nonqualified Plan is fully vested at all times in the portion of the participant's bookkeeping account attributable to compensation deferred by the participant, Peoples' discretionary matching contributions, and any deemed earnings on such amounts.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, including termination for cause with the exception noted below, he or she is entitled to receive amounts earned during his or her term of employment. These amounts are not included in the table below. Such amounts would include:

- all vested equity-based awards earned through the long-term equity-based incentive compensation programs;

- all cash incentives voluntarily deferred under the Pre-2010 Incentive Plan. (this amount for Ms. Schneeberger ($20,682) is included in the table in the section captioned **"NONQUALIFIED DEFERRED COMPENSATION FOR 2013"** beginning on page 50 within the "Aggregate Balance at Last Fiscal Year-End" column);

- the balance of the named executive officer's account in Peoples' 401(k) Plan;

- the balance credited to the named executive officer's bookkeeping account in the 2013 Nonqualified Plan;

- pay for a pro rata portion of unused paid time off, commensurate with the length of service in the current calendar year, if the named executive officer has been employed by Peoples for three or more years (except in the case of termination for cause); and

- amounts accrued and vested under the named executive officer's account in the Retirement Plan. These amounts are included in the table under the heading **"PENSION BENEFITS FOR 2013"** on page 50 and shown in the "Present Value of Accumulated Benefit" column. Ms. Schneeberger has met the five or more years of service requirement and would be paid the amount shown for her upon any termination of employment.

Payments Made Upon Retirement

In the event of the retirement of a named executive officer, in addition to the items identified above, he or she would receive the following benefits:

- all previously unvested equity-based awards would vest with respect to grants made prior to April 25, 2013; unvested grants made after April 25, 2013 would vest in accordance with the time and performance-based vesting requirements specific to the grant, and are not accelerated based upon retirement or death. During 2013, no equity-based awards were made to the named executive officers after the April 25, 2013.

Retirement may occur at the age of 65 or at the age of 50 if the executive officer has at least ten years of service with Peoples.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the headings "**Payments Made Upon Termination**" and "**Payments Made Upon Retirement**" above, the named executive officer will also receive benefits under Peoples' disability plan or payments under the Peoples Bancorp Group Term Life Insurance Plan, as appropriate.

Payments Made Upon a Change in Control

In the event of a change in control where the surviving entity is not Peoples and the surviving entity (the "acquiror") does not assume or substitute equivalent awards for outstanding grants of options, SARs, restricted stock, restricted performance stock, or performance units, all such outstanding options and SARs will become immediately and fully exercisable and, in the case of restricted stock (other than restricted performance stock), all outstanding awards will become immediately and fully vested. In the case of restricted performance stock and performance units, all outstanding awards will be deemed to have been fully earned based on the target level of performance being attained as of the effective date of the change in control. Additionally, the Board or its designee may, in its sole discretion, provide for a cash payment to be made to each participant for the outstanding restricted stock, restricted performance stock, or performance units upon the consummation of the change in control, determined on the basis of the fair market value that would be received in such change in control by the holders of Peoples' common shares relating to such awards.

In the event of a change in control where Peoples is the surviving entity, or the acquiror assumes the outstanding options, SARs, restricted stock, restricted performance stock or performance units, or substitutes equivalent equity awards relating to the securities of such acquiror or its affiliates, then all such awards or substitutes will remain outstanding and be governed by their respective terms and the provisions of the 2006 Plan. In such a change in control scenario:

- If a named executive officer is terminated without cause or terminates his or her employment with Peoples and its subsidiaries for good reason within 24 months following the change in control, and Peoples is the surviving corporation or the acquiror has assumed the outstanding awards, then all of the named executive officer's outstanding options and SARs will become immediately and fully exercisable and, in the case of restricted stock (other than restricted performance stock), all outstanding awards will become immediately and fully vested. In the case of restricted performance stock and performance units, all of the named executive officer's outstanding awards will be deemed to have been fully earned based on the target level of performance being attained. In the case of outstanding options or SARs, the named executive officer may exercise these options or SARs at any time within one year after such termination, except that an option or SAR will not be exercisable on any date beyond the expiration date of such option or SAR. If the named executive officer dies after such termination, the exercisability of all outstanding options or SARs will be treated in the same manner as that provided for a termination due to retirement; and

- If a named executive officer's employment is terminated for cause within 24 months following such change in control and Peoples is the surviving corporation or the acquiror has assumed the outstanding awards, then any options or SARs of such individual will expire, any non-vested restricted stock, restricted performance stock, or performance units will be forfeited, and all rights under such awards will terminate immediately.

Peoples has entered into change in control agreements with the named executive officers. Under these agreements, a change in control occurs when one or more of the following events take place:

- a "person" or "group" (as defined in Section 409A of the Internal Revenue Code) acquires ownership of shares of Peoples that, together with shares held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the shares of Peoples;

- any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of shares of Peoples possessing 35% or more of the total voting power of the shares of Peoples;

- a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date that such appointments or elections are made; or

- any person or group acquires (or has acquired) during the 12-month period ending on the date of the most recent acquisition by such person or group, assets from Peoples that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of Peoples immediately prior to such acquisition or acquisitions.

Generally, the agreements provide for severance compensation to the named executive officers if their employment is terminated by Peoples or its successor for any reason other than cause (defined as gross negligence or gross neglect of duties; commission of a felony or a gross misdemeanor involving moral turpitude in connection with their employment with Peoples; fraud, disloyalty, dishonesty or willful violation of any law or significant policy of Peoples committed in connection with their employment with Peoples; or issuance of an order by the banking regulators of Peoples for removal of the named executive officer) within six months prior to or 24 months after a defined change in control occurs. In addition, compensation will be paid if the named executive officer voluntarily terminates employment during the same periods because of: (i) the assignment to the named executive officer of any material duties or responsibilities inconsistent with the named executive officer's position(s), or a change in the named executive officer's reporting responsibilities, title(s), or office(s), or any removal of the named executive officer from or any failure to re-elect the named executive officer to any such position(s), except in connection with the named executive officer's termination of employment for cause, disability, retirement, or as a result of the named executive officer's death; (ii) a reduction in the named executive officer's base salary; (iii) the taking of any action by Peoples or its successor which would adversely affect the named executive officer's participation in or materially reduce the named executive officer's benefits under any benefit plans; (iv) any failure of Peoples to obtain the assumption of the agreement by any successor; or (v) geographic relocation of the named executive officer to an office location more than 50 miles from the named executive officer's current location without the named executive officer's consent or without reimbursement of reasonable moving expenses incurred by the named executive officer relating to a change of the named executive officer's principal residence in connection with relocation.

The named executive officer's base annual compensation for purposes of his or her respective agreement is calculated as the average annualized compensation paid by Peoples which was includable in gross income, prior to any reductions for deferred arrangements, during the most recent five taxable years ending before the date of the change in control, subject to certain adjustments in the event that Section 280G of the Internal Revenue Code is triggered. For named executive officers that have worked for Peoples for less than five years, the average annualized compensation paid by Peoples is calculated for the number of years employed by Peoples.

Under the agreements, severance provisions include: (i) a lump sum cash payment of two times base annual compensation for Mr. Sloane, Mr. McGill, Mr. Kirtley and Ms. Schneeberger, and two and one-half times base annual compensation for Mr. Sulerzyski, in each case payable within 30 days following the named executive officer's termination date with such payment delayed until the first business day of the seventh month following the named executive officer's termination date if the named executive officer is a "specified employee" for purposes of Section 409A of the Internal Revenue Code; (ii) continuing participation in life, medical, and dental insurance for 12 months (15 months in the case of Mr. Sulerzyski) substantially in the form and expense to the named executive officer as that received on the date of termination; (iii) the named executive officer agreeing not to disclose to others any confidential information; and (iv) the named executive officer entering into a non-compete agreement for 12 months (15 months for Mr. Sulerzyski) immediately following the date of termination. The non-compete provision prohibits the named executive officer from directly or indirectly engaging in any business in which Peoples directly or indirectly engages within Peoples' geographic market during the term of the named executive officer's agreement.

The following table summarizes payments which would have been made to the named executive officers if a termination event had occurred on December 31, 2013. Actual amounts to be paid out can only be determined at the time of a named executive officer's actual separation from service with Peoples.

Compensation & Benefits Payable Upon Termination	Voluntary Termination (1)	Normal Retirement or Disability	Involuntary Not for Cause Termination	For Cause Termination	CIC Involuntary or Good Reason Termination	Death
Charles W. Sulerzyski						
2.5 times Base Annual Compensation	-	-	-	-	$1,552,069	-
Welfare (2)	-	-	-	-	$15,585	-
Value of Unvested Restricted Stock	-	$447,049	-	-	$447,049	$447,049
Total	**$0**	**$447,049**	**$0**	**$0**	**$2,014,703**	**$447,049**
Edward G. Sloane						
2.0 times Base Annual Compensation	-	-	-	-	$408,459	-
Welfare (2)	-	-	-	-	$6,649	-
Value of Unvested Restricted Stock	-	$91,143	-	-	$91,143	$91,143
Total	**$0**	**$91,143**	**$0**	**$0**	**$506,250**	**$91,143**
Daniel K. McGill						
2.0 times Base Annual Compensation	-	-	-	-	$466,734	-
Welfare (2)	-	-	-	-	$11,676	-
Value of Unvested Restricted Stock	-	$318,044	-	-	$318,044	$318,044
Total	**$0**	**$318,044**	**$0**	**$0**	**$796,453**	**$318,044**
Timothy H. Kirtley						
2.0 times Base Annual Compensation	-	-	-	-	$449,928	-
Welfare (2)	-	-	-	-	$18,777	-
Value of Unvested Restricted Stock	-	$94,272	-	-	$94,272	$94,272
Total	**$0**	**$94,272**	**$0**	**$0**	**$562,977**	**$94,272**
Carol A. Schneeberger						
2.0 times Base Annual Compensation	-	-	-	-	$407,167	-
Welfare (2)	-	-	-	-	$6,932	-
Value of Unvested Restricted Stock	$102,713	$102,713	-	-	$102,713	$102,713
Total	**$102,713**	**$102,713**	**$0**	**$0**	**$516,813**	**$102,713**

(1) If Ms. Schneeberger elected to retire as of December 31, 2013, as she had reached retirement eligibility (50 years of age or older and had at least ten years of service with Peoples as of December 31, 2013), her unvested restricted stock would vest in full upon retirement.

(2) Under the terms of the change in control agreements, the named executive officers continue to participate in life, medical, and dental insurance during the term of their respective non-compete agreements, 15 months for Mr. Sulerzyski and 12 months for the other named executive officers.

DIRECTOR COMPENSATION

Peoples uses a combination of cash and equity-based compensation to attract and retain qualified directors to serve on the Board. Director compensation elements are designed to:

• Ensure alignment with long-term shareholder interests;

• Ensure Peoples can attract and retain outstanding director candidates;

• Recognize the substantial time commitments necessary to oversee the affairs of Peoples; and

• Support the independence of thought and action expected of directors.

Compensation Paid to Board Members

2013 Fiscal Year

The Compensation Committee believes the combination of cash and equity-based compensation (in the form of common shares) in its director compensation model promotes independent decision-making on the part of directors as the common shares have immediate value, unlike stock options or similar forms of equity-based awards. In 2013, the directors, other than Mr. Sulerzyski, received a quarterly fee of $3,800 for their services, paid in the form of the number of common shares with an equivalent fair market value at the time of payment. In addition, directors, other than Mr. Sulerzyski, received compensation of $1,250 for each Board meeting attended, paid $750 in cash, and $500 in the form of the number of common shares with equivalent fair market value at the time of payment, with the common share payment generally being made quarterly. The Compensation Committee believes these fees were appropriate to maintain the caliber of directors necessary to promote long-term shareholder value based upon periodic review of director compensation data from the Peer Group described in the "**COMPENSATION DISCUSSION AND ANALYSIS**".

Directors were also compensated for each committee meeting they attended: (i) the fee paid to members of the Executive Committee and to members of the Governance and Nominating Committee was $300 for each committee meeting attended; and (ii) the fee paid to members of the Compensation Committee, members of the Audit Committee, and members of the Risk Committee was $600 for each committee meeting attended. In addition to the per meeting fees, the Chair of the Compensation Committee, the Chair of the Audit Committee, and the Chair of the Risk Committee each received an annual cash fee of $10,000. The Chairman of the Board received an annual cash fee of $20,000. The Compensation Committee believes that these fees are appropriate and commensurate with the overall level of responsibility and accountability of each Chair, as well as the Chairman of the Board. Likewise, the Compensation Committee believes the fees are necessary to attract and retain Committee Chairs with the talents and skills the Compensation Committee believes necessary to promote shareholder value.

All directors of Peoples are also directors of Peoples Bank. Directors receive compensation for their service as Peoples Bank directors in addition to compensation received for their service as directors of Peoples. Each director of Peoples received the following cash compensation for his or her service as a director of Peoples Bank: (i) a $500 fee paid for each regular meeting attended; (ii) a $300 fee paid to members of the Information Technology Committee and to members of the Asset Liability Management and Investment Committee for each committee meeting attended; (iii) a $600 fee paid to members of the Loan Committee for each committee meeting attended; and (iv) a $300 quarterly retainer paid to members of the Trust Investment Committee.

Mr. Sulerzyski received no compensation as a director of Peoples or Peoples Bank during 2013.

Directors who travel a distance of 50 miles or more to attend a Board or Board committee meeting of Peoples or Peoples Bank receive a $150 travel fee. A single travel fee of $150 is paid for multiple meetings occurring on the same day. Directors who stay overnight to attend a meeting are reimbursed for the actual cost of their overnight accommodations. Peoples believes these fees and reimbursements are reasonable and partially offset travel expenses incurred by those directors living outside the Marietta, Ohio area, where Board and Board committee meetings are typically held.

Additionally, the Compensation Committee recommended in 2013, and the Board voted to reinstitute the annual grant of restricted common shares to non-employee directors. In 2009, the Board had discontinued the historic annual grant of restricted common shares due to Peoples' financial performance and the decline in Peoples' stock price. The Board believes the continuous and sustained return by Peoples to more historic levels of performance warranted the reinstatement of the previous practice of annual grants of restricted common shares to the directors. Additionally, the Board recognizes the need for director compensation sufficient to attract and retain capable and engaged directors for Peoples. Each future grant of equity-based awards to directors will require approval of the full Board.

Each of the Peoples' directors, other than Mr. Sulerzyski, received a grant of 500 restricted common shares on February 28, 2013. The restricted common shares had a time-based vesting requirement and vested six months after the grant date, as each of the individuals continued to serve as a director of Peoples. The restricted common shares granted on February 28, 2013 are reported in the **"DIRECTOR COMPENSATION FOR 2013"** table found on page 59.

2014 Fiscal Year

The Board has not made any changes to director compensation arrangements for the 2014 fiscal year. Any future annual grants of restricted common shares to non-employee directors recommended by the Compensation Committee will be reviewed by the full Board, and disclosed to shareholders in all appropriate public disclosures, including the 2014 Compensation Discussion and Analysis section of the proxy statement for the 2015 Annual Meeting of Shareholders, if applicable.

Other Information Regarding Equity-Based Compensation

The full Board approves all equity-based awards made to non-employee directors of Peoples; while the Compensation Committee approves all equity-based awards made to non-employee directors of Peoples' subsidiaries other than Peoples Bank. The grant date for equity-based awards made to non-employee directors of Peoples is the date of the approval by the Board, the date of election or appointment, or the second business day following the date on which any material information has been publicly disclosed, whichever is the latest. The price by which the value of equity-based awards is measured is the closing price of Peoples' common shares on The NASDAQ Global Select Market® on the grant date.

The following summarizes the effect of various termination of service events on the restricted common shares granted to the non-employee directors in the 2013 fiscal years:

- <u>Termination of service as a director of Peoples due to death, disability, or retirement</u>: The restrictions on the restricted common shares would lapse and the restricted common shares become fully vested on the termination date.

- <u>Termination of service as a director of Peoples for cause or any reason other than retirement, death or disability</u>: Any non-vested restricted common shares would be forfeited on the termination date.

Deferred Compensation Plan for Directors

Since 1991, Peoples has maintained the Directors' Deferred Compensation Plan. Voluntary participation in the Directors' Deferred Compensation Plan allows a non-employee director of Peoples, or any of our subsidiaries, to defer all or part of his or her director's fees, including the federal income tax thereon. Since January 2, 1998, directors have been permitted to allocate their deferrals within their respective bookkeeping accounts under the Directors' Deferred Compensation Plan between a cash account (earning interest equal to Peoples Bank's three-year certificate of deposit interest rate) and a stock account (under which common shares of Peoples are allocated at fair market value on the first business day of each calendar quarter based on (i) the amount deferred and (ii) subsequent cash dividends on the common shares previously credited to the account). If a participant fails to make an election, 100% of the participant's deferrals will be allocated to the cash account. The only right a participant in the Directors' Deferred Compensation Plan has with respect to his or her cash and/or stock account is to receive distributions upon termination of service as a director. Distribution of the deferred amounts is made in a lump sum or substantially equal annual installments over a period of up to five years, at the election of the director beginning (i) on the first business day of the calendar month following the date of the director's termination of service due to resignation, retirement, death or otherwise for the portion of the account, if any, that was earned and vested before January 1, 2005, and any additions attributable to such portion of the account; and (ii) on the first business day of the calendar month following the earlier of the directors' death or separation from service as a director for the remaining portion of the account in the first year in which the person is no longer a director. For a director who is also a "specified employee" for purpose of Section 409A of the Internal Revenue Code on the date of the director's separation from service, the distribution of the portion of the account that was earned and vested on or after January 1, 2005, will be delayed until the first business day of the seventh month following the date of separation of service. The stock account is distributed in common shares of Peoples, and the cash account is distributed in cash.

All Other Compensation

The non-employee directors are eligible at their own cost to participate in the medical and dental insurance plans maintained by Peoples for employees. In addition, the non-employee directors automatically receive a group term life insurance benefit, the premiums for which are paid by Peoples. This benefit is also provided for directors after their retirement from Peoples. The maximum benefit under the group term life insurance is $50,000 for directors age 65 or younger. The maximum benefit decreases by a percentage for each year beyond age 65 until it reaches a maximum payout of $5,000 at age 90.

Stock Ownership Guidelines

Peoples' Corporate Governance Guidelines require that directors establish a financial stake in Peoples by developing a meaningful ownership position in Peoples over time as is appropriate given the director's personal financial circumstances; provided, however, that within five years after the date of his or her election to the Board, or by December 31, 2015, whichever is later, each director must own at least 5,000 common shares of Peoples or common shares having a market value of $100,000, whichever is less. In addition, directors are prohibited from holding Peoples' securities in a margin account or otherwise pledging Peoples' securities as collateral for a loan or other financial obligations, with the exception of pledges of Peoples' securities that occurred prior to February 28, 2013. Directors are also prohibited from engaging in hedging or monetization transactions involving Peoples' securities through the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds.

DIRECTOR COMPENSATION FOR 2013

(a) Name (1)	(b) Fees Earned or Paid in Cash (2) ($)	(c) Stock Awards (3) ($)	(d) Option Awards (4) ($)	(e) Non-Equity Incentive Plan Compensation ($)	(f) Change in Pension Value and Nonqualified Deferred Compensation Earnings (5) ($)	(g) All Other Compensation (6) ($)	(h) Total ($)
Tara M. Abraham	$17,400	$29,702	-	-	$428	$54	$47,584
Carl L. Baker, Jr.	$28,150	$29,702	-	-	$174	$54	$58,080
George W. Broughton	$36,700	$30,202	-	-	$859	$54	$67,815
Richard Ferguson	$39,234	$30,202	-	-	$4,742	$48	$74,226
James S. Huggins	$25,800	$30,202	-	-	-	$54	$56,056
Dr. Brenda F. Jones	$22,200	$30,202	-	-	$10,013	$54	$62,469
David L. Mead	$32,700	$30,202	-	-	$5,002	$54	$67,958
Susan D. Rector	$21,950	$30,202	-	-	-	$54	$52,206
Theodore P. Sauber	$27,750	$29,702	-	-	-	$16	$57,468
Thomas J. Wolf	$27,500	$30,202	-	-	-	$47	$57,749

(1) Mr. Sulerzyski, who serves as President and Chief Executive Officer of Peoples and Peoples Bank, is not included in this table. Mr. Sulerzyski receives no compensation in his capacity as a director of Peoples and Peoples Bank. The compensation received by Mr. Sulerzyski as an executive officer of Peoples and Peoples Bank is shown in the table under the section captioned **"SUMMARY COMPENSATION TABLE FOR 2013"** beginning on page 43.

(2) Amounts in column (b) represent the aggregate cash quarterly and meeting fees (including travel fees paid or payable to each director). Included in these amounts are voluntary elective deferrals of fees made pursuant to the Directors' Deferred Compensation Plan. Deferrals of these fees for 2013 were: $17,400 for Ms. Abraham; $22,200 for Dr. Jones; and $16,275 for Mr. Mead. All other amounts representing the cash portion paid for quarterly fees, meeting fees, and travel fees for 2013 are included in this table. Pursuant to the 2013 compensation structure for directors, the portion of these fees paid in stock awards is detailed in column (c). All directors identified in this table are non-employee directors of both Peoples and Peoples Bank, and were compensated through retainer fees, Board meeting attendance fees and Board committee meeting attendance fees, as appropriate, for their service to both boards.

(3) Amounts in column (c) represent the aggregate grant date fair value of common shares issued to the directors as the equity portion of the quarterly and meeting fees for services rendered as a director of Peoples, computed in accordance with FASB ASC Topic 718. The grant date fair value related to each issuance of common shares represented the closing price of Peoples' common shares on The NASDAQ Global Select Market® on the date of issuance times the number of common shares issued. This column also includes the grant date fair value related to the issuance of 500 common shares to each of the non-employee directors listed in the table above, and excluding Mr. Sulerzyski. Each of the Peoples directors, other than Mr. Sulerzyski, received a grant of 500 restricted common shares on February 28, 2013. The restricted common shares had a time-based vesting requirement and vested six months after the grant date, as each individual continued to serve as a director of Peoples for that period of time. As a result, there were no unvested stock awards outstanding at December 31, 2013.

(4) The aggregate number of common shares underlying unexercised nonqualified stock options outstanding at December 31, 2013 were: (i) Tara M. Abraham - none; (ii) Carl L. Baker, Jr. - 3,510; (iii) George W. Broughton - 3,510; (iv) Richard Ferguson - 2,355; (v) James Huggins - none; (vi) Dr. Brenda F. Jones - 1,756; (vii) David L. Mead - 600; (viii) Susan D. Rector - none; (ix) Theodore P. Sauber - 2,355; and x) Thomas J. Wolf - 3,510. All of these outstanding nonqualified stock options had vested prior to January 1, 2008.

(5) Amounts in column (f) represent 2013 earnings on each participating director's bookkeeping account under the Directors' Deferred Compensation Plan.

(6) Amounts in column (g) represent the amount of Peoples' 2013 annual premium payment for group term life insurance covering each of the directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of Carl L. Baker, Jr., George W. Broughton, David L. Mead, and Susan D. Rector served as a member of the Compensation Committee of the Board throughout the 2013 fiscal year and continues to so serve. None of these individuals has been an officer or employee of Peoples or any of our subsidiaries, with the exception of Mr. Mead, who served as interim President and Chief Executive Officer of Peoples and Peoples Bank from August 2, 2010 to April 4, 2011, and from August 6, 2010 to April 4, 2011, respectively. Mr. Mead, as well as each of the other members of the Compensation Committee, qualified as independent directors under the applicable NASDAQ rules while he served on the Compensation Committee during the 2013 fiscal year and continues to so qualify. During the 2013 fiscal year, Peoples Bank entered into lending relationships with certain members of the Compensation Committee, with members of their respective families and with corporations and organizations as to which they serve as executive officers or beneficially own more than 10% of the equity securities. All such loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates charged and collateral required, as those prevailing at the time for comparable loans with persons not related to Peoples or Peoples Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features to Peoples or Peoples Bank. During the 2013 fiscal year, no executive officer of Peoples served on the board or compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served on the' Board or Compensation Committee.

AUDIT COMMITTEE REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Management has represented to the Audit Committee that Peoples' audited consolidated financial statements as of and for the fiscal year ended December 31, 2013, were prepared in accordance with US GAAP and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management.

In addition, the Audit Committee has discussed and reviewed with Ernst & Young LLP ("EY"), Peoples' independent registered public accounting firm, all communications and other matters required to be discussed by auditing standards generally accepted in the United States, including those described in Public Company Accounting Oversite Board (United States) (the "PCAOB") Auditing Standards No. 16 and by SEC rules, as well as significant current accounting developments and issues. The Audit Committee has also reviewed and discussed the audited consolidated financial statements as of and for the fiscal year ended December 31, 2013 with EY.

The Audit Committee has received from EY the written disclosures and the letter required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence, and has discussed with EY the independence of EY. The Audit Committee has discussed with EY any relationships with or services to Peoples or our subsidiaries that may impact EY's independence and objectivity, including the non-audit services rendered by EY, and the Audit Committee has satisfied itself as to EY's independence.

Based on the Audit Committee's reviews and discussions with management and EY, and the Audit Committee's review of the report of EY to the Audit Committee, the Audit Committee recommended to the Board that Peoples' audited consolidated financial statements be included in Peoples' Annual Report on Form 10‑K for the fiscal year ended December 31, 2013 for filing with the SEC.

Submitted by the Audit Committee of the Board:
Thomas J. Wolf (Chair), Tara M. Abraham, Carl L. Baker, Jr., Richard Ferguson, Dr. Brenda F. Jones, and Theodore P. Sauber.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On February 27, 2014, the Audit Committee appointed EY as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2014. EY has served as Peoples' independent auditors/independent registered public accounting firm since 1995.

Fees

Fees for services rendered by EY for each of the 2013 and the 2012 fiscal years were:

	2013		2012	
Audit Fees (1)	$	672,550	$	683,267
Audit-Related Fees (2)		—		—
Tax Fees (3)		52,675		42,500
Total	$	725,225	$	725,767

(1)   Audit Fees pertain to professional services rendered in connection with the audit of Peoples' annual consolidated financial statements and review of the consolidated financial statements included in Peoples' Quarterly Reports on Form 10-Q, as well as internal control testing for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)   Audit-Related Fees pertain to services rendered in connection with statutory audits and accounting consultation.

(3)   Tax Fees pertain to services rendered for tax planning and advice, tax compliance, and assistance with tax audits and appeals.

EY did not render any other services to Peoples or any of our subsidiaries during the 2013 or the 2012 fiscal years. All of the services described under "Audit Fees" and "Tax Fees" above were pre-approved by the Audit Committee.

Pre-Approval Policy

The Audit Committee has adopted, and the Board has ratified, an Audit and Non-Audit Services Pre-Approval Policy (the "Pre-Approval Policy"), which sets forth the procedures and conditions pursuant to which services proposed to be performed by the independent registered public accounting firm may be pre-approved. Proposed services may either be pre-approved without consideration of specific case-by-case services by the Audit Committee ("general pre-approval"), or be subject to the requirement that the specific pre-approval of the Audit Committee be obtained ("specific pre-approval"). Appendices to the Pre-Approval Policy describe the Audit, Audit-Related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee states otherwise. The Audit Committee annually reviews and pre-approves the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. The Audit Committee will add to or subtract from the list of general pre-approved services from time to time, based on subsequent reviews and determinations.

The Pre-Approval Policy does not delegate to management the Audit Committee's responsibilities to pre-approve services performed by the independent registered public accounting firm. The Audit Committee, however, may delegate pre-approval authority to one or more of its members. The member(s) to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated both types of pre-approval authority to the Chair of the Audit Committee.

All requests or applications for services to be provided by the independent registered public accounting firm are to be submitted to the Chief Financial Officer of Peoples, and must include a detailed description of the services to be rendered. The Chief Financial Officer and the independent registered public accounting firm must determine jointly whether, in their view, the request or application is consistent with the SEC's and the PCAOB's rules on auditor independence and is an appropriate service. If so, the Chief Financial Officer will request specific pre-approval from the Audit Committee (or its designee) as appropriate. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

The Audit Committee has designated the Director of Risk Management of Peoples to monitor the performance of all services provided by the independent registered public accounting firm and to determine whether such services are in compliance with the Pre-Approval Policy. The Director of Risk Management reports to the Audit Committee on a periodic basis as to the results of such monitoring. Both the Director of Risk Management and the management of Peoples are to immediately report to the Chair of the Audit Committee any breach of the Pre-Approval Policy that comes to the attention of the Director of Risk Management or any member of management.

PROPOSAL NUMBER 4:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed EY to serve as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2014, and recommends that Peoples' shareholders vote for the ratification of that appointment. EY audited Peoples' consolidated financial statements as of and for the fiscal year ended December 31, 2013, and the effectiveness of Peoples' internal control over financial reporting as of December 31, 2013. Representatives of EY are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions.

The appointment of Peoples' independent registered public accounting firm is made annually by the Audit Committee. Peoples has determined to submit the appointment of the independent registered public accounting firm to the shareholders for ratification because of such firm's role in reviewing the quality and integrity of Peoples' consolidated financial statements and internal control over financial reporting. Before appointing EY, the Audit Committee carefully considered that firm's qualifications as Peoples' independent registered public accounting firm and the audit scope.

Recommendation and Vote

THE AUDIT COMMITTEE AND THE BOARD UNANIMOUSLY RECOMMEND THAT PEOPLES' SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF EY.

The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to ratify the appointment of EY as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2014. The effect of an abstention is the same as a vote "**AGAINST**." Even if the appointment of EY is ratified by the shareholders, the Audit Committee, in its discretion, could decide to terminate the engagement of EY and to engage another firm if the Audit Committee determines such action is necessary or desirable. If the appointment of EY is not ratified, the Audit Committee will reconsider (but may decide to maintain) the appointment.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials to households. This method of delivery, often referred to as "householding," would permit Peoples to send a single annual report, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, to any household at which two or more different shareholders reside if Peoples reasonably believes such shareholders are members of the same family or otherwise share the same address or that one shareholder has multiple accounts. In each case, the shareholder(s) must consent to the householding process, and may at any time request that Peoples promptly deliver to such shareholder(s) a separate copy of the proxy materials subject to householding. Each shareholder would continue to receive a separate notice of meeting of shareholders and proxy card. The householding procedure is intended to reduce the volume of duplicate information shareholders receive and reduce Peoples' expenses. Peoples does not currently practice householding, but may institute householding in the future and will notify registered shareholders affected by householding at that time. Registered shareholders sharing an address may request delivery of a single copy of annual reports to shareholders, proxy statements and Notices of Internet Availability of Proxy Materials by contacting the Corporate Secretary of Peoples at Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, OH 45750-0738, Attention: Corporate Secretary.

Many brokers, financial institutions and other holders of record have instituted householding. If your family has one or more "street name" accounts under which you beneficially own common shares of Peoples, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or Peoples' 2013 Annual Report, or if you wish to revoke your decision to household and thereby receive multiple copies of Peoples' proxy materials. You should also contact the holder of record if you wish to institute householding.

OTHER MATTERS

As of the date of this proxy statement, the Board knows of no matter that will be presented for action by the shareholders at the Annual Meeting other than those matters discussed in this proxy statement. However, if any other matter requiring a vote of the shareholders is properly presented at the Annual Meeting, the individuals acting under the proxies solicited by the Board will vote and act according to their best judgment in light of the conditions then prevailing, to the extent permitted under applicable law.

It is important that your common shares be represented. Whether or not you plan to attend the Annual Meeting in person, please complete, sign and return the accompanying proxy card in the enclosed envelope furnished herewith, or transmit your voting instructions electronically via the Internet or by telephone by following the instructions on the proxy card.

By Order of the Board,

Charles W. Sulerzyski
President and Chief Executive Officer

PEOPLES BANCORP INC.
EMPLOYEE STOCK PURCHASE PLAN

ARTICLE 1

PURPOSE

This Plan is intended to foster and promote the Company's long-term financial success and to increase shareholder value by (a) providing Participants with an opportunity to acquire an ownership interest in the Company and (b) enabling the Company to attract and retain the services of outstanding individuals upon whose judgment, interest and dedication the successful conduct of the Company's business is largely dependent.

ARTICLE 2

DEFINITIONS

When used in this Plan, the following terms will have the meanings given to them in this Article unless another meaning is expressly provided elsewhere in this document or clearly required by the context. When applying these definitions, the form of any term or word will include any of its other forms.

2.1.   *Act*. The Securities Exchange Act of 1934, as amended.

2.2.   *Beneficiary*. The person who has the right to receive (or exercise) any Plan benefits (or rights) that are unpaid (or unexercised) if the Participant dies.

2.3.   *Board*. The Company's Board of Directors.

2.4.   *Change in Control*. The first to occur of any of the following events:

(a)   the date that any person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company;

(b)   the date that any one person, or more than one person acting as a group, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35% or more of the total voting power of the stock of the Company;

(c)   the date that a majority of members of the Board is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(d)   the date that any one person, or more than one person acting as a group, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

2.5.   *Code*. The Internal Revenue Code of 1986, as in effect on the Effective Date or as amended or superseded after the Effective Date, and any regulations and applicable rulings issued under the Code.

2.6.   *Committee*. The committee to which the Board delegates responsibility for administering the Plan. Such committee may include individuals who are not members of the Board.

2.7.   *Company*. Peoples Bancorp Inc., an Ohio corporation, and any successor to it.

2.8.   *Designated Subsidiary*. Any Subsidiary that has been designated by the Committee as a Subsidiary whose Employees shall be eligible to participate in the Plan.

2.9.   *Effective Date*. February 27, 2014, the date the Plan was originally adopted by the Board.

2.10.   *Eligible Employee*. As of any Entry Date, any Employee who complies with Article 3 and other Plan provisions; provided, as of such Entry Date, the Employee does not own Stock possessing 5% or more of the total combined voting power or value of all classes of Stock of the Company or any Subsidiary.

2.11.   *Employee*. Any person who, on an applicable Entry Date, is a common law employee of any Employer. A worker who is classified as other than a common law employee but who is subsequently reclassified as a common law employee of an Employer for any reason and on any basis will be treated as a common law employee from the first Entry Date that begins after the date of that determination and will not retroactively be reclassified as an Employee for any purpose of this Plan.

2.12.   *Employer*. The Company and each Designated Subsidiary employing an Eligible Employee.

2.13.   *Entry Date*. The first day of each Offering Period and the date that Purchase Rights are granted under the Plan for the ensuing Offering Period.

2.14.   *Fair Market Value*. The value of one share of Stock on any relevant date, determined under the following rules:

(a)   If the Stock is traded on an exchange, the reported "closing price" on the relevant date, if it is a trading day, otherwise on the next trading day;

(b)   If the Stock is traded over-the-counter with no reported closing price, the mean between the lowest bid and the highest asked prices on that quotation system on the relevant date if it is a trading day, otherwise on the next trading day; or

(c)   If neither of the preceding apply, the fair market value as determined by the Committee in good faith.

2.15.   *Offering Period*. The period during which payroll deductions will be accumulated in Plan Accounts to fund the purchase of shares of Stock. Each Offering Period will commence on such date as may be determined from time to time by the Committee. Each Offering Period will consist of one calendar quarter, unless a different period is established by the Committee and announced to Eligible Employees before the beginning of the Offering Period.

2.16.   *Participant*. Any Eligible Employee who complies with the conditions described in Article 3 for the current Offering Period.

2.17.   *Plan*. The Peoples Bancorp Inc. Employee Stock Purchase Plan, as the same may be amended from time to time. This Plan is intended to comply with Code §§ 421 and 423.

2.18.   *Plan Account*. The individual account established by the Committee for each Participant to which all amounts described in Section 3.1(a)(i) are credited until applied as described in Article 6.

2.19.   *Purchase Date*. The last day of each Offering Period and the date on which shares of Stock are purchased in exchange for the Purchase Price.

2.20.   *Purchase Price*. The price established by the Committee for each Offering Period that each Participant must pay to purchase shares of Stock under this Plan but which may never be less than 85 percent of the Fair Market Value of a share of Stock on each Purchase Date (or the first trading day following the Purchase Date if the Purchase Date is not a trading date).

2.21.   *Purchase Right*. The right to purchase shares of Stock subject to the terms of the Plan.

2.22.   *Stock*. A common share, without par value, issued by the Company.

2.23. *Stock Account*. The account established for each Participant to which the Company transfers shares of Stock acquired under the Plan.

2.24. *Subsidiary*. Any corporation, limited liability company, partnership or other form of unincorporated entity of which the Company owns, directly or indirectly, 50% or more of the total combined voting power of all classes of stock, if the entity is a corporation; or of the capital or profits interest, if the entity is a limited liability company, a partnership or another form of unincorporated entity.

2.25. *Termination*. Cessation of the employee-employer relationship between a Participant and each Employer for any reason. Also, a Participant will be treated as having Terminated on the date his or her employer is no longer an Employer.

ARTICLE 3

PARTICIPATION

3.1. *Enrollment*.

(a) Each Eligible Employee may become a Participant for any Offering Period beginning after the date he or she complies with each of the following conditions:

(i) Elects to participate by authorizing the Employer to withhold a portion of his or her taxable compensation. This authorization will be made under rules developed by the Committee within the following limits: each authorization (A) must be stated in whole dollars, (B) may not authorize or result in authorization of a deduction (I) less than the amount specified by the Committee (which may never be less than $10.00 per pay period) or (II) more than the amount specified by the Committee (which may never exceed the limitation specified in Section 5.1 for each calendar year), (C) must be signed by the enrolling Eligible Employee and (D) must be delivered to the Committee within the period specified by the Committee.

(ii) Complies with any other rules established by the Committee.

(b) By enrolling in the Plan, each Participant will be deemed to have (i) agreed to the terms of the Plan and (ii) authorized the Employer to withhold from his or her compensation (A) the amounts authorized in accordance with Section 3.1(a)(i) and (B) any taxes and other amounts due in connection with any transaction contemplated by the Plan.

3.2. *Duration of Election to Participate*.

Subject to the terms of the Plan:

(a) Participants' withholding authorizations will be implemented beginning with the first payroll period with a paycheck date in the Offering Period for which it is received by the Committee and will remain in effect until revoked or changed under the rules described in Section 3.2(b).

(b) A Participant who elects to participate in the Plan for any Offering Period by complying with the rules described in Section 3.1 may change or revoke that election for any subsequent Offering Period but only by complying with the rules described in Section 3.1 as if the changed or revoked election were a new election. Any change to or revocation of an earlier election will be effective as of the first day of the first Offering Period beginning at least 15 calendar days after the revised election is delivered to the Committee and will remain in effect until revoked or changed under the rules described in this Section 3.2.

3.3. *No Interest Paid*. No interest will be paid with respect to any amount credited to or held in any Plan Account.

ARTICLE 4

ADMINISTRATION

4.1.   *Committee Duties*.

(a)   The Committee is responsible for administering the Plan and has all powers appropriate and necessary to that purpose. Consistent with the Plan's objectives, the Committee may adopt, amend and rescind rules and regulations relating to the Plan, to the extent appropriate to protect the Company's interests and has complete discretion to make all other decisions necessary or advisable for the administration and interpretation of the Plan. Any action by the Committee will be final, binding and conclusive for all purposes and upon all persons. The Committee is granted all powers appropriate and necessary to administer the Plan.

(b)   Without limiting the generality of the provisions of Section 4.1(a), consistent with the terms of the Plan, the Committee:

(i)   May exercise all discretion granted to the Committee under the Plan;

(ii)   Will determine whether to have an Offering Period, and, if so, the date on which such Offering Period is to commence and establish the number of shares of Stock that may be acquired during such Offering Period if the number available during any Offering Period is less than all remaining available shares determined under Section 5.2;

(iii)   May develop and impose other terms and conditions the Committee believes are appropriate and necessary to implement the purposes of the Plan;

(iv)   Will establish and maintain a Plan Account for each Participant which will be (A) credited with amounts described in Section 3.1(a)(i) and (B) debited with all amounts applied to purchase shares of Stock;

(v)   Will establish a Stock Account for each Participant which will be credited with shares of Stock until released as provided in Article 7;

(vi)   Will administer procedures through which Eligible Employees may enroll in the Plan;

(vii)   Will disseminate information about the Plan to Eligible Employees; and

(viii)   Will apply all Plan rules and procedures.

4.2.   *Delegation of Ministerial Duties*. In its sole discretion, the Committee may delegate any ministerial duties associated with the Plan to any person (including employees) that the Committee deems appropriate other than those duties described in Section 4.1(b)(i), (ii) and (iii).

4.3.   *General Limit on Committee*. Consistent with applicable law and Plan terms, the Plan will be administered in a manner that extends equal rights and privileges to all Participants.

ARTICLE 5

OFFERING

5.1.   *Right to Purchase*. Subject to Sections 5.2 and 5.3 and Article 6, the number of shares of Stock that may be purchased during each Offering Period will be established by the Committee before the beginning of each Offering Period. Notwithstanding any provision contained herein, no Participant may be granted a Purchase Right which permits the Participant to purchase Stock under this Plan or any other stock purchase plan maintained by the Company or any Subsidiary to accrue at a rate which exceeds $25,000 of Fair Market Value of Stock (determined at the time that such Purchase Right is granted) for each calendar year in which such Purchase Right is outstanding at any time. This limitation shall be construed in accordance with the provisions of § 423(b)(8) of the Code.

5.2.   *Number of Shares of Stock*. Subject to Section 5.3, the aggregate number of shares of Stock that may be purchased under the Plan is 300,000.

5.3.   *Adjustment in Capitalization*. If, after the Effective Date, there is a Stock dividend or Stock split, recapitalization (including payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares, or other similar corporate change affecting Stock, the Committee will appropriately adjust (a) the number of Purchase Rights that may or will be issued, (b) the aggregate number of shares of Stock available under Section 5.2 or subject to outstanding Purchase Rights (as well as any share-based limits imposed under this Plan), (c) the respective Purchase Price, number of shares and other limitations applicable to outstanding or subsequently issued Purchase Rights and (d) any other factors, limits or terms affecting any outstanding or subsequently issued Purchase Rights.

5.4.   *Source of Stock*. Shares of Stock to be purchased under the Plan may, in the Board's discretion, be authorized but unissued shares not reserved for any other purpose or treasury shares previously outstanding and reacquired by the Company.

ARTICLE 6

PURCHASE OF SHARES

6.1.   *Purchase*.

(a)   Throughout each Offering Period, the Employer will withhold from each Participant's regular payroll the amount the Participant has authorized in accordance with Section 3.1(a)(i). These amounts will be held in the Participant's Plan Account until the Purchase Date.

(b)   As of each Purchase Date and subject to the Plan's terms and limits, the value of each Participant's Plan Account will be divided by the Purchase Price established for that Offering Period and each Participant will be deemed to have purchased the number of whole and fractional (rounded to the nearest one-tenth) shares of Stock produced by dividing the value of the Participant's Plan Account as of the Purchase Date by the Purchase Price. Simultaneously, the Participant's Plan Account will be charged for the amount of the purchase.

6.2.   *Remaining Available Shares*.

(a)   If application of the procedures described in Section 6.1 would result in the purchase of a number of shares of Stock larger than the number of shares of Stock offered during that Offering Period, the Committee will allocate available shares of Stock among Participants and any cash remaining in Participants' Plan Accounts will be credited to the next Offering Period and, subject to the terms of the Plan, applied along with additional amounts credited to that Offering Period to purchase shares of Stock during that Offering Period and at the Purchase Price established for that Offering Period.

(b)   If application of the procedures described in Section 6.1 would result in the purchase of a number of shares of Stock less than the number of shares of Stock made available for purchase for any Offering Period, the excess shares of Stock will be available for purchase during any subsequent Offering Period.

6.3.   *Delivery of Shares; Participants' Stock Accounts*.

(a)   At or as promptly as practicable after the end of each Offering Period, the Company will deliver, or cause to be delivered, the shares of Stock purchased by a Participant during that Offering Period to the transfer agent for the Company's Stock for deposit into that Participant's Stock Account for the Plan.

(b)   Cash dividends on any shares of Stock credited to a Participant's Stock Account will be automatically reinvested in additional whole and fractional shares of Stock. All cash dividends credited to Participants' Stock Accounts will be paid over by the Company to the transfer agent at the dividend payment date. Purchases of Stock for purposes of dividend reinvestment will be made as promptly as practicable (but not more than 30 days) after a dividend payment date. The transfer agent will make these purchases, as directed by the Committee, either (i) in transactions on any securities exchange upon which shares of Stock are traded, otherwise in the over-the-counter market, or in negotiated transactions, or (ii) directly from the Company at 100% of the Fair Market Value of a share of Stock on the dividend payment date. These shares will be released as provided in Article 7.

(c)   Each Participant's Stock Account will be credited with any shares of Stock distributed as a dividend or distribution in respect of shares of Stock credited to that Participant's Stock Account or in connection with a split of Stock credited to that Participant's Stock Account.

(d)   As soon as reasonably practicable after receipt, the transfer agent will sell any noncash dividends (other than securities of the Company) received with respect to any Stock held in a Participant's Stock Account and apply the proceeds of that sale to purchase additional shares of Stock in the manner described in Section 6.3(b). After this transaction is completed, the transfer agent will credit the purchased shares of Stock to the Stock Account to which was credited the Stock with respect to which the noncash dividend was distributed.

(e)   Each Participant will be entitled to vote the number of shares of Stock credited to his or her Stock Account (including any fractional shares) on any matter as to which the approval of the Company's shareholders is sought.

ARTICLE 7

TERMINATION/RELEASE FROM STOCK ACCOUNTS

7.1.   *Effect of Termination on Election to Participate*.

A Participant who Terminates will be deemed to have withdrawn from the Plan. Any cash amounts credited to his or her Plan Account for the Offering Period during which the Termination occurs will be released to the Participant (or to the Participant's Beneficiary, in the event of the Participant's death) within 30 days following his or her Termination. No shares of Stock will be purchased for that Participant in any Offering Period that ends after such Participant's Termination.

7.2.   *Release from Stock Accounts*.

(a)   Subject to Article 8, during the period ending on the earlier of (i) 12 full calendar months after the date on which the Stock was purchased and credited to a Participant's Stock Account or (ii) the first day of the calendar quarter first commencing after the date the Participant Terminates for any reason, the Participant may not transfer the Stock (whether whole or fractional shares) held in his or her Stock Account. At the end of the period described in the immediately preceding sentence, the whole shares of Stock held in a Participant's Stock Account will be released from the Stock Account and treated in the manner elected by the Participant in accordance with the rules prescribed by the Committee and the transfer agent, and any fractional shares of Stock held in the Participant's Stock Account will be converted to cash in an amount equal to the Fair Market Value of the fractional share on the applicable date described in Section 7.2(a)(i) or Section 7.2(a)(ii) and released to the Participant.

(b)   In the event of a Participant's death, the provisions of Section 7.2(a) regarding the treatment of Stock released from the Participant's Stock Account shall immediately apply to the Participant's Beneficiary (i.e., the limitation on transferability shall cease to apply upon the Participant's death).

ARTICLE 8

EFFECT OF CHANGE IN CONTROL

If the Company undergoes a Change in Control, all whole shares of Stock held in each Participant's Stock Account, and cash in lieu of fractional shares of Stock so held, will be made available to the Participant under procedures developed by the transfer agent and the Committee.

ARTICLE 9

AMENDMENT, MODIFICATION AND TERMINATION OF PLAN

9.1.   *Amendment, Modification, Termination of Plan*. The Plan will automatically terminate after all available shares of Stock have been sold. Also, the Board may terminate, suspend or amend the Plan at any time without shareholder approval except to the extent that shareholder approval is required to satisfy applicable requirements imposed by (a) Rule 16b-3 under the Act, or any successor rule or regulation, (b) applicable requirements of Section 423 of the Code or (c) any securities exchange, market or other quotation system on or through on which the Company's securities are listed or traded. Also, no

Plan amendment may (d) cause the Plan to fail to meet requirements imposed by Rule 16b-3 or (e) without the consent of the affected Participant adversely affect any Purchase Right issued before the amendment, modification or termination.

        9.2.   *Effect of Plan Termination*.

        (a)   If the Plan is terminated effective on a day other than the last day of any Offering Period, the Offering Period during which the Plan is terminated also will end on the same day. Any cash balances held in Plan Accounts and Stock Accounts when the Plan is terminated will be released to the Participant for whom the Plan Account was established, and no shares of Stock will be sold through the Plan for that Offering Period. All shares of Stock held in Stock Accounts will be released following the procedures described in Section 7.2.

        (b)   If the Plan is terminated as of the last day of any Offering Period, the Committee will apply the terms of the Plan through the end of that Offering Period. However, no further shares of Stock will be offered under the Plan for any subsequent Offering Period and all shares of Stock then held in Stock Accounts will be released following the procedures described in Section 7.2.

ARTICLE 10

MISCELLANEOUS

        10.1.   *Restriction on Transfers*. Except as provided in Section 10.2, no right or benefit under the Plan may be transferred, assigned, alienated, pledged or otherwise disposed of in any way by a Participant. All rights and benefits under the Plan may be exercised during a Participant's lifetime only by the Participant.

        10.2.   *Beneficiary*. If a Participant dies, the deceased Participant's Beneficiary will be his or her surviving spouse or, if there is no surviving spouse, the deceased Participant's estate.

        10.3.   *No Guarantee of Employment*. Nothing in the Plan may be construed as:

        (a)   Interfering with or limiting the right of any Employer to terminate any Participant's employment at any time; or

        (b)   Conferring on any Participant or Employee any right to continue as an Employee.

        Further, no Participant will be entitled by reason of participation in the Plan to any compensation, in connection with termination of employment, for loss of any right or benefit or prospective right or benefit which the Participant might otherwise have enjoyed by way of damages for breach of contract.

        10.4.   *No Promise of Future Awards*. The right to purchase shares of Stock under the Plan is being made available on a voluntary and discretionary basis and the Purchase Right with respect to each individual Offering Period is being offered on a one-time basis and does not constitute a commitment to make any Purchase Right available in the future. The right to purchase shares of Stock hereunder will not be considered salary or other compensation for purposes of any severance pay or similar allowance, except as otherwise required by applicable law.

        10.5.   *Tax Requirements and Notification*. Each Participant is solely responsible for satisfying any applicable local, state, federal and foreign tax requirements associated with any taxable amount received from or associated with his or her participation in the Plan. Each Employer will withhold required taxes in the same manner and for the same taxing jurisdiction as the Employer withholds taxes from Participants' other compensation.

        10.6.   *Indemnification*. Each individual who is or was a member of the Committee or of the Board will be indemnified and held harmless by the Company against and from any loss, cost, liability or expense (including, without limitation, attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be made a party or in which he or she may be involved by reason of any action taken or failure to take action under the Plan as a Committee or Board member and against and from any and all amounts paid, with the Company's approval, by him or her in settlement of any matter related to or arising from the Plan as a Committee or Board member or paid by him or her in satisfaction of any judgment in any action, suit or proceeding relating to or arising from the Plan against him or her as a Committee or Board member, but only if he or she gives the Company an opportunity, at the Company's own expense, to handle and defend the matter before he or she undertakes to handle and defend it in his or her own behalf. The right of indemnification described in this Section 10.6 is not exclusive and is independent of any other rights of indemnification to which the individual may be entitled under the Company's organizational documents, by contract, as a matter of law or otherwise.

10.7.   *No Limitation on Compensation*. Nothing in the Plan is to be construed to limit the right of the Company to establish other plans or to pay compensation to its employees or directors, or those of its Subsidiaries, in cash or property, in a manner not expressly authorized under the Plan.

10.8.   *Requirements of Law*. The availability of Purchase Rights and the issuance of shares of Stock will be subject to all applicable laws, rules and regulations and to all required approvals of any governmental agencies or national securities exchange, market or other quotation system. Also, no shares of Stock will be sold under the Plan unless the Company is satisfied that the issuance of those shares of Stock will comply with applicable federal and state securities laws. Certificates for shares of Stock delivered under the Plan may be subject to any stock transfer orders and other restrictions that the Committee believes to be advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange or other recognized market or quotation system upon which the Stock is then listed or traded, or any other applicable federal or state securities law. The Committee may cause a legend or legends to be placed on any certificates issued under the Plan to make appropriate reference to restrictions within the scope of this Section 10.8.

10.9.   *Uncertificated Shares of Stock*. To the extent that the Plan provides for the issuance of certificates to reflect the delivery of Stock, the delivery of Stock may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any securities exchange upon which shares of Stock are traded.

10.10   *Expenses*. Except as otherwise provided in this Section 10.10 and the Plan, costs and expenses incurred in the administration of the Plan and maintenance of Plan Accounts will be paid by the Company, including any fees of the transfer agent and any brokerage fees and commissions arising in connection with the purchase of shares of Stock upon reinvestment of dividends and distributions. In no circumstance will the Company pay any brokerage fees and commissions arising in connection with the sale of shares of Stock acquired under the Plan by any Participant.

10.11.   *Governing Law*. The Plan and all related elections, authorizations or agreements will be construed in accordance with and governed by the laws (other than laws governing conflicts of laws) of the United States and of the State of Ohio.

10.12.   *No Impact on Benefits*. The right to purchase shares of Stock under this Plan is an incentive designed to promote the objectives described in Article 1 and is not to be treated as compensation for purposes of calculating a Participant's rights under any employee benefit plan.

10.13.   *Data Privacy*. Information about the Participant and the Participant's participation in the Plan may be collected, recorded and held, used and disclosed for any purpose related to the administration of the Plan. The Participant understands that such processing of this information may need to be carried out by the Company and its Subsidiaries and by third-party administrators whether such persons are located within the Participant's country or elsewhere, including the United States of America. The Participant consents to the processing of information relating to the Participant and the Participant's participation in the Plan in any one or more of the ways referred to above.

10.14.   *Effective Date*. The Plan was effective as of the Effective Date, subject to the approval thereof by the shareholders of the Company at the Annual Meeting of Shareholders held on April 24, 2014.



Peoples BANCORP®

Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

Company #

Address Change? Mark box, sign, and indicate changes below: ☐

TO VOTE BY INTERNET OR TELEPHONE, SEE REVERSE SIDE OF THIS PROXY CARD.

The Board of Directors Recommends a Vote "FOR" All Director Nominees Listed In Item 1, and "FOR" the Proposals in Items 2, 3 and 4.

1. Election of directors for a three-year term expiring in 2017

01 Tara M. Abraham
02 James S. Huggins
03 Dr. Brenda F. Jones

☐ Vote FOR all nominees (except as marked)

☐ Vote WITHHELD from all nominees

⇩ *Please fold here - Do not separate* ⇩

(Instruction: To withhold authority to vote for any individual nominee(s), mark "Vote FOR all nominees (except as marked)" and write the number(s) of the nominee(s) in the box provided to the right.)

2. Advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in the Proxy Statement for the 2014 Annual Meeting of Shareholders. ☐ For ☐ Against ☐ Abstain

3. Approval of the Peoples Bancorp Inc. Employee Stock Purchase Plan. ☐ For ☐ Against ☐ Abstain

4. Ratification of the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2014. ☐ For ☐ Against ☐ Abstain

THE COMMON SHARES REPRESENTED BY THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED (EXCEPT IN THE CASE OF COMMON SHARES HELD UNDER PEOPLES' RETIREMENT SAVINGS PLAN AND BROKER NON-VOTES, WHERE APPLICABLE) FOR THE ELECTION OF ALL DIRECTOR NOMINEES LISTED IN ITEM NO. 1, FOR THE PROPOSAL IN ITEM NO. 2, FOR THE PROPOSAL IN ITEM NO. 3, AND FOR THE PROPOSAL IN ITEM NO. 4. IF ANY OTHER MATTERS ARE PROPERLY BROUGHT BEFORE THE ANNUAL MEETING OF SHAREHOLDERS OR IF A NOMINEE FOR ELECTION AS A DIRECTOR NAMED IN THE PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS IS UNABLE TO SERVE OR FOR GOOD CAUSE WILL NOT SERVE, THE COMMON SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE DISCRETION OF THE INDIVIDUALS DESIGNATED TO VOTE THE COMMON SHARES REPRESENTED BY THIS PROXY CARD, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON SUCH MATTERS OR FOR SUCH SUBSTITUTE NOMINEE(S) AS THE DIRECTORS OF PEOPLES MAY RECOMMEND.

Date ______________________

Signature(s) in box

Please sign exactly as your name(s) appears on proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

PEOPLES BANCORP INC.

ANNUAL MEETING OF SHAREHOLDERS

Thursday, April 24, 2014
10:00 a.m., Eastern Daylight Saving Time

Lafayette Hotel
101 Front Street
Marietta, OH 45750



Peoples Bancorp Inc.
P.O. Box 738
Marietta, OH 45740

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting of Shareholders to be held on April 24, 2014.

The common shares of Peoples Bancorp Inc. ("Peoples") as to which you have voting authority, including those held on your behalf in a trust account, under Peoples' Dividend Reinvestment and Stock Purchase Plan, or under Peoples' Retirement Savings Plan, will be voted as you specify on the reverse side of this proxy card.

If no choice is specified, the common shares of Peoples represented by this proxy card will be voted, except in the case of common shares held under Peoples' Retirement Savings Plan and broker non-votes, where applicable, "FOR" the election of all director nominees listed in Item No. 1, "FOR" the proposal in Item No. 2, "FOR" the proposal in Item No. 3, and "FOR" the proposal in Item No. 4.

Notice to Participants in Peoples' Retirement Savings Plan: If you participate in Peoples' Retirement Savings Plan, by completing and signing this proxy card or providing voting instructions by the Internet or telephone you will be deemed to have instructed the trustee of the Retirement Savings Plan how to vote common shares that have been allocated to your account. If you do not provide voting instructions by 11:59 p.m., Central Daylight Saving Time, on April 20, 2014, the trustee will not vote the common shares allocated to your account.

By signing this proxy card, you revoke all prior proxies to vote the common shares of Peoples you are entitled to vote at the Annual Meeting of Shareholders and appoint Richard Ferguson and Charles W. Sulerzyski, and each of them, with full power of substitution, as your proxies to attend the Annual Meeting of Shareholders and vote your common shares of Peoples on the matters shown on the reverse side and in their discretion, to the extent permitted by applicable law, on any other matters (none known at the time of solicitation of this proxy) which may properly come before the Annual Meeting of Shareholders.

Peoples Bancorp® is a federally registered service mark of Peoples Bancorp Inc.
The **three arched ribbons** logo is a federally registered service mark of Peoples Bank, National Association.

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your telephone or Internet voting instructions authorize the named proxies to vote your common shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET	TELEPHONE	MAIL
www.proxypush.com/pebo	**1-866-883-3382**	
Use the Internet to provide voting instructions until 11:59 p.m. (CDST) on April 23, 2014, or 11:59 p.m. (CDST) on April 20, 2014 in the case of common shares held under Peoples' Retirement Savings Plan.	Use a touch-tone telephone to provide voting instructions until 11:59 p.m. (CDST) on April 23, 2014, or 11:59 p.m. (CDST) on April 20, 2014 in the case of common shares held under Peoples' Retirement Savings Plan.	Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.